09010048

PUBLIC STORAGE

2008

ANNUAL

REPORT



WA 91
OR 39
CA 374
NV 24
UT 7
CO 60
AZ 37
HI 8
MN 44
NE 1
KS 22
OK 8
TX 236
MO 38
LA 9
WI 16
MI 43
IL 123
IN 31
OH 30
KY 7
TN 27
MS 1
AL 22
GA 92
FL 191
SC 40
NC 69
VA 78
PA 28
NY 62
NH 2
MA 19
RI 2
CT 14
NJ 56
DE 5
MD 56
SWEDEN 27
DENMARK 10
UNITED KINGDOM 20
NETHERLANDS 37
BELGIUM 21
GERMANY 11
FRANCE 55

PROPERTIES *(as of December 31, 2008)*

Location	Number of Properties(1)	Net Rentable Square Feet
UNITED STATES		
Alabama	22	890,000
Arizona	37	2,259,000
California	374	24,129,000
Colorado	60	3,810,000
Connecticut	14	869,000
Delaware	5	306,000
Florida	191	12,511,000
Georgia	92	5,964,000
Hawaii	8	555,000
Illinois	123	7,800,000
Indiana	31	1,926,000
Kansas	22	1,310,000
Kentucky	7	330,000
Louisiana	9	608,000
Maryland	56	3,290,000
Massachusetts	19	1,179,000
Michigan	43	2,755,000
Minnesota	44	2,990,000
Mississippi	1	63,000
Missouri	38	2,144,000
Nebraska	1	46,000
Nevada	24	1,561,000
New Hampshire	2	132,000
New Jersey	56	3,524,000
New York	62	3,997,000
North Carolina	69	4,775,000

Location	Number of Properties(1)	Net Rentable Square Feet
UNITED STATES *(cont.)*		
Ohio	30	1,860,000
Oklahoma	8	428,000
Oregon	39	2,006,000
Pennsylvania	28	1,867,000
Rhode Island	2	64,000
South Carolina	40	2,155,000
Tennessee	27	1,528,000
Texas	236	15,493,000
Utah	7	440,000
Virginia	78	4,453,000
Washington	91	6,028,000
Wisconsin	16	1,030,000
Totals	2,012	127,075,000
EUROPE		
Belgium	21	1,254,000
Denmark	10	502,000
France	55	2,901,000
Germany	11	552,000
Netherlands	37	1,977,000
Sweden	27	1,437,000
United Kingdom	20	970,000
Totals	181	9,593,000
Grand Totals	2,193	136,668,000

(1) Storage and properties combining self-storage and commercial space.

SELECTED FINANCIAL HIGHLIGHTS

	For the year ended December 31,				
	2008[(1)]	2007[(1)]	2006[(1)]	2005	2004
	(Amounts in thousands, except per share data)				
Revenues:					
Rental income and ancillary operations	$ 1,709,452	$ 1,803,082	$ 1,347,267	$ 1,041,528	$ 950,600
Interest and other income	36,155	11,417	31,799	16,447	5,391
Total revenues	1,745,607	1,814,499	1,379,066	1,057,975	955,991
Expenses:					
Cost of operations	580,577	657,743	496,257	376,526	360,256
Depreciation and amortization	414,188	622,400	437,555	195,824	182,663
General and administrative	62,809	59,749	84,661	21,115	18,813
Interest expense	43,944	63,671	33,062	8,216	760
	1,101,518	1,403,563	1,051,535	601,681	562,492
Income from continuing operations before equity in earnings of real estate entities, gain on disposition of an interest in Shurgard Europe, gain (loss) on disposition of real estate investments and casualty gain or loss, foreign currency exchange (loss) gain and minority interest in income	644,089	410,936	327,531	456,294	393,499
Equity in earnings of real estate entities	20,391	12,738	11,895	24,883	22,564
Gain of disposition of an interest in Shurgard Europe	344,685	—	—	—	—
Gain (loss) on disposition of real estate investments and casualty gain or loss, net	(8,665)	5,212	2,177	1,182	67
Foreign currency exchange (loss) gain	(25,362)	58,444	4,262	—	—
Minority interest in income	(38,696)	(29,543)	(31,883)	(32,651)	(49,913)
Income from continuing operations	936,442	457,787	313,982	449,708	366,217
Discontinued operations and cumulative effect of change in accounting principle	(1,266)	(252)	44	6,685	(4)
Net income	$ 935,176	$ 457,535	$ 314,026	$ 456,393	$ 366,213
Per Common Share:					
Distributions:					
Regular	$ 2.20	$ 2.00	$ 2.00	$ 1.90	$ 1.80
Special	$ .60	$ —	$ —	$ —	$ —
Net income - basic	$ 4.21	$ 1.18	$ 0.33	$ 1.98	$ 1.39
Net income - diluted	$ 4.19	$ 1.17	$ 0.33	$ 1.97	$ 1.38
Weighted average common shares - basic	168,250	169,342	142,760	128,159	127,836
Weighted average common shares - diluted	168,883	170,147	143,715	128,819	128,681
Balance Sheet Data:					
Total assets	$ 9,936,045	$ 10,643,102	$ 11,198,473	$ 5,552,486	$ 5,204,790
Total debt	$ 643,811	$ 1,069,928	$ 1,848,542	$ 149,647	$ 145,614
Minority interest	$ 364,417	$ 506,688	$ 506,030	$ 253,970	$ 428,903
Shareholders' equity	$ 8,715,464	$ 8,763,129	$ 8,208,045	$ 4,817,009	$ 4,429,967
Cash Flow Information:					
Net cash provided by operating activities	$ 1,059,225	$ 1,027,605	$ 753,140	$ 673,150	$ 593,743
Net cash provided by (used in) investing activities	$ 340,013	$ (261,876)	$ (473,630)	$ (452,425)	$ (156,066)
Net cash used in financing activities	$ (966,360)	$ (1,061,457)	$ (228,095)	$ (102,969)	$ (276,255)

(1) The significant increase in our revenues, cost of operations, depreciation and amortization, and interest expense in 2006 and 2007, and the significant increase in total assets, total debt and shareholders' equity in 2006, is due to our acquisition of Shurgard Storage Centers in August 2006. The significant decrease in our revenues, cost of operations, depreciation and amortization, and interest expense in 2008, and the significant decrease in total assets, total debt and shareholders' equity in 2008, is due to our disposition of an interest in, and deconsolidation of, Shurgard Europe on March 31, 2008. See Note 3 to our December 31, 2008 consolidated financial statements for further information.

TO OUR SHAREHOLDERS

Despite the challenging economic conditions and the tremendous dislocations in the financial markets, our company continued to grow in 2008. Net income per share increased from $1.17 to $4.19 and funds from operations (FFO)[1] per share increased from $4.97 to $5.07. Most important, our intrinsic[2] or franchise value per share continued to improve. We measure our progress per share, since changes in absolute size mean little unless translated into additional value per share. Our growth this year was achieved even though we reduced our financial leverage. As important, we are well positioned going into 2009 to take advantage of opportunities resulting from the turbulent credit markets and to withstand the challenges they present.

Below I will expand on each of these points in greater detail, but in summary:

- Our U.S. self-storage operations grew revenues and net operating income (NOI) by 4% and 5%, respectively. Same Store revenue and NOI growth was about 3%. These growth rates are down from prior years and will be lower in 2009.
- Our European self-storage operations grew revenues and NOI by 9% and 15%, respectively. Same Store revenues and NOI increased by 2% and 6%, respectively, down substantially from last year's growth of 9% for revenues and 21% for NOI. Europe's growth has declined much faster than the U.S. and will be lower in 2009.
- Our U.S. commercial property operations grew revenues and NOI by just over 2%. This is about the same as last year and we expect they will be lower in 2009.

Businesses

In last year's report I described each of our businesses. Nothing much changed in 2008 other than the sale of an equity interest in Shurgard Europe to the New York Common Retirement Fund (NYCRF). The details of this transaction are in the notes to the financial statements, but I will summarize here. We sold 51% of Shurgard Europe for $600 million, resulting in a large "book gain" of about $350 million. Post transaction, Public Storage and NYCRF jointly oversee the business and participate in major decisions, just like a board of directors, but the local management team continues to run the day-to-day operations. There are no preferred returns or incentive fees to either of us. Both Public Storage and NYCRF own equity interests with the same economic characteristics. We do receive a "licensing fee" of 1% of all revenues for use of the Shurgard name and interest of 7.5% per year on our 400 million euro loan. We are essentially partners. Our long-term goal is to take Shurgard Europe public and maintain our equity interest. Just as PS Business Parks constitutes our investment in U.S. office and industrial properties, Shurgard Europe is our investment in European self-storage. Our loan is not a long-term investment, has a maturity date of March 2010 and is denominated in euros. We reflect changes in the exchange rate between euros and dollars in our income statement for the loan.

Summary of Financial Results

In 2008, total revenues were essentially flat at $1.75 billion and net income increased to $708 million. Both were impacted by the sale of an interest in Shurgard Europe. In addition, we incurred a foreign currency loss of $25 million on our loan to Shurgard Europe compared to a $58 million currency gain in 2007.

(1) See accompanying schedule "Computation of Funds from Operations" for a definition.

(2) See Public Storage, Inc. 2006 Annual Report letter to shareholders for a discussion of "intrinsic value."

Our funds from operations per share increased from $4.97 in 2007 to $5.07 in 2008. Excluding items associated with foreign currency gain, Shurgard integration costs and other non-cash charges, the per share amounts increased by 10% from $4.73 in 2007 to $5.18 in 2008. These comparisons are reflected in the table below.

Funds From Operations (FFO)

	Year ended December 31,	
	2008	**2007**
FFO per common share prior to adjustments for the following items	$ 5.18	$ 4.73
Foreign currency exchange gain (loss)	(0.15)	0.34
Shurgard acquisition integration costs	—	(0.03)
Cost associated with the sale of Shurgard Europe	(0.17)	—
Termination of contract and development projects	(0.02)	(0.01)
EITF Topic D-42 gains/(charges)	0.21	—
Other	0.02	(0.06)
FFO per common share, as reported	$ 5.07	$ 4.97

Operating earnings were $1.2 billion for 2008 about the same as 2007 due to the sale of 51% of Shurgard Europe, and are broken down as follows.

Operating Earnings(1)

Amounts in millions	**2008**	**2007**
U.S. self-storage operations	$1,031	$ 980
European self-storage operations (2)	62	102
Commercial properties (3)	69	63
Ancillary operations	59	55
Operating earnings	$1,221	$1,200

(1) Operating earnings exclude the impact of other items which reduced net income approximately $286 million and $743 million in 2008 and 2007, respectively, in reconciling from operating earnings to our net income. Such items are comprised of interest income, depreciation and amortization expense, general and administrative expense, interest expense, equity in earnings of real estate entities (except for our pro rata share of PS Business Parks' and Shurgard Europe's pre-depreciation net income, which is included in operating earnings), casualty gains and losses, gains on disposition, foreign currency gains and losses, minority interest in income, cumulative effect adjustments and discontinued operations.

(2) Reflects pro rata share of Shurgard Europe's operations; a 51% interest was sold in March 2008.

(3) Reflects pro rata share of PS Business Parks and wholly owned Public Storage commercial properties.

Self-Storage Operations

When evaluating our store operations, we bifurcate our domestic properties into two groups—"Same Store" and other.

The Same Store operations consist of those properties operated by the Company for the last three years that have achieved a stabilized occupancy level. Properties that are either under redevelopment, recently acquired or developed are in "other properties." We consider the measurement of Same Store operations as a key barometer of both the fundamental strength of our business and the efficacy of our personnel and operating strategies.

We use certain metrics to evaluate our performance, the most important being revenue per available square feet, or "REVPAF," and gross profit margin. REVPAF measures how much revenue is generated per foot we have to lease. We manage growth in REVPAF, balancing increased pricing with higher customer volumes (occupancy). Also impacting REVPAF are product quality, customer sales and service and local competition. Gross profit margin reflects how capable we are at generating more revenue while controlling expenses. Both REVPAF and gross profit margin increased across all portfolios last year, resulting in higher net operating income.

REVPAF (Per sq. ft.)

	2008	2007
U.S. Same Store	$11.72	$11.45
Europe Same Store (1)	$25.34	$24.95
Other properties–U.S.	$11.31	$10.83

Weighted Average Occupancy

	2008	2007
U.S. Same Store	89.5%	89.5%
Europe Same Store (1)	86.5%	89.8%
Other properties–U.S.	84.4%	80.0%

Gross Profit Margin

	2008	2007
U.S. Same Store	67.9%	67.4%
Europe Same Store (1)	61.9%	59.7%
Other properties–U.S.	65.4%	61.9%

Net Operating Income (Before depreciation)

Amounts in millions	2008	2007
U.S. Same Store	$909	$880
Europe Same Store (1)	$ 84	$ 80
Other properties–U.S.	$122	$101

(1) Amounts with respect to Europe are on a constant exchange rate basis using the 2008 exchange ratios. The 2008 Europe data represents historical data; a 51% interest was sold in March 2008.

Overall, the domestic portfolio performed reasonably well in 2008, as we achieved higher REVPAF through rental rates, offset in part by higher promotional discounting. Same Store expenses were modestly higher at 1% as higher property taxes and property payroll expenses were offset by lower media advertising costs. The acquired Shurgard properties continued to benefit from our pricing and promotional strategies; however, we do not expect any further merger benefits in 2009. Our recently acquired, developed and redeveloped properties continue to lease up, generating higher revenues. In Europe, our operating team continued to implement best practices, improving operating efficiency and operating margins. Similar to the U.S., year-end occupancies and "asking" rents were below prior year. This sets the stage for a very challenging 2009.

Commercial Properties

Our investment in commercial properties consists of our 46% equity interest in PS Business Parks (PSB) and our wholly owned properties, which are generally contiguous to our self-storage properties. We own one million square feet directly and another nine million square feet indirectly through our investment in PSB.

The Same Store performance metrics used for self-storage are applicable to commercial properties. Operating performance for the commercial properties was solid in 2008. Fortunately, we haven't grown the portfolio much the past two years due to the underwriting discipline of Joe Russell, PSB's CEO.

REVPAF / Gross Profit Margin / Occupancy(1)

	2008	2007
REVPAF	$13.82	$13.47
Gross profit margin	68.8%	68.1%
Weighted average occupancy	92.4%	93.3%

(1) Reflects pro rata share of PS Business Parks and wholly owned Public Storage properties.

Commercial Property Net Operating Income

Amounts in millions	2008	2007
PS Business Parks(1)	$60	$54
Public Storage	9	9
Net operating income before depreciation	69	63
Maintenance capital expenditures(2)	(15)	(17)
Operating cash flow	$54	$46

(1) Reflects Public Storage's pro rata share of PS Business Parks' funds from operations.
(2) Reflects Public Storage's pro rata share of PS Business Parks' recurring capital improvements, tenant improvements and lease commissions.

We expect a challenging commercial property market in 2009 as a result of lower "asking" rents, increased concessions and more customer failures. We have the management team to deal with these challanges and to improve our competitive position.

Summary of Operating Results

Overall, our operating results were satisfying in 2008 across all portfolios. We continued to refine our marketing, pricing and operating strategies, as well as our personnel. As with most good companies, we continually try to "raise the bar," so there are always opportunities. We have a solid operating management team, but I think we can improve over the course of 2009. Despite the challenging economic environment, we are stepping up our investment in technology, operating systems and people in 2009. We hope to expand upon our competitive advantages while some of our competitors are struggling.

Capital Markets

In prior letters I have explained our rationale for "leveraging" our company with perpetual preferred stock instead of debt. I have also explained its principal attributes: a permanent fixed rate structure, we can call it after five years without penalty and no financial covenants. Like debt, preferred stock has a fixed return, but no recourse against the Company's assets and no maturity date. Accordingly, for purchasers of preferred stock it is riskier than debt and they demand a higher return (coupon rate) than if they purchased debt.

Let's assess the wisdom of this financial strategy in the context of the dramatic changes in the global capital markets this year. To understand the turbulent change in the cost of capital, it is important to put things in context. In the first quarter of 2007, by any measure, the real estate industry reached a zenith. Our Company's stock traded above $110 per share, while the newspapers headlined Blackstone Group's $30 billion acquisition of Equity Office Properties (the largest REIT in America at the time) at record high prices with Blackstone's concurrent re-sale of some properties at even higher prices. Real estate in the public and private markets was "selling" at sub 4% yields, while ten-year U.S. Treasuries were yielding about 5%. What was happening in the housing market—buy today, finance 100% with easy terms and low rates, sell tomorrow at a profit—was happening in the commercial real estate market.

Commercial mortgage debt could be issued at 40 to 50 basis points over ten-year swap treasuries, historical lows. Convertible debt, a funding source not typically utilized by REITs, was issued at rates of 1%-2%. Logically, companies took advantage of the abundant supply of inexpensive capital. They in turn deployed this cheap capital into an already over-heated commercial real estate market, bidding prices ever higher with each deal. For the really aggressive, they deployed capital into property development and large "land banks," double leveraging their investments with joint venture equity and additional leverage inside the joint venture, i.e., turbo leverage. Similar to private equity sponsors, various fees were charged to these structures, which rolled into income statements and earnings guidance, incentivizing management teams to raise even more turbo leverage. Hundreds of billions of dollars were raised in a period of just two years.

Like the "dot com" bubble, investors thought that "it is different this time" and that they could always sell out to the "greater fool." But the bubble burst. Equity investors, joint venture partners and lenders are now asking, "What was I thinking?"

Similar to other bubbles that have burst, capital quickly becomes scarce and expensive. Everyone heads to the fire escape at the same time. Now there is a dearth of capital for commercial real estate, and what is available is very expensive with much more onerous terms. Secured mortgage debt, rated AAA, now trades at 15%+ yields. The convertible debt for some issuers is trading at over 20% yields. Sales transactions are down over 80% from last year. As bad as it is in the U.S., it is worse in Europe, directly impacting Shurgard Europe's ability to grow. For those who participated, the destruction of shareholder value is immense. Some will not recover and those that survive will need years, if not decades, to restore lost value. A simple analysis highlights the problem facing many management teams of public companies (this applies to private equity investors as well).

Assume Company A acquired a property in 2006 generating $100 of net income at a 6% income capitalization rate (cash flow yield) and financed 70% of the purchase with 5% interest only debt. They pay $1,667 for the property, invest cash of $500 and borrow the balance. Their cash-on-cash return on the equity is 8% which is not bad in a 5%-6% interest rate world (18 months ago). Investors, observing this financial alchemy, gladly pay 20 times earnings or $833 for the incremental cash flow, resulting in a 67% increase in the company's equity value.

Fast forward to today when the debt comes due. The property will probably only generate $90 of net income (lower due to the recession) and the income capitalization rate used for a new loan to refinance the old loan is 10%, loan to value is reduced to 60% and the interest rate is increased to 8%. Company A now needs $627 to pay down its loan in order to get it refinanced. Now the invested equity capital is $1,127 and the cash-on-cash return is 4%. This is terrible in today's 15%-20% equity return environment. Where does the company get $627 for the loan pay down? Sell unencumbered assets at a 30%-40% discount from where they were purchased two to three years ago, borrow money on onerous rates and terms, sell common stock at distressed prices? These are exactly the issues facing many real estate management teams today and investors know that. Uncertainties regarding both the ability to obtain this $627 additional capital and the cost and terms of the capital have driven share prices down 70%-90% for some companies.

We have not escaped collateral damage. We issued our last series of preferred stock in July 2007 at a 7% coupon. Today our various preferred issuances trade at 9%-11% yields. PS Business Parks' preferreds trade at 10%-12% yields. We probably can't issue any new preferred stock today, regardless of rate. As noted earlier, when someone yells "fire," everyone heads for the exit at the same time and our common and preferred shares have been caught up in the mad dash. Operating from a position of a "fortress balance sheet," we are seizing this opportunity and repurchasing our preferred stock at significant discounts to issue price and, unlike repurchasing debt at a discount, without generating taxable income.

We have operated for the last 16 years (since 1992) as if the capital markets might close the next day, as it did for all real estate companies during the savings and loan crisis (remember the Resolution Trust Corporation or RTC). The lessons of that period caused us to seek a different form of "leverage" than traditional debt. Our first preferred stock issuance carried a coupon of 10% and we were happy to get the money. It allowed us to pay off most of our debt and we haven't looked back since. During the past 16 years, we paid a much higher coupon rate for the preferred stock compared with the rate we would have paid to issue short-term debt, probably an additional 2% per year. I estimate we probably paid $600-$700 million more in preferred dividends over the 16 years than if we had used traditional debt or about $4 per share. We consider this a small price to pay for peace of mind. Were the capital markets to remain closed for the next ten years, we could operate our business and pay off what debt we do have. Our financial position also has intangible benefits. We are able to hire and retain better people, focus our attention and energy on our businesses and gain market share, while enjoying an outstanding and long-standing relationship with our primary bank, Wells Fargo. There is a further silver lining to the "premium" we paid all these years. Real estate prices are coming down dramatically, and we should have abundant opportunities to deploy significant capital in a value enhancing manner. I am fairly confident that over the next couple of years we will be able to more than make up the $4 per share. Having taken the road less traveled by others, we are a better company.

Leverage–Why?

The long discussion of preferred stock leads to an obvious question—why does Public Storage or any company use leverage? The benefit of leverage to an owner depends upon its terms and amount relative to the owner's equity. While some argue that high leverage adds significantly to owner returns because of the tax benefits and lower commitment of "owner capital" to fund the business, they generally overlook the "risks" associated with leverage. A dollar of operating cash flow in a company with no leverage is worth far more than the same dollar of operating earnings "trapped" inside a company with 90% leverage. In the latter, earnings have to be sufficient, year in and year out, to service the interest or preferred dividend requirement to those providing the leverage. While it is usually easy to "leverage up" and grow without additional owner equity in a benign economic environment, leverage often proves to be a "dagger in the heart" for many companies during an economic downturn. In today's economic climate, with over 8% unemployment and virtually no access to capital except for those companies highly rated, leverage may prove fatal for many.

At Public Storage, we seek to maximize the benefits of leverage and mimimize its risks by using "low risk" leverage in the form of preferred stock. We treat our preferred stock shareholders as partners in a priority position, working hard to make sure we generate more than enough operating earnings to pay their preferred returns. However, should we fail, their dividends will "accrue but not be paid" and they will appoint two Trustees to our Board. We won't go into bankruptcy or have our properties foreclosed upon. This provides us a margin of safety in case of unforseen events. We try to immunize our company from the vagaries of the capital markets.

Shurgard Europe

Last year I outlined the significant growth opportunities for self-storage in Europe and how we would participate through our equity investment in Shurgard Europe. At that time, we were concluding our transaction with NYCRF and our business plan was:

- Continue to drive Same Store revenue and operating income.
- Continue to integrate U.S. best practices into the European operations.
- Continue to grow the platform, primarily through development of new properties.
- Acquire our joint venture partner's interest in about 80 properties.
- Secure a new bank credit facility to fund these activities and refinance the intercompany loan (total of about one billion dollars).

We approached each aspect of our plan with great zeal; however, by August it became clear that the debt markets were changing dramatically in Europe and that we should terminate all development activity. During the balance of this year, we terminated projects and reduced staffing. In 2009, we will complete the balance of properties under development and work to either refinance or pay off the debt related to our joint venture interests. As always, we will work hard to create value from our 200-store platform. By early 2010, we plan to refinance the 400 million euro intercompany loan (market conditions permitting).

Unlike the U.S., in Europe there has never been an established market for preferred stock, especially for real estate companies. Accordingly, Shurgard Europe will depend on the debt markets (just bank debt at this time, but eventually public debt) for capital. Regardless, we expect it will be conservatively structured.

We expect a challenging operating environment in 2009. Like in the U.S., customers are extremely price sensitive, moving/relocation activity is much lower and customer awareness of our product is still low. Growth in Europe will occur at a much slower pace than prior years. Steven De Tollenaere and his management team have made some tough decisions over the past year in view of the changing economic climate, especially the termination of further property development. They have created significant value for Public Storage shareholders since we acquired Shurgard and they have positioned the business well for today's environment.

Executive Compensation

We paid over $30 million in executive compensation in 2008–a record. This is big time money for us and so some explanation is warranted.

Our goal is long-term wealth creation both for you the owners and the management team. The management team participates in the value created for owners. We are fortunate to have a Board of Trustees that has significant equity ownership, understands the business and doesn't need a consultant to help them think.

We measure changes in shareholder value by sustainable improvements in free cash flow per share and our competitive position, not short-term changes in our share price. These are generally accomplished by hiring and motivating excellent people, making wise capital allocation decisions, maintaining financial strength and constant risk management.

In 2008, we achieved the final big goal of our 2006 acquisition of Shurgard, which was to monetize 51% of our interest in Shurgard Europe on price, terms and structure that realized significant value for the shareholders. It was a "home run" from the Trustees' perspective and they awarded management commensurately.

Conclusion

Last year I ended my letter to you with "...Demand for your product is not directly dictated by the general economy but by recurring lifestyle changes...." I was wrong. While our business may well be recession-resistant, it is certainly not recession-proof. Our customers are susceptible to severe economic downturns. On average, given our geographic diversity, most "normal" economic downturns don't severely impact our results. Generally, at any point in time, some part of the country is "slow." Today, the entire country is slow. Like most companies, we haven't experienced this kind of economic climate. However, as shareholders, you should probably not lose sleep. Our financial profile is designed for these kinds of economic headwinds and I think when they pass, we will have improved our competitive position.

My view on the real estate industry is far more jaundiced. There are two major headwinds facing the real estate industry—poor operating fundamentals and "closed" capital markets. You couldn't pick two bigger Achilles' heels. Many companies are turning into what Warren Buffett would call "cigar butt" investments, i.e., they are cheap but there are only one or two puffs remaining. Many real estate companies will need to be recapitalized. In the meantime, these headwinds will continue to weigh on share prices, including ours.

Ronald L. Havner, Jr.
President and Chief Executive Officer
February 28, 2009

CUMULATIVE TOTAL RETURN

Public Storage, S&P 500 Index and NAREIT Equity Index
December 31, 2003 - December 31, 2008


$300
$250
$200
$150
$100
$ 50
$ 0
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
Public Storage
S&P 500 Index
NAREIT Equity Index

	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
Public Storage	$100.00	$133.21	$166.69	$245.71	$189.67	$212.25
S&P 500 Index	$100.00	$110.88	$116.33	$134.70	$142.10	$89.53
NAREIT Equity Index	$100.00	$131.58	$147.59	$199.33	$168.05	$104.65

The graph set forth above compares the yearly change in the Company's cumulative total shareholder return on its Common Stock for the five-year period ended December 31, 2008 to the cumulative total return of the Standard & Poor's 500 Stock Index ("S&P 500 Index") and the National Association of Real Estate Investment Trusts Equity Index ("NAREIT Equity Index") for the same period (total shareholder return equals price appreciation plus dividends). The stock price performance graph assumes that the value of the investment in the Company's Common Stock and each index was $100 on December 31, 2003 and that all dividends were reinvested. The stock price performance shown in the graph is not necessarily indicative of future price performance.

Computation of Funds from Operations (unaudited)

Funds from operations ("FFO") is a term defined by the National Association of Real Estate Investment Trusts ("NAREIT"). FFO is a non-GAAP financial measure. FFO is generally defined as net income before depreciation with respect to real estate assets and gains and losses on real estate assets. FFO is presented because management and many analysts consider FFO to be one measure of the performance of real estate companies. In addition, we believe that FFO is helpful to investors as an additional measure of the performance of a REIT, because net income includes the impact of depreciation, which assumes that the value of real estate diminishes predictably over time, while we believe that the value of real estate fluctuates due to market conditions and in response to inflation. FFO computations do not consider scheduled principal payments on debt, capital improvements, distributions and other obligations of the Company. FFO is not a substitute for our cash flow or net income as a measure of our liquidity or operating performance or our ability to pay dividends. Other REITs may not compute FFO in the same manner; accordingly, FFO may not be comparable among REITs.

	For the year ended December 31,		
(Amounts in thousands, except per share amounts)	2008	2007	2006
Net income:	$ 935,176	$ 457,535	$ 314,026
Depreciation and amortization	414,188	622,400	437,555
Depreciation and amortization included in discontinued operations	13	494	663
Less - depreciation with respect to non-real estate assets	(253)	(406)	(225)
Depreciation from unconsolidated real estate investments	74,918	45,307	38,890
Gain on sale of real estate investments and assets	(336,545)	(6,883)	(5,594)
Minority interest share of income	38,696	29,543	31,883
Net cash provided by operating activities	1,126,193	1,147,990	817,198
FFO to minority interest - common	(21,904)	(21,989)	(17,312)
FFO to minority interest - preferred	(21,612)	(21,612)	(19,055)
Funds from operations	1,082,677	1,104,389	780,831
Less: allocations to preferred and equity shareholders:			
Senior Preferred	(205,870)	(236,757)	(245,711)
Equity Shares, Series A	(21,199)	(21,424)	(21,424)
FFO allocable to our common shareholders	$ 855,608	$ 846,208	$ 513,696
Weighted average shares outstanding:			
Common shares	168,250	169,342	142,760
Stock-based compensation dilution	633	805	955
Weighted average common shares for purposes of computing fully-diluted FFO per common share	168,883	170,147	143,715
FFO per common share	$ 5.07	$ 4.97	$ 3.57

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2008.

or

[ ] **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from ________ to ________.

Commission File Number: 001-33519

PUBLIC STORAGE

(Exact name of Registrant as specified in its charter)

Maryland	**95-3551121**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

701 Western Avenue, Glendale, California 91201-2349

(Address of principal executive offices) (Zip Code)

(818) 244-8080

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Depositary Shares Each Representing 1/1,000 of a 7.500% Cumulative Preferred Share, Series V $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.500% Cumulative Preferred Share, Series W $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.450% Cumulative Preferred Share, Series X $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.250% Cumulative Preferred Share, Series Z $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.125% Cumulative Preferred Share, Series A $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 7.125% Cumulative Preferred Share, Series B $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.600% Cumulative Preferred Share, Series C $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.180% Cumulative Preferred Share, Series D $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.750% Cumulative Preferred Share, Series E $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.450% Cumulative Preferred Share, Series F $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 7.000% Cumulative Preferred Share, Series G $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.950% Cumulative Preferred Share, Series H $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 7.250% Cumulative Preferred Share, Series I $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 7.250% Cumulative Preferred Share, Series K $.01 par value	New York Stock Exchange

Depositary Shares Each Representing 1/1,000 of a 6.750% Cumulative Preferred Share, Series L $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.625% Cumulative Preferred Share, Series M $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 7.000% Cumulative Preferred Share, Series N $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of an Equity Share, Series A, $.01 par value	New York Stock Exchange
Common Shares, $.10 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None *(Title of class)*

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [X] Accelerated Filer [ ] Non-accelerated Filer [ ] Smaller Reporting Company [ ]

The aggregate market value of the voting and non-voting common shares held by non-affiliates of the Registrant as of June 30, 2008:

Common Shares, $0.10 Par Value - $10,093,560,000 (computed on the basis of $80.79 per share which was the reported closing sale price of the Company's Common Shares on the New York Stock Exchange on June 30, 2008).

Depositary Shares Each Representing 1/1,000 of an Equity Share, Series A, $.01 Par Value - $193,353,000 (computed on the basis of $26.00 per share which was the reported closing sale price of the Depositary Shares each Representing 1/1,000 of an Equity Share, Series A on the New York Stock Exchange on June 30, 2008).

As of February 26, 2009, the number of outstanding Common Shares, $.10 par value, was 169,464,401 shares and the number of outstanding Depositary Shares Each Representing 1/1,000 of an Equity Share, Series A, $.01 par value, was 8,377,193 (representing 8,377.193 Equity Shares, Series A).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement to be filed in connection with the Annual Meeting of Shareholders to be held in 2009 are incorporated by reference into Part III of this Annual Report on Form 10-K.

PART I

ITEM 1. Business

Forward Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws. All statements in this document, other than statements of historical fact, are forward-looking statements which may be identified by the use of the words "expects," "believes," "anticipates," "plans," "would," "should," "may," "estimates" and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Public Storage's actual results and performance to be materially different from those expressed or implied in the forward-looking statements. As a result, you should not rely on any forward-looking statements in this report, or which management may make orally or in writing from time to time, as predictions of future events nor guarantees of future performance. We caution you not to place undue reliance on forward-looking statements, which speak only as the date of this report or as of the dates indicated in the statements. All of our forward-looking statements, including those in this report, are qualified in their entirety by this statement. We expressly disclaim any obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, new estimates, or other factors, events or circumstances after the date of this document, except where expressly required by law. Accordingly, you should use caution in relying on past forward-looking statements to anticipate future results. Factors and risks that may impact our future results and performance include, but are not limited to, those described in Item 1A, "Risk Factors" and in our other filings with the Securities and Exchange Commission. ("SEC").

General

Public Storage was organized in 1980. Effective June 1, 2007, we reorganized Public Storage, Inc. into Public Storage, a Maryland real estate investment trust (referred to herein as "the Company", "the Trust", "we", "us", or "our"). Our principal business activities include the acquisition, development, ownership and operation of self-storage facilities which offer storage spaces for lease, generally on a month-to-month basis, for personal and business use. We are the largest owner and operator of self-storage facilities in the United States ("U.S."), and we have an equity interest in what we believe is the largest owner and operator of self-storage facilities in Europe.

We currently operate within three reportable segments: (i) self-storage, (ii) Shurgard Europe and (iii) ancillary. These segments are organized generally based upon their operating characteristics. The self-storage segment comprises the direct and indirect ownership, development, and operation of traditional storage facilities in the U.S. Our Shurgard Europe segment comprises our equity interest in the self-storage and associated activities in seven countries in Western Europe owned by Shurgard Europe, consisting of 180 facilities and 9.5 million net rentable square feet. Our ancillary segment represents all of our other activities, which are reported as a group, including our (i) containerized storage operations, (ii) commercial property operations, directly and through our 46% ownership interest in PS Business Parks, Inc. ("PSB"), a publicly traded REIT whose common stock trades on the New York Stock Exchange under the symbol "PSB" (as of December 31, 2008, PSB owned and operated 19.6 million net rentable square feet of commercial space), (iii) tenant reinsurance operations (the reinsurance of policies against losses to goods stored by tenants in our self-storage facilities), (iv) retail operations conducted at our self-storage facilities including merchandise sales and truck rentals, and (v) management of self-storage facilities owned by third-party owners and domestic facilities owned by the Unconsolidated Entities. See Note 11 to our December 31, 2008 consolidated financial statements for further discussion with respect to our segments.

We significantly increased the scope and scale of our operations on August 22, 2006, when we merged with Shurgard Storage Centers, Inc. ("Shurgard" and the merger referred to as the "Shurgard Merger"), a REIT which had an interest in 487 self-storage facilities located in the U.S. and an interest in Shurgard Europe's 160 facilities. On March 31, 2008, we entered into a transaction with an institutional investor (the transaction referred to as the "Europe Transaction") whereby the investor acquired a 51% equity interest in our European operations ("Shurgard Europe"). Shurgard Europe held substantially all of our operations in Europe. Since March 31, 2008, we own the remaining 49% interest and are the managing member of Shurgard European Holdings LLC, a new joint venture formed to own Shurgard Europe's operations.

At December 31, 2008, we had direct and indirect equity interests in 2,012 self-storage facilities located in 38 states within the U.S. operating under the "Public Storage" brand name containing approximately 127 million net rentable square feet of space, and 181 self-storage facilities located in Europe which operate under the "Shurgard Storage Centers" brand name containing approximately ten million net rentable square feet of space. We also have direct and indirect equity interests in approximately 21 million net rentable square feet of commercial space located in 11 states in the U.S. primarily operated under the "PS Business Parks" brand name.

For all taxable years subsequent to 1980, we qualified and intend to continue to qualify as a real estate investment trust ("REIT"), as defined in Section 856 of the Internal Revenue Code. As a REIT, we do not incur federal or significant state tax on that portion of our taxable income which is distributed to our shareholders, provided that we meet certain tests. To the extent that we continue to qualify as a REIT, we will not be subject to tax, with certain limited exceptions, on the taxable income that is distributed to our shareholders.

We have reported annually to the SEC on Form 10-K, which includes financial statements certified by our independent registered public accountants. We have also reported quarterly to the SEC on Form 10-Q, which includes unaudited financial statements with such filings. We expect to continue such reporting.

Our website is located at www.publicstorage.com, where we make available, free of charge our Annual Reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after the reports and amendments are electronically filed with or furnished to the SEC.

The Impact of Current Economic Factors

The recession being experienced in the U.S. and Europe is having a negative impact upon our business, and we have responded with what we believe are short-term revisions to our long-term growth strategies.

Operationally, our occupancies and rental rates have come under pressure as demand for self-storage space has softened. We have responded by reducing rental rates, increasing promotional discounts, and increasing our marketing activities to stimulate additional demand for storage.

We have essentially shut down our development activities, both in the U.S. and Europe due to the risk inherent in development, uncertain consumer demand for when such facilities open for operation, and to preserve capital. We have increased our yield requirements with respect to the acquisition of existing self-storage facilities, in the expectation that more distressed sales may become available. We have taken advantage of capital market dislocations with respect to our own securities through the repurchase of our own preferred shares and our unsecured debt. Although capital markets are constrained and in flux, we believe that we are well-positioned with significant cash balances on hand, have an expectation of continued internally generated cash flow that can be used for reinvestment, and relatively modest debt maturities as described in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources." Current capital market conditions have essentially precluded us from issuing preferred securities since late 2007, which has been our traditional source of external capital for growth.

While we believe that these actions are the appropriate response to the existing economic environment, and that they will best position us to take advantage of the current environment in the short-term and then resume our traditional growth strategy in the future, there can be no assurance that we will be able to do so.

See **"Growth and Investment Strategies"** and **"Financing of the Company's Growth Strategies"** below for more information regarding our traditional long-term strategy to grow the cash flows and equity values of the Company.

Competition

Self-storage generally draws customers from residents within a three to five mile radius. Many of our facilities operate within three to five miles of well-located and well-managed competitors and seek the same group of customers through many of the same marketing channels we use, including yellow page advertising, Internet advertising, as well as signage and banners. As a result, competition is significant and affects the occupancy levels, rental rates, rental income and operating expenses of our facilities.

While competition is significant, the self-storage industry remains fragmented in the U.S. We believe that we own approximately 6% of the aggregate self-storage square footage in the U.S., and that the five largest self-storage operators in the U.S. own only 11% of the aggregate self-storage space in the U.S., with the remaining 89% owned by numerous private regional and local operators. This market fragmentation enhances the advantage of our economies of scale relative to other operators (see "Business Attributes – Economies of Scale" below), and could result in potential growth in our platform through acquisitions over the long term.

In seeking investments, we compete with a wide variety of institutions and other investors. The amount of funds available for real estate investments greatly influences the competition for ownership interests in facilities and, by extension, the yields that we can achieve on newly acquired investments.

Business Attributes

We believe that we possess several primary business attributes that permit us to compete effectively:

Centralized information networks: Our facilities are part of comprehensive centralized reporting and information networks which enable the management team to identify changing market conditions and operating trends as well as analyze customer data, and quickly change our properties' pricing and promotional mix on an automated basis.

***National Telephone Reservation Center*:** We operate a centralized telephone reservation system, which provides added customer service and helps to maximize utilization of available self-storage space. Customers calling either the toll-free telephone referral system, (800) 44-STORE, or a storage facility, are directed to the national reservation system. A representative discusses with the customer space requirements, price and location preferences and also informs the customer of other products and services provided by the Company and its subsidiaries. We believe that the centralized telephone reservation system enhances our ability to market storage space in the U.S. relative to handling these calls at individual properties, because it allows us to more effectively offer all spaces at all facilities in the vicinity of a customer and to provide higher-quality selling efforts through dedicated sales specialists trained in a central location. We also provide customers the opportunity to review space availability and make reservations online through our website, www.publicstorage.com.

Economies of scale: We are the largest provider of self-storage space in the U.S. As of December 31, 2008, we operated 2,012 self-storage facilities in which we had an interest and managed 32 self-storage facilities for third parties. These facilities are generally located in major markets within 38 states in the U.S. At December 31, 2008, we had over one million self-storage spaces rented. The size and scope of our operations have enabled us to achieve high operating margins and a low level of administrative costs relative to revenues, through the centralization of many functions with specialists, such as facility maintenance, employee compensation and benefits programs, pricing of our product, as well as the development and documentation of standardized operating procedures. We also believe that our major market concentration provides managerial efficiencies stemming from having a large number of facilities in close proximity to each other.

We can economically purchase large, prominent, well-placed yellow page ads that allow us to reach the consumer more effectively than smaller operators. We are also able to purchase and bid aggressively for multiple-keyword advertising on national Internet search engines. In addition, we are able to market efficiently using television as a media source. We believe that our competitors cannot use television advertising, and cannot spend as aggressively on yellow page ads and internet search strategies, because their limited concentration of facilities does not provide a sufficient potential customer base to justify the high cost of such efforts.

Brand name recognition: Our operations in the U.S. are conducted under the "Public Storage" brand name, which we believe is the most recognized and established name in the self-storage industry in the U.S. Our storage operations within the U.S. are conducted in major markets in 38 states, giving us national recognition and prominence. Our facilities tend to be in highly visible and heavily populated areas, improving the local awareness of our brand.

Complementary ancillary operations: Through a taxable REIT subsidiary, we sell retail items associated with the storage business, rent trucks at our self-storage facilities, and reinsure policies issued to our tenants against lost or damaged goods stored by tenants in our storage facilities. We believe these activities supplement and strengthen our existing self-storage business by further meeting the needs of storage customers.

Growth and Investment Strategies

As described more specifically in "**The Impact of Current Economic Factors"** above, our growth strategies have been revised in the short-run to respond to current market conditions.

Over the long run, our growth strategies have consisted of: (i) improving the operating performance of our existing self-storage properties, (ii) acquiring properties that are owned or operated by others in the U.S., (iii) developing existing U.S. real estate facilities, (iv) participating in the growth of commercial facilities owned primarily by PSB, and (v) capitalizing on the potential growth in the European market. In addition to certain revisions to these strategies described below, our strategy has been revised in the short-run to take advantage of dislocation in current capital markets.

Improve the operating performance of existing properties: As previously noted, demand for our self-storage facilities has been negatively impacted by the current recession in the short run, and revenue and net operating income are under pressure. Over the long run we seek to increase the net cash flow generated by our existing self-storage properties by a) regularly evaluating our call volume, reservation activity, and move-in/move-out rates for each of our properties relative to our marketing activities, b) evaluating market supply and demand factors and, based upon these analyses, adjusting our marketing activities and rental rates, c) attempting to maximize revenues through evaluating the appropriate balance between occupancy, rental rates, and promotional discounting and d) controlling expense levels. We believe that our property management personnel and systems, combined with our national telephone reservation system and media advertising programs will continue to enhance our ability to meet these goals. See "Management's Discussion and Analysis" below for further information regarding our expectation in the short-run with respect to our operating results.

Acquire properties owned or operated by others in the U.S.: We believe that recent dislocations in the financial markets may provide more opportunities for the acquisition of facilities from distressed sellers who cannot refinance their existing debt as it comes due, and who face reduced cash flows as a result of the current difficult operating environment and reduced self-storage demand. We believe our presence in and knowledge of substantially all of the major markets in the U.S. enhances our ability to identify attractive acquisition opportunities and capitalize on the overall fragmentation in the self-storage industry. Data on the rental rates and occupancy levels of our existing facilities, which are often located in proximity to potential acquisition candidates, provide us an advantage in evaluating the potential of acquisition opportunities.

Development of real estate facilities: Notwithstanding the long-term opportunity in the development of new facilities and the expansion of our existing facilities, we have substantially reduced our development pipeline at December 31, 2008 in light of current capital market conditions and in evaluating demand for new self-storage space, to five projects to expand or repackage our existing facilities in the U.S., for an aggregate cost of approximately $27.1 million, which will add an aggregate of approximately 189,000 net rentable square feet. In the short-term we do not expect any significant new investment in such development activities. Shurgard Europe has similarly reduced its development activities (see "Capitalize on the Potential for Growth in Europe" below).

We have a substantial number of facilities in the U.S. that were developed and constructed 20 or more years ago based upon local competitive and demographic conditions in place at that time. Population densities and other such conditions may have changed since then, providing opportunities to expand and further invest into our existing self-storage locations, either by improving the quality of the existing units by adding amenities such as climate control, or by expanding these facilities at a per square foot cost that is typically less than the cost incurred in developing a new location. Historically, we have also allocated a material portion of our investment to the development of new self-storage locations.

Participate in the growth of commercial facilities primarily through our ownership in PS Business Parks, Inc.: At December 31, 2008, we had a 46% common equity interest in PSB and its operating partnership which consisted of 5,418,273 shares of common stock and 7,305,355 limited partnership units in the Operating Partnership. The limited partnership units are convertible at our option, subject to certain conditions, on a one-for-one basis into PSB common stock. At December 31, 2008, PSB owned and operated approximately 19.6 million net rentable square feet of commercial space located in the U.S. located in eight states. During 2008, the recession in the U.S. impacted PSB resulting in a decrease in new rental rates over expiring rents, as well as declining occupancy levels in the last six months of 2008. It is uncertain what impact the current recession will have on PSB's ability to maintain current occupancy levels and rental rents. PSB may continue to experience downward pressure on its occupancy levels and rental rates.

Capitalize on the potential for growth in Europe: On March 31, 2008, we entered into a transaction with an institutional investor (the transaction referred to as the "Europe Transaction") whereby the investor acquired a 51% interest in our European operations ("Shurgard Europe"). Shurgard Europe held substantially all of our operations in Europe. Since March 31, 2008, we own the remaining 49% interest and are the managing member of Shurgard European Holdings LLC, a new joint venture formed to own Shurgard Europe's operations.

Although many European consumers are not yet aware of the self-storage concept, they tend to live in more densely populated areas in smaller living spaces (as compared to the U.S.) that, we believe, should make self-storage an attractive option as product knowledge and availability grows. Most Europeans are familiar with the concept of storage only as an ancillary service provided by moving companies, and more consumer familiarity could result in a significant increase in demand in the long-term.

In the longer term, as a result of the low density of self-storage in Europe relative to population as compared to the U.S., we believe that there is significant growth potential in Europe, even if the density of self-storage in Europe does not ultimately approach the levels in the U.S. However, ultimately capitalizing on this opportunity will require a significant amount of capital to develop new self-storage facilities in what could be a process extending through a few decades in time frame, similar to the trajectory of the U.S. self-storage industry since its inception in the mid 1960's.

Shurgard Europe, and its ability and wherewithal to take advantage of these opportunities, has been impacted by the same economic trends that have negatively impacted our domestic self-storage operations and capital markets. In addition to the operating uncertainties that we face, Shurgard Europe faces refinancing risk, as approximately €250 million of debt owed by joint ventures matures in the first half of 2009 and approximately $552.4 million in a loan payable to us becomes due in March 2010. Accordingly, Shurgard Europe has taken many of the same steps that we have domestically, by curtailing its development activities. At such time that public market capital or bank debt becomes available to Shurgard Europe to refinance its existing debt, development and growth may recommence.

Take advantage of dislocation in capital markets: At December 31, 2008, we have cash balances on hand of approximately $680.7 million. Due to the aforementioned turbulent credit and equity markets, we believe that there may be opportunities for the acquisition of our own outstanding debt and equity securities. During November and December 2008, we repurchased $103.2 million (liquidation value) of our preferred securities, for an aggregate of $66.9 million, and 367,000 shares of our Equity Shares, Series A for approximately $7.7 million. On February 12, 2009, in accordance with an "any and all" tender offer, we acquired $110.2 million (face amount) of our Senior Unsecured Debt. Any future such transactions will depend upon our evaluation of the return of such investments relative to our other investment alternatives. There can be no assurance that any future such transactions will occur.

Financing of the Company's Growth Strategies

Impact of Current Capital Markets: As described above in "The Impact of Current Economic Factors", one of our traditional sources of external capital, the issuance of preferred securities, has not been available to us for issuance since late 2007. While we expect this source to be available to us in the long-run, there can be no assurance as to when such source of capital will become available to us again.

Overview of financing strategy: Over the past three years we have funded substantially all the cash portion of our acquisition and development activities with permanent capital (predominantly retained cash flow and the net proceeds from the issuance of preferred securities). We have elected to use preferred securities as a form of leverage despite the fact that the dividend rates of our preferred securities exceed the prevailing market interest rates on conventional debt, because of certain benefits described in "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources." Our present intention is to continue to finance substantially all our growth with permanent capital. Presently as a result of the disruption in the capital markets, we believe our ability to raise additional capital, either through the issuance of preferred or common securities, has been significantly impaired. Accordingly, until such time that the capital markets become favorable, our strategy is to finance our activities with internally generated cash flows, cash on-hand ($680.7 million at December 31, 2008) , and borrowings on our revolving line of credit.

Borrowing: We have in the past used our $300 million revolving line of credit described below under "Borrowings" as temporary "bridge" financing, and repaid those amounts with permanent capital. Our debt outstanding currently represents debt that was assumed either in connection with property acquisitions or in connection with the Shurgard Merger. When we have assumed such debt in the past, we have generally prepaid such amounts except in cases where the nature of the loan terms did not allow such prepayment, or where a prepayment penalty made it economically disadvantageous to prepay. While it is not our present intention to issue additional debt as a long-term financing strategy, we have broad powers to borrow in furtherance of our objectives without a vote of our shareholders. These powers are subject to a limitation on unsecured borrowings in our Bylaws described in "Limitations on Borrowings" below.

Issuance of securities in exchange for property: We have issued both our common and preferred securities in exchange for real estate and other investments in the last three years, most notably the issuance of 38,913,187 common shares in connection with the Shurgard Merger in 2006. Future issuances will be dependent upon our financing needs and capital market conditions at the time, including the market prices of our equity securities.

Joint Venture financing: We have historically formed and may form additional joint ventures to facilitate the funding of future developments or acquisitions.

Disposition of properties: We historically have disposed of self-storage facilities only because of condemnation proceedings, which compel us to sell. We do not presently intend to sell any significant number of self-storage facilities in the future, though there can be no assurance that we will not.

Investments in Real Estate and Real Estate Entities

Investment Policies and Practices with respect to our investments: Following are our investment practices and policies which, though we do not anticipate any significant alteration, can be changed by our Board of Trustees without a shareholder vote:

- Our investments primarily consist of direct ownership of self-storage properties (the nature of our self-storage properties is described in Item 2, "Properties"), as well as partial interests in entities that own self-storage properties.
- Our partial ownership interests primarily reflect general and limited partnership interests in entities that own self-storage facilities that are managed by us under the "Public Storage" brand name in the U.S., as well as storage facilities managed in Europe under the "Shurgard Storage Centers" brand name which are owned by Shurgard Europe.
- Additional acquired interests in real estate (other than the acquisition of properties from third parties) will include common equity interests in entities in which we already have an interest.
- To a lesser extent, we have interests in existing commercial properties (described in Item 2, "Properties"), containing commercial and industrial rental space, primarily through our investment in PSB.

Facilities Owned by Consolidated Entities

In addition to our direct ownership of 1,523 self-storage facilities in the U.S. and one self-storage facility in London, England at December 31, 2008 with an aggregate of approximately 98 million net rentable square feet, we have controlling indirect interests in entities that own 470 self-storage facilities in the U.S. with approximately 28 million net rentable square feet. In addition to our self-storage space, we own approximately 1.5 million net rentable square feet of commercial space located adjacent to certain of our self-storage facilities. Because of our controlling interest in each of these entities, we consolidate the assets, liabilities, and results of operations of these entities in our financial statements.

Facilities Owned by Unconsolidated Entities

At December 31, 2008, we had ownership interests in a) PSB, which owned approximately 19.6 million net rentable square feet of commercial space at December 31, 2008, b) Shurgard Europe, which had ownership interests in 180 facilities, and c) certain limited partnerships owning an aggregate of 19 self-storage facilities. Collectively these entities are referred to as the "Unconsolidated Entities."

PSB, which files financial statements with the SEC, and Shurgard Europe, have debt and other obligations that are not included in our consolidated financial statements. The limited partnerships owning the 19 self-storage facilities have no significant amounts of debt or other obligations. See Note 5 to our December 31, 2008 consolidated financial statements for further disclosure regarding the assets, liabilities and operating results of the Unconsolidated Entities.

Limitations on Debt

Without the consent of holders of the various series of Senior Preferred Shares, we may not take any action that would result in a ratio of "Debt" to "Assets" (the "Debt Ratio") in excess of 50%. As of December 31, 2008, the Debt Ratio was approximately 5.2%. "Debt" means the liabilities (other than "accrued and other liabilities" and "minority interest") that should, in accordance with U.S. generally accepted accounting principles, be reflected on our consolidated balance sheet at the time of determination. "Assets" means our total assets before a reduction for accumulated depreciation and amortization that should, in accordance with generally accepted accounting principles, be reflected on the consolidated balance sheet at the time of determination.

Our bank and senior unsecured debt agreements contain various customary financial covenants, including limitations on the level of indebtedness and the prohibition of the payment of dividends upon the occurrence of defined events of default.

Employees

We have approximately 5,200 employees in the U.S. at December 31, 2008 who render services on behalf of the Company, primarily personnel engaged in property operations. None of our employees in the U.S. are covered by a collective bargaining agreement. We believe that our relations with our employees are generally amicable.

Insurance

We have historically carried customary property, earthquake, general liability and workers compensation coverage through internationally recognized insurance carriers, subject to customary levels of deductibles. The aggregate limits on these policies of $75 million for property coverage and $102 million for general liability are higher than estimates of maximum probable loss that could occur from individual catastrophic events determined in recent engineering and actuarial studies; however, in case of multiple catastrophic events, these limits could be exhausted.

Our tenant insurance program reinsures a program that provides insurance to certificate holders against claims for property losses due to specific named perils (earthquakes and floods are not covered by these policies) to goods stored by tenants at our self-storage facilities for individual limits up to a maximum of $5,000. We have third-party insurance coverage for claims paid exceeding $1,000,000 resulting from any one individual event, to a limit of $25,000,000. At December 31, 2008, there were approximately 548,000 certificate holders participating in this program in the U.S. representing aggregate coverage of approximately $1.2 billion. We rely on a third-party insurance company to provide the insurance and are subject to licensing requirements and regulations in several states. No assurance can be given that this activity can continue to be conducted in any given jurisdiction.

ITEM 1A. Risk Factors

In addition to the other information in our Annual Report on Form 10-K, you should consider the risks described below that we believe may be material to investors in evaluating the Company. This section contains forward-looking statements, and in considering these statements, you should refer to the qualifications and limitations on our forward-looking statements that are described in **Forward Looking Statements** at the beginning of Item 1.

Since our business consists primarily of acquiring and operating real estate, we are subject to the risks related to the ownership and operation of real estate that can adversely impact our business and financial condition.

The value of our investments may be reduced by general risks of real estate ownership. Since we derive substantially all of our income from real estate operations, we are subject to the general risks of acquiring and owning real estate-related assets, including:

- lack of demand for rental spaces or units in a locale;
- changes in general economic or local conditions;
- natural disasters, such as earthquakes and floods;
- potential terrorist attacks;
- changes in supply of or demand for similar or competing facilities in an area;

- the impact of environmental protection laws;
- changes in interest rates and availability of permanent mortgage funds which may render the sale of a nonstrategic property difficult or unattractive including the impact of the current turmoil in the credit markets;
- increases in insurance premiums, property tax assessments and other operating and maintenance expenses;
- transactional costs and liabilities, including transfer taxes;
- adverse changes in tax, real estate and zoning laws and regulations; and
- tenant and employment-related claims.

In addition, we self-insure certain of our property loss, liability, and workers compensation risks for which other real estate companies may use third-party insurers. This results in a higher risk of losses that are not covered by third-party insurance contracts, as described in Note 13 under "Insurance and Loss Exposure" to our consolidated financial statements at December 31, 2008.

There is significant competition among self-storage facilities and from other storage alternatives. Most of our properties are self-storage facilities, which generated most of our revenue for the year ended December 31, 2008. Local market conditions will play a significant part in how competition will affect us. Competition in the market areas in which many of our properties are located from other self-storage facilities and other storage alternatives is significant and has affected the occupancy levels, rental rates and operating expenses of some of our properties. Any increase in availability of funds for investment in real estate may accelerate competition. Further development of self-storage facilities may intensify competition among operators of self-storage facilities in the market areas in which we operate.

We may incur significant environmental costs and liabilities. As an owner and operator of real properties, under various federal, state and local environmental laws, we are required to clean up spills or other releases of hazardous or toxic substances on or from our properties. Certain environmental laws impose liability whether or not the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. In some cases, liability may not be limited to the value of the property. The presence of these substances, or the failure to properly remediate any resulting contamination, whether from environmental or microbial issues, also may adversely affect the owner's or operator's ability to sell, lease or operate its property or to borrow using its property as collateral.

We have conducted preliminary environmental assessments of most of our properties (and intend to conduct these assessments in connection with property acquisitions) to evaluate the environmental condition of, and potential environmental liabilities associated with, our properties. These assessments generally consist of an investigation of environmental conditions at the property (not including soil or groundwater sampling or analysis), as well as a review of available information regarding the site and publicly available data regarding conditions at other sites in the vicinity. In connection with these property assessments, our operations and recent property acquisitions, we have become aware that prior operations or activities at some facilities or from nearby locations have or may have resulted in contamination to the soil or groundwater at these facilities. In this regard, some of our facilities are or may be the subject of federal or state environmental investigations or remedial actions. We have obtained, with respect to recent acquisitions, and intend to obtain with respect to pending or future acquisitions, appropriate purchase price adjustments or indemnifications that we believe are sufficient to cover any related potential liability. Although we cannot provide any assurance, based on the preliminary environmental assessments, we believe we have funds available to cover any liability from environmental contamination or potential contamination and we are not aware of any environmental contamination of our facilities material to our overall business, financial condition or results of operations.

There has been an increasing number of claims and litigation against owners and managers of rental properties relating to moisture infiltration, which can result in mold or other property damage. When we receive a complaint concerning moisture infiltration, condensation or mold problems and/or become aware that an air quality concern exists, we implement corrective measures in accordance with guidelines and protocols we have developed with the assistance of outside experts. We seek to work proactively with our tenants to resolve moisture infiltration and mold-related issues, subject to our contractual limitations on liability for such claims. However, we can give no assurance that material legal claims relating to moisture infiltration and the presence of, or exposure to, mold will not arise in the future.

Delays in development and fill-up of our properties would reduce our profitability. From January 1, 2004, through December 31, 2008, we opened 22 newly developed self-storage facilities in the U.S. at a cost of $186 million. In addition, our development "pipeline" at December 31, 2008 consists of five projects with total estimated costs of $27 million. Shurgard Europe has developed and opened 52 facilities since January 1, 2004 at a cost of approximately $417 million, and has nine development projects under construction with total estimated costs of $82 million. Construction delays due to weather, unforeseen site conditions, personnel problems, and other factors, as well as cost overruns, would adversely affect our profitability. Delays in the rent-up of newly developed storage space as a result of competition or other factors, including the slowdown in the general economy which has negatively impacted storage demand, would also adversely impact our profitability.

Property taxes can increase and cause a decline in yields on investments. Each of our properties is subject to real property taxes. These real property taxes may increase in the future as property tax rates change and as our properties are assessed or reassessed by tax authorities. Such increases could adversely impact our profitability.

We must comply with the Americans with Disabilities Act and fire and safety regulations, which can require significant expenditures. All our properties must comply with the Americans with Disabilities Act and with related regulations (the "ADA"). The ADA has separate compliance requirements for "public accommodations" and "commercial facilities," but generally requires that buildings be made accessible to persons with disabilities. Various state laws impose similar requirements. A failure to comply with the ADA or similar state laws could result in government imposed fines on us and could award damages to individuals affected by the failure. In addition, we must operate our properties in compliance with numerous local fire and safety regulations, building codes, and other land use regulations. Compliance with these requirements can require us to spend substantial amounts of money, which would reduce cash otherwise available for distribution to shareholders. Failure to comply with these requirements could also affect the marketability of our real estate facilities.

We incur liability from tenant and employment-related claims. From time to time we must resolve tenant claims and employment-related claims by corporate level and field personnel.

The global economic crisis could adversely affect our business, financial condition, growth and access to capital.

By the end of 2008, the national economy was in a recession and the global financial crisis had broadened and intensified. Declining economic conditions in the markets where we operate facilities, including higher unemployment rates, restrictions on the availability of credit, volatile energy costs, increased governmental needs for revenue, and other events or factors that adversely affect disposable incomes, have and are likely to continue to adversely affect our business.

As a further result of the current global financial crisis, our ability to issue preferred shares or borrow at reasonable rates has been and may continue to be adversely affected by illiquid credit markets. The issuance of perpetual preferred securities has been a significant source of capital to grow our business. In the current market, we are not able to issue perpetual preferred securities at yields we believe are attractive. While we currently believe that we have sufficient working capital and capacity under our credit facilities and our retained cash flow from operations to continue to operate our business as usual, long-term continued turbulence in the credit markets and in the national economy may adversely affect our access to capital and adversely impact earnings growth that might otherwise result from the acquisition and development of real estate facilities.

We grow our business primarily through acquisitions of existing properties and are subject to risks related to acquisitions that may adversely affect our growth and financial results.

We grow our business in large part through the acquisition of existing properties, including acquisitions of businesses owned by other storage operators. In addition to the general risks related to real estate described above which may also adversely impact operations at acquired properties, we are also subject to the following risks in connection with property acquisitions and the integration of acquired properties into our operations.

Any failure by us to manage acquisitions and other significant transactions successfully could negatively impact our financial results. Our growth strategy includes acquiring other self-storage facilities. We also evaluate from time to time other significant transactions. If these facilities are not properly integrated into our system, our financial results may suffer.

Any failure to successfully integrate acquired operations with our existing business could negatively impact our financial results. To fully realize any anticipated benefits from an acquisition, we must successfully complete the combination of the businesses of Public Storage and acquired properties in a manner that permits cost savings to be realized. It is possible that the integration process could result in a decline in occupancy and/or rental rates, the disruption of each company's ongoing businesses or inconsistencies in standards, controls, procedures, practices, policies and compensation arrangements that adversely affect our ability to maintain relationships with tenants and employees or to achieve anticipated benefits, particularly with large acquisitions.

Some acquired properties are subject to property tax reappraisals which may increase our property tax expense. Some of the facilities we acquired in the Shurgard Merger have been, and will continue to be, subject to property tax reappraisal that could increase property tax expense and adversely affect our profitability. Up to 17% of the domestic properties we acquired in the merger are located in jurisdictions that may provide for property tax reappraisal upon a change of ownership and so may face further reassessment.

As a result of our ownership of 49% of the international operations of Shurgard Europe with a book value of $264.1 million at December 31, 2008, and our loan to Shurgard Europe aggregating $552.4 million at December 31, 2008, we are exposed to additional risks related to international businesses that may adversely impact our business and financial results.

We have limited experience in European operations, which may adversely impact our ability to operate profitably in Europe. In addition, European operations have specific inherent risks, including without limitation the following:

- currency risks, including currency fluctuations, which can impact the fair value of our $264.1 million book value equity investment in Shurgard Europe, as well as the net proceeds to be received upon repayment of our loan to Shurgard Europe;
- unexpected changes in legislative and regulatory requirements;
- potentially adverse tax burdens;
- burdens of complying with different permitting standards, environmental and labor laws and a wide variety of foreign laws;
- obstacles to the repatriation of earnings and cash;
- regional, national and local political uncertainty;
- economic slowdown and/or downturn in foreign markets;
- difficulties in staffing and managing international operations;

- reduced protection for intellectual property in some countries; and

- inability to effectively control less than wholly-owned partnerships and joint ventures.

Based upon current market conditions and recent operating result trends of Shurgard Europe, the following specific risks apply with respect to our investment in, and loan to, Shurgard Europe:

- *We have an obligation to loan up to an additional €305 million to Shurgard Europe.* Shurgard Europe exercised their option to extend our commitment to provide up to €305 million of additional loans to Shurgard Europe through March 2010, either to fund the acquisition of Shurgard Europe's JV partner's interest in the joint ventures and/or repay Shurgard Europe's pro-rata share of the joint venture debt. While the acquisition of the joint venture partners' interests are subject to our approval, and Shurgard Europe's pro rata share of the aggregate joint venture debt is approximately €50 million, this commitment may require us to loan additional funds to Shurgard Europe in amounts or under terms that we may not have otherwise agreed to.

- *Joint Ventures that Shurgard Europe has a 20% interest in have significant refinancing requirements.* Shurgard Europe's two joint ventures collectively had approximately €250 million ($355 million) of outstanding debt payable to third parties at December 31, 2008, which is non-recourse to Shurgard Europe. One of the joint venture loans totaling €120 million ($170 million) is due May 2009 and the other joint venture loan totaling €130 million ($185 million) is due in June 2009. Shurgard Europe is currently negotiating terms with the respective lenders to extend the maturities out one to three years. We expect Shurgard Europe to finalize these extensions within the next 90 days, although there can be no assurance that such extensions will actually be completed.

  If Shurgard Europe were unable to extend the maturity dates of the loans, it is our expectation that the loans would be repaid with each partner contributing their pro rata share towards repayment. Shurgard Europe's pro rata share, in the aggregate, would be approximately €50 million ($70 million) which Shurgard Europe could borrow from us pursuant to our loan commitment described above. Further, it is also possible that Shurgard Europe's joint venture partner will be unable to contribute its pro rata share to repay the loans and may trigger, through its rights under the related partnership documents, the liquidation of the partnership, which could result in Shurgard Europe's acquisition of its joint venture partner's interest or the sale of the properties to third properties, with potential loss or reduction to our investment if the liquidation proceeds were not sufficient. If Shurgard Europe were to acquire its joint venture partner's on such a circumstance, it could borrow on the aforementioned €305 million loan commitment we have provided to fund the purchase of the joint venture partner's interest and repayment of the loans.

- *Shurgard Europe's ability to refinance its $552.4 million loan from us, which is due in March 2010, is limited based upon current market conditions.* We have loaned Shurgard Europe €391.9 million ($552.4 million at December 31, 2008), and this loan is due in March 2010. Given the current capital markets, it is likely that Shurgard Europe would be unable to refinance the entire loan. If Shurgard Europe is unable to obtain financing to raise funds to repay our loan, we may have to negotiate an equity or debt contribution by our joint venture partner to Shurgard Europe, extend the loan, or otherwise take steps under our lender rights. Any of these steps could negatively impact our investment and the liquidity of Shurgard Europe.

- *Shurgard Europe's operating trends are negative.* Shurgard Europe's same-store revenue is down 2.3% in the quarter ended December 31, 2008 as compared to the same period in 2007 on a constant exchange rate basis, as compared to same-store revenue growth in the U.S. of 1.6%. The outlook for 2009 for Shurgard Europe is for continued reductions in same-store revenues, which will adversely impact Shurgard Europe's operating results and its interest coverage ratio and other similar metrics upon which potential lenders typically base their lending decisions.

We are subject to risks related to our ownership of assets in joint venture structures.

In connection with our 2006 acquisition of Shurgard and the acquisition of a 51% interest in Shurgard Europe by an institutional investor on March 31, 2008, we hold interests in several joint ventures. Joint ventures may present additional risks, including without limitation, the following:

- Risks related to the financial strength, common business goals and strategies and cooperation of the venture partner.

- The inability to take some actions with respect to the joint venture activities that we may believe are favorable, if our joint venture partner does not agree.

- The risk that we could lose our REIT status based upon actions of the joint ventures if we are unable to effectively control these indirect investments.

- The risk that we may not control the legal entity that has title to the real estate.

- The risk that our investments in these entities may not be easily sold or readily accepted as collateral by our lenders, or that lenders may view joint ventured assets as less favorable as collateral.

- The risk that the joint ventures could take actions that we could not prevent, which could result in negative rating agency impacts to our preferred shares and debt.

- The risk that we may be constrained from certain activities of our own that we would otherwise deem favorable, due to noncompete clauses in our joint venture arrangements.

- The risk that we will be unable to resolve disputes with our joint venture partners. We are currently engaged in legal proceedings including litigation with certain joint venture partners.

The Hughes Family could control us and take actions adverse to other shareholders.

At December 31, 2008, B. Wayne Hughes, Chairman of the Board of Trustees and his family (the "Hughes Family") owned approximately 21.0% of our aggregate outstanding common shares. Our declaration of trust permits the Hughes Family to own up to 47.66% of our outstanding common shares. Consequently, the Hughes Family may or could control matters submitted to a vote of our shareholders, including electing trustees, amending our organizational documents, dissolving and approving other extraordinary transactions, such as a takeover attempt, even though such actions may not be favorable to other shareholders.

Certain provisions of Maryland law and in our declaration of trust and bylaws may prevent changes in control or otherwise discourage takeover attempts beneficial to shareholders.

Maryland law limits certain business combinations and changes of control of the Company unless the Board affirmatively elects not to be covered by the statutory provisions. Currently, the Board has opted out of the statutory limitations of both statutes. However, the Board may in the future elect to be covered under the business combination provisions and the control share acquisitions provisions of Maryland law. The business combination provisions of Maryland law (in the event our Board opts to make them applicable to us), the control share acquisition provisions of Maryland law (if the applicable provision in our bylaws is rescinded), limitations on removal of trustees in our declaration of trust, restrictions on the acquisition of our shares of beneficial interest, the power to issue additional common shares, preferred shares or equity shares and the advance notice provisions of our bylaws could have the effect of delaying, deterring or preventing a transaction or a change in control that might involve a premium price for holders of the common shares or might otherwise be in their best interest. Certain provisions of Maryland law permit our board of trustees, without shareholder approval and regardless of what is provided in our declaration of trust or bylaws, to implement takeover defenses that we may not yet have and to take, or refrain from taking, certain other actions without those decisions being subject to any heightened standard of conduct or standard of review as such decisions may be subject in certain other jurisdictions.

To preserve our status as a REIT under the Code, our declaration of trust contains limitations on the number and value of shares of beneficial interest that any person may own. These ownership limitations generally limit the ability of a person, other than the Hughes Family (as defined in our declaration of trust) and other than "designated investment entities" (as defined in our declaration of trust), to own more than 3% of our outstanding common shares or 9.9% of the outstanding shares of any class or series of preferred or equity shares, in each case, in value or number of shares, whichever is more restrictive, unless an exemption is granted by our board of trustees. These limitations could discourage, delay or prevent a transaction involving a change in control of our company not approved by our board of trustees.

If we failed to qualify as a REIT for income tax purposes, we would be taxed as a corporation, which would substantially reduce funds available for payment of dividends.

Investors are subject to the risk that we may not qualify as a REIT for income tax purposes. REITs are subject to a range of complex organizational and operational requirements. As a REIT, we must distribute with respect to each year at least 90% of our REIT taxable income to our shareholders (which may take into account certain dividends paid in the subsequent year). Other restrictions apply to our income and assets. Our REIT status is also dependent upon the ongoing qualification of our affiliate, PSB, as a REIT, as a result of our substantial ownership interest in that company.

For any taxable year that we fail to qualify as a REIT and are unable to avail ourselves of relief provisions set forth in the Code, we would be subject to federal income tax at the regular corporate rates on all of our taxable income, whether or not we make any distributions to our shareholders. Those taxes would reduce the amount of cash available for distribution to our shareholders or for reinvestment and would adversely affect our earnings. As a result, our failure to qualify as a REIT during any taxable year could have a material adverse effect upon us and our shareholders. Furthermore, unless certain relief provisions apply, we would not be eligible to elect REIT status again until the fifth taxable year that begins after the first year for which we fail to qualify.

We have also assumed, based on public filings that Shurgard qualified as a REIT. However, if Shurgard failed to qualify as a REIT, we generally would have succeeded to or incurred significant tax liabilities (including the significant tax liability that would have resulted from the deemed sale of assets by Shurgard to us pursuant to the Shurgard Merger).

We may pay some taxes, reducing cash available for shareholders.

Even if we qualify as a REIT for federal income tax purposes, we are required to pay some federal, foreign, state and local taxes on our income and property. Since January 1, 2001, certain corporate subsidiaries of the Company (including certain subsidiaries acquired in connection with the Shurgard Merger) have elected to be treated as "taxable REIT subsidiaries" of the Company for federal income tax purposes. A taxable REIT subsidiary is taxable as a regular corporation and is limited in its ability to deduct interest payments made to us in excess of a certain amount. In addition, if we receive or accrue certain amounts and the underlying economic arrangements among our taxable REIT subsidiaries and us are not comparable to similar arrangements among unrelated parties, we will be subject to a 100% penalty tax on those payments in excess of amounts deemed reasonable between unrelated parties. To the extent that the Company or any taxable REIT subsidiary is required to pay federal, foreign, state or local taxes, we will have less cash available for distribution to shareholders.

We have become increasingly dependent upon automated processes, telecommunications, and the Internet and are faced with system security risks.

We have become increasingly centralized and dependent upon automated information technology processes. As a result, we could be severely impacted by a catastrophic occurrence, such as a natural disaster or a terrorist attack. In addition, a portion of our business operations are conducted over the Internet, increasing the risk of viruses that could cause system failures and disruptions of operations. Experienced computer programmers may be able to penetrate our network security and misappropriate our confidential information, create system disruptions or cause shutdowns. Nearly half of our move-ins comes from sales channels dependent upon telecommunications (telephone or Internet).

We have no interest in Canadian self-storage facilities owned by the Hughes Family.

The Hughes Family has ownership interests in, and operates, 49 self-storage facilities in Canada under the name "Public Storage." We currently do not own any interests in these facilities nor do we own any facilities in Canada. We have a right of first refusal to acquire the stock or assets of the corporation engaged in the operation of the self-storage facilities in Canada if the Hughes Family or the corporation agrees to sell them. However, we have no ownership interest in the operations of this corporation, have no right to acquire their stock or assets unless the Hughes family decides to sell, and receive no benefit from the profits and increases in value of the Canadian self-storage facilities.

Through our subsidiaries, we continue to reinsure risks relating to loss of goods stored by tenants in the self-storage facilities in Canada. We acquired the tenant insurance business on December 31, 2001 through our acquisition of PS Insurance Company, or PSICH. For the years ended December 31, 2008 and 2007, PSICH received $768,000 and $906,000, respectively, in reinsurance premiums attributable to the Canadian Facilities. Since PSICH's right to provide tenant reinsurance to the Canadian Facilities may be qualified, there is no assurance that these premiums will continue.

Our tenant insurance business is subject to governmental regulation which could reduce our profitability or limit our growth.

We hold Limited Lines Self Storage Insurance Agent licenses from a number of individual state Departments of Insurance and are subject to state governmental regulation and supervision. This state governmental supervision could reduce our profitability or limit our growth by increasing the costs of regulatory compliance, limiting or restricting the products or services we provide or the methods by which we provide products and services, or subjecting our businesses to the possibility of regulatory actions or proceedings. Our continued ability to maintain these Limited Lines Self Storage Insurance Agent licenses in the jurisdictions in which we are licensed depends on our compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions. Furthermore, state insurance departments conduct periodic examinations, audits and investigations of the affairs of insurance agents.

In all jurisdictions, the applicable laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally, such authorities are vested with relatively broad discretion to grant, renew and revoke licenses and approvals and to implement regulations. Accordingly, we may be precluded or temporarily suspended from carrying on some or all of our activities or otherwise fined or penalized in a given jurisdiction. No assurances can be given that our businesses can continue to be conducted in any given jurisdiction as it has been conducted in the past. For each of the years ended December 31, 2008 and 2007, revenues from our tenant reinsurance business represented approximately 3% of our revenues.

Failure to comply with applicable laws could harm our business and financial results.

We are subject to a wide range of federal, state and local laws and regulations including those imposed by the SEC, the Sarbanes-Oxley Act of 2002 and New York Stock Exchange, as well as applicable labor laws. Although we have policies and procedures designed to comply with applicable laws and regulations, failure to comply with the various laws and regulations may result in civil and criminal liability, fines and penalties, increased costs of compliance and restatement of our financial statements.

Terrorist attacks and the possibility of wider armed conflict may have an adverse impact on our business and operating results and could decrease the value of our assets.

Terrorist attacks and other acts of violence or war could have a material adverse impact on our business and operating results. There can be no assurance that there will not be further terrorist attacks against the U.S., the European Community, or their businesses or interests. Attacks or armed conflicts that directly impact one or more of our properties could significantly affect our ability to operate those properties and thereby impair our operating results. Further, we may not have insurance coverage for losses caused by a terrorist attack. Such insurance may not be available, or if it is available and we decide to obtain such terrorist coverage, the cost for the insurance may be significant in relationship to the risk overall. In addition, the adverse effects that such violent acts and threats of future attacks could have on the U.S. economy could similarly have a material adverse effect on our business and results of operations. Finally, further terrorist acts could cause the U.S. to enter into a wider armed conflict, which could further impact our business and operating results.

Developments in California may have an adverse impact on our business and financial results.

We are headquartered in, and approximately one-fifth of our properties in the U.S. are located in California. The state of California and many local jurisdictions are facing severe budgetary problems. Action that may be taken in response to these problems, such as increases in property taxes on commercial properties, changes to sales taxes or other governmental efforts to raise revenues could adversely impact our business and results of operations. In addition, we could be adversely impacted by efforts to reenact legislation mandating medical insurance for employees of California businesses and members of their families.

ITEM 1B. Unresolved Staff Comments

Not applicable.

ITEM 2. Properties

At December 31, 2008, we had direct and indirect ownership interests in 2,012 and 181 storage facilities located in 38 states within the U.S. and seven Western European nations, respectively:

	At December 31, 2008	
	Number of Storage Facilities (a)	Net Rentable Square Feet (in thousands)
United States:		
California:		
Southern	204	14,202
Northern	170	9,927
Texas	236	15,493
Florida	191	12,511
Illinois	123	7,800
Washington	91	6,028
Georgia	92	5,964
North Carolina	69	4,775
Virginia	78	4,453
New York	62	3,997
Colorado	60	3,810
New Jersey	56	3,524
Maryland	56	3,290
Minnesota	44	2,990
Michigan	43	2,755
Arizona	37	2,259
South Carolina	40	2,155
Missouri	38	2,144
Oregon	39	2,006
Indiana	31	1,926
Pennsylvania	28	1,867
Ohio	30	1,860
Nevada	24	1,561
Tennessee	27	1,528
Kansas	22	1,310
Massachusetts	19	1,179
Wisconsin	16	1,030
Other states (12 states)	86	4,731
Total – U.S.	2,012	127,075
Europe:		
France	55	2,901
Netherlands	37	1,977
Sweden	27	1,437
Belgium	21	1,254
United Kingdom	20	970
Germany	11	552
Denmark	10	502
Total - Europe	181	9,593
Grand Total	2,193	136,668

(a) See Schedule III: Real Estate and Accumulated Depreciation in the Company's 2008 financials, for a complete list of properties consolidated by the Company.

Our facilities are generally operated to maximize cash flow through the regular review and adjustment of rents charged to our tenants. For the year ended December 31, 2008, the weighted average occupancy level and the average realized rent per occupied square foot for our self-storage facilities were approximately 89% and $12.98, respectively in the U.S. and 80% and $28.05, respectively in Europe.

At December 31, 2008, 90 of our facilities were encumbered by an aggregate of $236 million in mortgage notes payable.

We have no specific policy as to the maximum size of any one particular self-storage facility. However, none of our facilities involves, or is expected to involve, 1% or more of our total assets, gross revenues or net income.

Description of Self-Storage Facilities: Self-storage facilities, which comprise the majority of our investments, are designed to offer accessible storage space for personal and business use at a relatively low cost. A user rents a fully enclosed space, which is for the user's exclusive use and to which only the user has access on an unrestricted basis during business hours. On-site operation is the responsibility of property managers who are supervised by district managers. Some self-storage facilities also include rentable uncovered parking areas for vehicle storage. Storage facility spaces are rented on a month-to-month basis. Rental rates vary according to the location of the property, the size of the storage space and length of stay. All of our self-storage facilities in the U.S. are operated under the "Public Storage" brand name, while our facilities in Europe are operated under the "Shurgard Storage Centers" brand name.

Users of space in self-storage facilities include individuals from virtually all demographic groups, as well as businesses. Individuals usually obtain this space for storage of furniture, household appliances, personal belongings, motor vehicles, boats, campers, motorcycles and other household goods. Businesses normally employ this space for storage of excess inventory, business records, seasonal goods, equipment and fixtures.

Our self-storage facilities generally consist of three to seven buildings containing an aggregate of between 350 to 750 storage spaces, most of which have between 25 and 400 square feet and an interior height of approximately eight to 12 feet.

We experience minor seasonal fluctuations in the occupancy levels of self-storage facilities with occupancies generally higher in the summer months than in the winter months. We believe that these fluctuations result in part from increased moving activity during the summer months.

Our self-storage facilities are geographically diversified and are located primarily in or near major metropolitan markets in 38 states in the U.S. and seven Western European nations. Generally our self-storage facilities are located in heavily populated areas and close to concentrations of apartment complexes, single family residences and commercial developments. However, there may be circumstances in which it may be appropriate to own a property in a less populated area, for example, in an area that is highly visible from a major thoroughfare and close to, although not in, a heavily populated area. Moreover, in certain population centers, land costs and zoning restrictions may create a demand for space in nearby less populated areas.

Competition from other self-storage facilities as well as other forms of storage in the market areas in which many of our properties are located is significant and has affected the occupancy levels, rental rates, and operating expenses of many of our properties.

Since our investments are primarily self-storage facilities, our ability to preserve our investments and achieve our objectives is dependent in large part upon success in this field. Historically, upon stabilization after an initial fill-up period, our U.S. self-storage facility interests have generally shown a high degree of consistency in generating cash flows. We believe that our self-storage facilities, upon stabilization, have attractive characteristics consisting of high profit margins, a broad tenant base and low levels of capital expenditures to maintain their condition and appearance.

Commercial Properties: In addition to our interests in 2,193 self-storage facilities, we have an interest in PSB, which, as of December 31, 2008, owns and operates approximately 19.6 million net rentable square feet in eight states. At December 31, 2008, our investment in PSB represents 2.7% of our total assets based upon book value of $265.7 million. The market value of our investment in PSB at December 31, 2008 of approximately $568.2 million represents 5.7% of the book value of our total assets at December 31, 2008 of approximately $9.9 billion. We also directly own 1,469,000 net rentable square feet of commercial space, primarily located at our existing self-storage locations, comprised of small retail locations.

The commercial properties owned by PSB consist of flex space, office space and industrial space. Flex space is defined as buildings that are configured with a combination of part warehouse space and part office space and can be designed to fit a wide variety of uses. The warehouse component of the flex space has a variety of uses including light manufacturing and assembly, storage and warehousing, showroom, laboratory, distribution and research and development activities. The office component of flex space is complementary to the warehouse component by enabling businesses to accommodate management and production staff in the same facility. PSB also owns low-rise suburban office space, generally either in business parks that combine office and flex space or in desirable submarkets where the economics of the market demand an office build-out. PSB also owns industrial space that has characteristics similar to the warehouse component of the flex space.

Environmental Matters: Our policy is to accrue environmental assessments and estimated remediation cost when it is probable that such efforts will be required and the related costs can be reasonably estimated. Our current practice is to conduct environmental investigations in connection with property acquisitions. Although there can be no assurance, we are not aware of any environmental contamination of any of our facilities, which individually or in the aggregate would be material to our overall business, financial condition, or results of operations.

ITEM 3. Legal Proceedings

Brinkley v. Public Storage, Inc. (filed April 2005) (Superior Court of California – Los Angeles County)

The plaintiff sued the Company on behalf of a purported class of California non-exempt employees based on various California wage and hour laws and seeking monetary damages and injunctive relief. In May 2006, a motion for class certification was filed seeking to certify five subclasses. Plaintiff sought certification for alleged meal period violations, rest period violations, failure to pay for travel time, failure to pay for mileage reimbursement, and for wage statement violations. In October 2006, the Court declined to certify three out of the five subclasses. The Court did, however, certify subclasses based on alleged meal period and wage statement violations. Subsequently, the Company filed a motion for summary judgment seeking to dismiss the matter in its entirety. On June 22, 2007, the Court granted the Company's summary judgment motion as to the causes of action relating to the subclasses certified and dismissed those claims. The only surviving claims are those relating to the named plaintiff. The plaintiff has filed an appeal to the Court's June 22, 2007 summary judgment ruling. On October 28, 2008, the Court of Appeals sustained the trial court's ruling. The plaintiff filed a petition for review with the California Supreme Court, which was granted but further action in this matter was deferred pending consideration and disposition of a related issue in *Brinker Restaurant Corp. v. Superior Court* which is currently pending before the California Supreme Court.

European Joint Venture Arbitration Proceeding

Shurgard Europe holds a 20% interest in each of two joint ventures in Europe, First Shurgard and Second Shurgard, that collectively own 72 self-storage properties in Europe. On August 24, 2006, the Company, through its affiliate, Shurgard Europe, served an exit notice on the European joint venture partners informing them of its intention to purchase their interests in First Shurgard and Second Shurgard pursuant to an early exit procedure that the Company believes is provided for in the respective joint venture agreements. The exit notice offered to pay the joint venture partners an amount for their interests in accordance with the provisions of the joint venture agreements. The joint venture partners contested whether the Company has the right to purchase its interests under the early exit procedures of the joint venture agreements. On January 17, 2007, Shurgard Europe filed an arbitration request with the International Chamber of Commerce to compel arbitration of the matter. The arbitration proceedings occurred from June 30, 2008 through July 3, 2008.

The arbitration panel recently issued a ruling concluding that Shurgard Europe did not have the right to start the exit procedures under the early exit provision of joint venture agreements. However, the panel held that Shurgard Europe did not act unreasonably in raising a genuine issue and ruled that each party is to bear its own costs. The arbitration panel's decision does not affect Shurgard Europe's ability to exit the joint ventures in accordance with the ordinary (as compared to the "early") exit provisions of the joint venture agreements if market and other conditions make a termination of one or both of the joint ventures advisable. The ordinary exit procedure is currently exercisable for First Shurgard and will be exercisable in May 2009 for Second Shurgard.

Other Items

We are a party to various claims, complaints, and other legal actions that have arisen in the normal course of business from time to time that are not described above. We believe that it is unlikely that the outcome of these other pending legal proceedings including employment and tenant claims, in the aggregate, will have a material adverse impact upon our operations or financial position.

ITEM 4. Submission of Matters to a Vote of Security Holders

We did not submit any matter to a vote of security holders in the fourth quarter of the fiscal year ended December 31, 2008.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

a. Market Price of the Registrant's Common Equity:

Our Common Shares (NYSE: PSA), including those of Public Storage, Inc. prior to our reorganization in June 2007, have been listed on the New York Stock Exchange since October 19, 1984. Our Depositary Shares each representing 1/1,000 of an Equity Share, Series A (NYSE:PSAA) (see section c. below), including those of Public Storage, Inc. prior to our reorganization in June 2007 have been listed on the New York Stock Exchange since February 14, 2000.

The following table sets forth the high and low sales prices of our Common Shares on the New York Stock Exchange composite tapes for the applicable periods.

		Range	
Year	Quarter	High	Low
2007	1st	$117.16	$92.43
	2nd	99.36	74.28
	3rd	82.11	68.09
	4th	85.58	70.29
2008	1st	94.98	65.66
	2nd	98.01	78.85
	3rd	102.48	75.00
	4th	105.87	52.52

The following table sets forth the high and low sales prices of our Depositary Shares Each Representing 1/1,000 of an Equity Share, Series A on the New York Stock Exchange composite tapes for the applicable periods.

		Range	
Year	Quarter	High	Low
2007	1st	$27.27	$26.25
	2nd	26.88	25.65
	3rd	26.15	25.00
	4th	26.29	24.32
2008	1st	26.00	24.14
	2nd	26.33	25.05
	3rd	26.50	24.50
	4th	26.05	18.12

As of February 15, 2009, there were approximately 19,462 holders of record of Common Shares and approximately 9,402 holders of Depositary Shares Each Representing 1/1,000 of an Equity Share, Series A.

b. Dividends

We have paid quarterly distributions to our shareholders since 1981, our first full year of operations. Overall distributions on Common Shares for 2008 amounted to $472.8 million or $2.80 per share. Included in these amounts are $101.0 million or $0.60 per Common Share with respect to a special cash dividend paid in December 2008.

Holders of Common Shares are entitled to receive distributions when and if declared by our Board of Trustees out of any funds legally available for that purpose. In order to maintain our REIT status for federal income tax purposes, we are generally required to pay dividends at least equal to 90% of our real estate investment trust taxable income for the taxable year (for this purpose, certain dividends paid in the subsequent year may be taken into account). We intend to pay distributions sufficient to permit us to maintain our REIT status.

For Federal income tax purposes, distributions to shareholders are treated as ordinary income, capital gains, return of capital or a combination thereof. For 2008, the dividends paid on common shares ($2.80 per share), on all the various classes of preferred shares, and on our Equity Shares, Series A were classified as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income................	99.9668%	99.6512%	99.8319%	100.0000%
Long-term Capital Gain......	0.0332%	0.3488%	0.1681%	0.0000%
Total	100.0000%	100.0000%	100.0000%	100.0000%

For 2007, the dividends paid on common shares ($2.00 per share), on all the various classes of preferred shares, and on our Equity Shares, Series A were classified as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income................	99.8756%	98.8310%	100.0000%	97.3267%
Long-term Capital Gain......	0.1244%	1.1690%	0.0000%	2.6733%
Total	100.0000%	100.0000%	100.0000%	100.0000%

c. Equity Shares

The Company is authorized to issue 100,000,000 Equity Shares. Our declaration of trust provides that the Equity Shares may be issued from time to time in one or more series and gives the Board of Trustees broad authority to fix the dividend and distribution rights, conversion and voting rights, redemption provisions and liquidation rights of each series of Equity Shares.

At December 31, 2008, we had 8,377,193 Depositary Shares outstanding, each representing 1/1,000 of an Equity Share, Series A. The Equity Shares, Series A rank on a parity with our common shares and junior to the Senior Preferred Shares with respect to distributions and liquidation and has a liquidation amount which cannot exceed $24.50 per share. Distributions with respect to each depositary share shall be the lesser of: a) five times the per share dividend on the Common Shares or b) $2.45 per annum. Except in order to preserve the Company's Federal income tax status as a REIT, we may not redeem the depositary shares before March 31, 2010. On or after March 31, 2010, we may, at our option, redeem the depositary shares at $24.50 per depositary share. If the Company fails to preserve its Federal income tax status as a REIT, each depositary share will be convertible into 0.956 of our common shares. The depositary shares are otherwise not convertible into common shares. Holders of depositary shares vote as a single class with our holders of common shares on shareholder matters, but the depositary shares have the equivalent of one-tenth of a vote per depositary share. We have no obligation to pay distributions on the depositary shares if no distributions are paid to common shareholders.

In November 1999, we sold $100,000,000 (4,289,544 shares) of Equity Shares, Series AAA ("Equity Shares AAA") to a newly formed joint venture. The Equity Shares AAA ranks on a parity with common shares and junior to the Senior Preferred Shares with respect to general preference rights, and has a liquidation amount equal to 120% of the amount distributed to each common share. Annual distributions per share are equal to the lesser of (i) five times the amount paid per common share or (ii) $2.1564. We have no obligation to pay distributions if no distributions are paid to common shareholders.

d. Common Share Repurchases

Our Board of Trustees has authorized the repurchase from time to time of up to 35,000,000 of our common shares on the open market or in privately negotiated transactions. On May 8, 2008, the Board of Trustees authorized an increase in the total repurchase authorization from 25,000,000 common shares to 35,000,000 common shares. During 2006 and 2007, we did not repurchase any shares. During 2008, we repurchased 1,520,196 shares for approximately $111.9 million. From the inception of the repurchase program through March 2, 2009, we have repurchased a total of 23,721,916 common shares at an aggregate cost of approximately $679.1 million. Our common share repurchase program does not have an expiration date and there are 11,278,084 common shares that may yet be repurchased under our repurchase program as of December 31, 2008. During the year ended December 31, 2008, we did not repurchase any of our common shares outside our publicly announced repurchase program, except shares withheld for payment of tax withholding in connection with our various stock option plans. Future levels of common repurchases will be dependent upon our available capital, investment alternatives, and the trading price of our common shares.

e. Preferred and Equity Share Repurchases

During November and December 2008, in privately negotiated transactions we repurchased various series of our Cumulative Preferred Shares with an aggregate liquidation amount of $103.2 million, for an aggregate of $66.9 million in cash (which was inclusive of accrued dividends), in addition to 367,000 shares of our Equity Shares, Series A for an aggregate of $7.7 million in cash (inclusive of accrued dividends).

The following table presents monthly information related to our privately negotiated repurchases of our Cumulative Preferred Shares and Equity Shares, Series A during the year ended December 31, 2008:

Period Covered	Total Number of Shares Purchased	Average Price Paid per Share
October 1, 2008 – October 31, 2008	-	-
November 1, 2008 – November 30, 2008		
Preferred Shares - Series Y	449,100	$16.04
Preferred Shares - Series K	1,409,756	$16.87
Preferred Shares - Series L	933,400	$15.67
Preferred Shares - Series M	934,647	$15.38
Equity Shares – Series A	367,000	$21.00
Monthly Total	4,093,903	$16.54
December 1, 2008 – December 31, 2008		
Preferred Shares - Series Y	400,000	$17.23
Total	4,493,903	$16.60

ITEM 6. Selected Financial Data

	For the year ended December 31,				
	2008 (1)	2007 (1)	2006 (1)	2005	2004
	(Amounts in thousands, except per share data)				
Revenues:					
Rental income and ancillary operations	$1,709,452	$1,803,082	$1,347,267	$1,041,528	$950,600
Interest and other income	36,155	11,417	31,799	16,447	5,391
	1,745,607	1,814,499	1,379,066	1,057,975	955,991
Expenses:					
Cost of operations (excluding depreciation)	580,577	657,743	496,257	376,526	360,256
Depreciation and amortization	414,188	622,400	437,555	195,824	182,663
General and administrative	62,809	59,749	84,661	21,115	18,813
Interest expense	43,944	63,671	33,062	8,216	760
	1,101,518	1,403,563	1,051,535	601,681	562,492
Income from continuing operations before equity in earnings of real estate entities, gain on disposition of an interest in Shurgard Europe, gain (loss) on disposition of real estate investments and casualty gain or loss, foreign currency exchange (loss) gain and minority interest in income	644,089	410,936	327,531	456,294	393,499
Equity in earnings of real estate entities	20,391	12,738	11,895	24,883	22,564
Gain on disposition of an interest in Shurgard Europe	344,685	-	-	-	-
Gain (loss) on disposition of real estate investments and casualty gain or loss, net	(8,665)	5,212	2,177	1,182	67
Foreign currency exchange (loss) gain	(25,362)	58,444	4,262	-	-
Minority interest in income	(38,696)	(29,543)	(31,883)	(32,651)	(49,913)
Income from continuing operations	936,442	457,787	313,982	449,708	366,217
Discontinued operations and cumulative effect of change in accounting principle	(1,266)	(252)	44	6,685	(4)
Net income	$935,176	$457,535	$314,026	$456,393	$366,213
Per Common Share:					
Distributions	$2.80	$2.00	$2.00	$1.90	$1.80
Net income – Basic	$4.21	$1.18	$0.33	$1.98	$1.39
Net income – Diluted	$4.19	$1.17	$0.33	$1.97	$1.38
Weighted average common shares – Basic	168,250	169,342	142,760	128,159	127,836
Weighted average common shares – Diluted	168,883	170,147	143,715	128,819	128,681
Balance Sheet Data:					
Total assets	$9,936,045	$10,643,102	$11,198,473	$5,552,486	$5,204,790
Total debt	$643,811	$1,069,928	$1,848,542	$149,647	$145,614
Minority interest	$364,417	$506,688	$506,030	$253,970	$428,903
Shareholders' equity	$8,715,464	$8,763,129	$8,208,045	$4,817,009	$4,429,967
Other Data:					
Net cash provided by operating activities	$1,059,225	$1,027,605	$753,140	$673,150	$593,743
Net cash provided by (used in) investing activities	$340,018	$(261,876)	$(473,630)	$(452,425)	$(156,066)
Net cash used in financing activities	$(966,360)	$(1,061,457)	$(228,095)	$(102,969)	$(276,255)

(1) The significant increase in our revenues, cost of operations, depreciation and amortization, and interest expense in 2006 and 2007, and the significant increase in total assets, total debt and shareholder' equity in 2006, is due to our acquisition of Shurgard Storage Centers in August 2006. The significant decrease in our revenues, cost of operations, depreciation and amortization, and interest expense in 2008, and the significant decrease in total assets, total debt and shareholder' equity in 2008, is due to our disposition of an interest in Shurgard Europe on March 31, 2008. See Note 3 to our December 31, 2008 consolidated financial statements for further information.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto.

Forward Looking Statements: This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws. All statements in this document, other than statements of historical fact, are forward-looking statements which may be identified by the use of the words "expects," "believes," "anticipates," "plans," "would," "should," "may," "estimates" and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Public Storage's actual results and performance to be materially different from those expressed or implied in the forward-looking statements. As a result, you should not rely on any forward-looking statements in this report, or which management may make orally or in writing from time to time, as predictions of future events nor guarantees of future performance. We caution you not to place undue reliance on forward-looking statements, which speak only as the date of this report or as of the dates indicated in the statements. All of our forward-looking statements, including those in this report, are qualified in their entirely by this statement. We expressly disclaim any obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, new estimates, or other factors, events or circumstances after the date of this document, except where expressly required by law. Accordingly, you should use caution in relying on past forward-looking statements to anticipate future results.

Factors and risks that may impact our future results and performance include, but are not limited to, those described in Item 1A, "Risk Factors" and in our other filings with the Securities and Exchange Commission. ("SEC").

Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP"). The preparation of our financial statements and related disclosures in conformity with GAAP and our discussion and analysis of our financial condition and results of operations requires management to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. The notes to our December 31, 2008 consolidated financial statements, primarily Note 2, summarize the significant accounting policies and methods used in the preparation of our consolidated financial statements and related disclosures.

Management believes the following are critical accounting policies the application of which has a material impact on the Company's financial presentation. That is, they are both important to the portrayal of our financial condition and results, and they require management to make judgments and estimates about matters that are inherently uncertain.

Qualification as a REIT – Income Tax Expense: We believe that we have been organized and operated, and we intend to continue to operate, as a qualifying REIT under the Code and applicable state laws. We also believe that Shurgard qualified as a REIT. A REIT generally does not pay corporate level federal income taxes on its REIT taxable income that is distributed to its shareholders, and accordingly, we do not pay federal income tax on the share of our REIT taxable income that is distributed to our shareholders.

We therefore do not estimate or accrue any federal income tax expense for income earned and distributed related to REIT operations. This estimate could be incorrect, because due to the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, we cannot be assured that we actually have satisfied or will satisfy the requirements for taxation as a REIT for any particular taxable year. For any taxable year that we fail or have failed to qualify as a REIT and for which applicable relief provisions did not apply, we would be taxed at the regular corporate rates on all of our taxable income, whether or not we made or make any distributions to our shareholders. Any resulting requirement to pay corporate income tax, including any applicable penalties or interest, could have a material adverse impact on our financial condition or results of operations. Unless entitled to relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year for which qualification was lost. There can be no assurance that we would be entitled to any statutory relief. In addition, if Shurgard failed to qualify as a REIT, we generally would have succeeded to or incurred significant tax liabilities.

Impairment of Long-Lived Assets: Substantially all of our assets consist of long-lived assets, including real estate and other intangible assets. The evaluation of our long-lived assets for impairment includes determining whether indicators of impairment exist, which is a subjective process. When any indicators of impairment are found, the evaluation of such long-lived assets then entails projections of future operating cash flows, which also involves significant judgment. Future events, or facts and circumstances that currently exist, that we have not yet identified, could cause us to conclude in the future that our long-lived assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Estimated Useful Lives of Long-Lived Assets: Substantially all of our assets consist of depreciable or amortizable, long-lived assets. We record depreciation and amortization expense with respect to these assets based upon their estimated useful lives. Any change in the estimated useful lives of those assets, caused by functional or economic obsolescence or other factors, could have a material adverse impact on our financial condition or results of operations.

Accruals for Contingencies: We are exposed to business and legal liability risks with respect to events that have occurred, but in accordance with GAAP, we have not accrued for such potential liabilities because the loss is either not probable or not estimable or because we are not aware of the event. Future events and the results of pending litigation could result in such potential losses becoming probable and estimable, which could have a material adverse impact on our financial condition or results of operations. Some of these potential losses, of which we are aware, are described in Note 13 to our December 31, 2008 consolidated financial statements.

Accruals for Operating Expenses: We accrue for property tax expense and certain other operating expenses based upon estimates and historical trends and current and anticipated local and state government rules and regulations. If these estimates and assumptions are incorrect, our expenses could be misstated.

Valuation of assets and liabilities acquired in business combinations: We have estimated the fair value of real estate, intangible assets, debt, and the other assets and other liabilities acquired in business combinations, most notably the Shurgard Merger. We have acquired these assets, in certain cases, with non-cash assets, most notably the 38.9 million shares that we issued to the Shurgard shareholders. These estimates are based upon many assumptions, including interest rates, market values of land and buildings in the U.S. and Europe, estimated future cash flows from the then tenant base in place, and the recoverability of certain assets. We believe that the assumptions used were reasonable, however, these assumptions were subject to a significant degree of judgment, and others could come to materially different conclusions as to the estimated values, if different assumptions were used. If the values were determined using different assumptions than those used, our depreciation and amortization expense, interest expense, gain on disposition of an interest in Shurgard Europe, real estate, debt, and intangible assets could have been materially different.

Overview of Management's Discussion and Analysis of Operations

Our principal business activities include the acquisition, development, ownership and operation of self-storage facilities which offer storage spaces for lease, generally on a month-to-month basis, for personal and business use. We are the largest owner and operator of self-storage facilities in the U.S., and we have an interest in what we believe is the largest owner and operator of self-storage facilities in Europe.

We currently operate within three reportable segments: (i) self-storage, (ii) Shurgard Europe and (iii) ancillary. The self-storage segment comprises the direct and indirect ownership, development, and operation of traditional storage facilities in the U.S. Our Shurgard Europe segment comprises our equity interest in the self-storage and associated activities in seven countries in Western Europe. Our ancillary segment represents all of our other activities, which are reported as a group, including (i) containerized storage, (ii) commercial property operations, directly and through our 46% ownership interest in PS Business Parks, Inc. ("PSB"), a publicly traded REIT whose common stock trades on the New York Stock Exchange under the symbol "PSB" (as of December 31,

2008, PSB owned and operated 19.6 million net rentable square feet of commercial space), (iii) the reinsurance of policies against losses to goods stored by tenants in our self-storage facilities, (iv) retail operations conducted at our self-storage facilities including merchandise sales and truck rentals, and (v) management of self-storage facilities owned by third-party owners and domestic facilities owned by the Unconsolidated Entities. See also Note 11 to our December 31, 2008 consolidated financial statements for further information regarding our segments.

We significantly increased the scope and scale of our operations on August 22, 2006, when we merged with Shurgard Storage Centers, Inc. ("Shurgard" and the merger referred to as the "Shurgard Merger"), a REIT which had an interest in 487 self-storage facilities located in the U.S. and an interest in Shurgard Europe's 160 facilities. On March 31, 2008, we entered into a transaction with an institutional investor (the transaction referred to as the "Europe Transaction") whereby the investor acquired a 51% equity interest in our European operations ("Shurgard Europe"). Shurgard Europe held substantially all of our operations in Europe. Since March 31, 2008, we own the remaining 49% interest and are the managing member of Shurgard European Holdings LLC, a new joint venture formed to own Shurgard Europe's operations.

Our self-storage facilities in the U.S. comprise approximately 90% of our operating revenue, and represent the primary driver of growth in our net income and cash flows from operations. In addition, much of our ancillary revenues are derived at our self-storage facility locations, either from our existing self-storage customer base or from the customer traffic within our self-storage facilities. Accordingly, a large portion of management time and focus is placed upon maximizing revenues and effectively managing expenses in our self-storage facilities.

The self-storage industry is not immune to the recessionary pressures in the general economic environment. Demand for self-storage space in both the U.S. and Europe has softened and, as a result, we are experiencing downward pressure on occupancy levels, rental rates, and revenue growth in each of our operating segments.

An important determinant of our long-term growth is the expansion of our asset base and deployment of capital. Acquisitions of self-storage facilities have been minimal over the past year as we continue to monitor seller expectations and wait for better opportunities that may come about as certain local developers, who raised capital through the issuance of debt, endeavor to refinance such debt in the near-term, but face the current tight credit markets as well as pressure on operating cash flow due to the current difficult operating environment.

While historically we have developed real estate facilities, we have substantially reduced our development activities due to the existing recession and our belief that our capital can be more effectively put to use in other ways.

We currently have $680.7 million in cash on hand at December 31, 2008, and continue to monitor the appropriate and most effective way to deploy this capital, primarily either through the acquisition of facilities or through the opportunistic acquisition of our own debt and equity securities. We acquired, for $66.9 million, certain of our preferred securities in November and December 2008 at a substantial discount to liquidation value, and we acquired $110.2 million of our outstanding senior unsecured notes during February 2009.

Results of Operations

Operating results for 2008 as compared to 2007: Net income for the year ended December 31, 2008 was $935.2 million compared to $457.5 million for the same period in 2007, representing an improvement of $477.7 million. This improvement is primarily due to a gain of $344.7 million recognized on the disposition of a 51% interest in Shurgard Europe on March 31, 2008, improvements in net operating income with respect to our domestic self-storage facilities and a reduction in amortization of intangible assets, offset by a foreign currency exchange loss of $25.4 million for the year ended December 31, 2008 as compared to a foreign exchange gain of $58.4 million in 2007.

Comparisons of our revenues and expenses for the year ended December 31, 2008 to the year ended December 31, 2007 are significantly impacted by the acquisition by an institutional investor of a 51% interest in Shurgard Europe on March 31, 2008, which resulted in the deconsolidation of Shurgard Europe. Shurgard Europe's revenues and expenses after March 31, 2008 are excluded from our statement of operations and, instead, our 49%

equity share of Shurgard Europe's operating results are included in the line item "equity in earnings of real estate entities" and we also record interest and other income with respect to (i) the interest received on our intercompany loan from Shurgard Europe and (ii) license fee income.

For the years ended December 31, 2008 and 2007, we allocated $205.9 million and $236.8 million of our net income, respectively, to our preferred shareholders. The year-over-year decrease is due primarily to an allocation of income from our preferred shareholders to our common shareholders of $33.9 million, representing the excess of original net proceeds from issuance over the amount paid in the fourth quarter of 2008 pursuant to preferred share repurchases.

For the year ended December 31, 2008, net income allocable to our common shareholders (after allocating net income to our preferred and equity shareholders) was $708.1 million or $4.19 per common share on a diluted basis compared to $199.4 million or $1.17 per common share for the same period in 2007, representing an improvement of $508.7 million or $3.02 per common share. These increases are due primarily to the aforementioned reduction in the allocation of net income to our preferred shareholders in connection with the repurchase of securities, along with the impact of the factors described above with respect to the increase in our net income.

Weighted average diluted common shares were 168,883,000 and 170,147,000, respectively, for the years ended December 31, 2008 and 2007. The decline is due primarily to common share repurchases in the first quarter of 2008.

Operating Results for 2007 as compared to 2006: Net income for the year ended December 31, 2007 was $457.5 million compared to $314.0 million for the same period in 2006, representing an increase of $143.5 million. This increase is primarily due to improved operations from our real estate facilities combined with an increased foreign currency exchange gain and a reduction in general and administrative expense. These items were partially offset by increases in depreciation and amortization expense and interest expense.

Comparisons of our revenues, expenses, and weighted average shares outstanding are significantly impacted by the Shurgard Merger, which closed on August 22, 2006. The results with respect to the assets and liabilities acquired in the Shurgard Merger are included in our operating results from August 23, 2006 through December 31, 2006 during the year ended December 31, 2006, as compared to the entire year ended December 31, 2007.

Net operating income, before depreciation, for our self-storage operations totaled $1,082.2 million for the year ended December 31, 2007 as compared to $810.8 million for the same period in 2006, representing an increase of $271.4 million. The increase is primarily due to the addition of 647 facilities that we acquired in the Shurgard Merger. Net operating income of the former Shurgard properties was approximately $347.8 million for the year ended December 31, 2007, as compared to $110.1 million for the same period in 2006, which reflects the operations of these facilities from August 23, 2006 through December 31, 2006.

Net income allocable to our common shareholders (after allocating net income to our preferred and equity shareholders) was $199.4 million or $1.17 per common share on a diluted basis for the year ended December 31, 2007 compared to $46.9 million or $0.33 per common share on a diluted basis for the same period in 2006, representing an increase of $152.5 million or $0.84 per common share on a diluted basis. The increase in net income allocable to common shareholders and earnings per common share on a diluted basis are due primarily to the impact of the factors described above with respect to net income, as well as a decrease in income allocated to preferred shareholders, as described below.

For the years ended December 31, 2007 and 2006, we allocated $236.8 million and $214.2 million of our net income, respectively, to our preferred shareholders based on distributions paid. The year-over-year increase is due to the issuance of additional preferred securities, partially offset by the redemption of preferred securities that had higher dividend rates than the newly preferred securities issued. In 2006, we also recorded allocations of income to our preferred shareholders with respect to the application of EITF Topic D-42 totaling $31.5 million (or $0.22 per common share on a diluted basis) in connection with the redemption of preferred securities.

Weighted average diluted shares increased to 170,147,000 for the year ended December 31, 2007 from 143,715,000 for the year ended December 31, 2006. The increase in weighted average diluted shares is due primarily to the impact of the issuance of 38.9 million shares in connection with the Shurgard Merger.

Real Estate Operations

Self-Storage Operations: Our self-storage operations are by far the largest component of our operating activities, representing approximately 91% of our total revenues generated for the year ended December 31, 2008, respectively. Rental income with respect to our self-storage operations declined by 4.9% in the year ended December 31, 2008, when compared to the same period in 2007 due primarily to the deconsolidation of Shurgard Europe effective April 1, 2008, offset partially by growth in our remaining facilities. Rental income with respect to our self-storage operations grew by 34.1% in 2007, as compared to 2006. The year-over-year growth in rental income is primarily due to the acquisition of additional facilities in connection with the Shurgard Merger combined with the addition of new facilities to our portfolio in 2006 and 2007 and their subsequent fill-up.

To enhance year-over-year comparisons, the following table summarizes, and the ensuing discussion describes the operating results of three groups of facilities that management analyzes with respect to the Company's performance for our self-storage segment, which includes: (i) the Same Store group, representing our domestic facilities that we have owned and have been stabilized prior to January 1, 2006, as well as certain of the U.S. facilities we acquired in the Shurgard Merger on August 22, 2006 which were stabilized since January 1, 2006, for our Shurgard Europe segment and (ii) all other facilities included in our financial statements other than those owned by Shurgard Europe, which are primarily those facilities that have not been operated at a stabilized basis since January 1, 2006, because they are either newly developed or acquired since 2006 or because expansion activities were not stabilized since January 1, 2006 and for the facilities operated by Shurgard Europe which were acquired in connection with the Shurgard Merger on August 22, 2006, and deconsolidated effective March 31, 2008.

Self - Storage Operations Summary:	Year Ended December 31,			Year Ended December 31,		
	2008	2007	Percentage Change	2007	2006	Percentage Change
	(Dollar amounts in thousands)					
Rental income:						
Public Storage Same Store Facilities	$1,006,093	$ 983,342	2.3%	$ 983,342	$ 960,294	2.4%
Shurgard Same Store Facilities	333,213	322,973	3.2%	322,973	109,543	194.8%
Total Same Store Facilities	1,339,306	1,306,315	2.5%	1,306,315	1,069,837	22.1%
Other Facilities	187,271	163,632	14.4%	163,632	111,152	47.2%
Total Self-Storage Segment	1,526,577	1,469,947	3.9%	1,469,947	1,180,989	24.5%
Shurgard Europe Segment Facilities (a)	54,722	192,507	(71.6)%	192,507	58,708	227.9%
Total rental income	1,581,299	1,662,454	(4.9)%	1,662,454	1,239,697	34.1%
Cost of operations before depreciation and amortization expense:						
Public Storage Same Store Facilities	324,316	318,137	1.9%	318,137	316,847	0.4%
Shurgard Same Store Facilities	106,253	108,091	(1.7)%	108,091	39,733	172.0%
Total Same Store Facilities	430,569	426,228	1.0%	426,228	356,580	19.5%
Other Facilities	64,853	62,310	4.1%	62,310	42,396	47.0%
Total Self-Storage Segment	495,422	488,538	1.4%	488,538	398,976	22.4%
Shurgard Europe Segment Facilities	24,654	91,689	(73.1)%	91,689	29,934	206.3%
Total cost of operations	520,076	580,227	(10.4)%	580,227	428,910	35.3%
Net operating income before depreciation and amortization expense (b):						
Public Storage Same Store Facilities	681,777	665,205	2.5%	665,205	643,447	3.4%
Shurgard Same Store Facilities	226,960	214,882	5.6%	214,882	69,810	207.8%
Total Same Store Facilities	908,737	880,087	3.3%	880,087	713,257	23.4%
Other Facilities (b)	122,418	101,322	20.8%	101,322	68,756	47.4%
Total Self-Storage Segment	1,031,155	981,409	5.1%	981,409	782,013	25.5%
Shurgard Europe Segment Facilities (b)	30,068	100,818	(70.2)%	100,818	28,774	250.4%
Total net operating income before depreciation and amortization expense (b)	1,061,223	1,082,227	(1.9)%	1,082,227	810,787	33.5%
Depreciation and amortization expense:						
Total depreciation and amortization expense	(410,624)	(619,104)	(33.7)%	(619,104)	(434,366)	42.5%
Net operating income:						
Total net operating income	$ 650,599	$ 463,123	40.5%	$ 463,123	$ 376,421	23.0%
Data for Same Store and Other Facilities:						
Weighted average square foot occupancy during the period	88.9%	88.4%	0.6%	88.4%	88.6%	(0.2)%
Number of self-storage facilities (at end of period)	1,994	1,985	0.5%	1,985	1,982	0.2%
Net rentable square feet (in thousands, at end of period):	126,028	124,866	0.9%	124,866	124,041	0.7%

(a) Represents the results with respect to Shurgard Europe's properties for the periods consolidated in our financial statements. We acquired these facilities on August 22, 2006 in connection with the Shurgard Merger. As described in Note 3 to our December 31, 2008 consolidated financial statements, effective March 31, 2008, we deconsolidated Shurgard Europe. See also "Equity in Earnings of Real Estate Entities – Investment in Shurgard Europe" for further analysis of the historical same store property operations of Shurgard Europe.

(b) Total net operating income before depreciation and amortization or "NOI" is a non-GAAP (generally accepted accounting principles) financial measure that excludes the impact of depreciation and amortization expense. See Note 11 to our December 31, 2008 consolidated financial statements, "Segment Information," which includes a reconciliation of NOI for our self-storage and Shurgard Europe segments to our consolidated net income. Although depreciation and amortization are operating expenses, we believe that NOI is a meaningful measure of operating performance, because we utilize NOI in making decisions with respect to capital allocations, in determining current property values, segment performance, and comparing period-to-period and market-to-market property operating results. NOI is not a substitute for net operating income after depreciation and amortization in evaluating our operating results.

Same Store Facilities

We have 1,789 Same Store Facilities that contain approximately 109.4 million net rentable square feet, representing approximately 87% of the aggregate net rentable square feet of our consolidated domestic self-storage portfolio at December 31, 2008. The significance of this pool of facilities is that they have all operated on a stabilized basis for at least the past three years. This gives management a meaningful year-over-year comparison of operating data. Revenues and operating expenses with respect to this group are set forth in the table below:

SAME STORE FACILITIES	Year Ended December 31,			Year Ended December 31,		
	2008	2007	Percentage Change	2007	2006 (a)	Percentage Change
	(Dollar amounts in thousands, except weighted average amounts)					
Rental income	$1,283,015	$1,252,752	2.4%	$1,252,752	$1,215,835	3.0%
Late charges and administrative fees collected	56,291	53,563	5.1%	53,563	52,753	1.5%
Total rental income	1,339,306	1,306,315	2.5%	1,306,315	1,268,588	3.0%
Cost of operations before depreciation and amortization:						
Direct property payroll	88,468	87,516	1.1%	87,516	101,221	(13.5)%
Property taxes	125,696	122,157	2.9%	122,157	118,765	2.9%
Repairs and maintenance	39,949	39,980	(0.1)%	39,980	39,129	2.2%
Media advertising	18,386	19,075	(3.6)%	19,075	14,458	31.9%
Other advertising and promotion	17,168	17,714	(3.1)%	17,714	20,456	(13.4)%
Utilities	33,270	31,949	4.1%	31,949	31,242	2.3%
Property insurance	10,611	12,572	(15.6)%	12,572	12,180	3.2%
Telephone reservation center	11,744	11,798	(0.5)%	11,798	11,098	6.3%
Other cost of management	85,277	83,467	2.2%	83,467	86,178	(3.1)%
Total cost of operations	430,569	426,228	1.0%	426,228	434,727	(2.0)%
Net operating income before depreciation and amortization expense (b)	908,737	880,087	3.3%	880,087	833,861	5.5%
Depreciation and amortization expense	(318,696)	(407,962)	(21.9)%	(407,962)	(363,734)	12.2%
Net operating income	$ 590,041	$ 472,125	25.0%	$ 472,125	$ 470,127	0.4%
Gross margin (before depreciation and amortization expense)	67.9%	67.4%	0.7%	67.4%	65.7	2.6%
Weighted average for the fiscal year:						
Square foot occupancy (c)	89.5%	89.5%	-	89.5%	89.1%	0.4%
Realized annual rent per occupied square foot (d) (f)	$ 13.10	$ 12.79	2.4%	$ 12.79	$ 12.47	2.6%
REVPAF (e) (f)	$ 11.72	$ 11.45	2.4%	$ 11.45	$ 11.11	3.1%
Weighted average at December 31:						
Square foot occupancy	87.1%	87.9%	(0.9)%	87.9%	88.1%	(0.2)%
In place annual rent per occupied square foot (g)	$ 14.03	$ 13.93	0.7%	$ 13.93	$ 13.55	2.8%
Total net rentable square feet (in thousands)	109,436	109,436	-	109,436	109,436	-
Number of facilities	1,789	1,789	-	1,789	1,789	-

(a) For comparative purposes, the 2006 operating data includes historical amounts for the entire year for the stabilized properties we acquired in the Shurgard Merger on August 22, 2006. Included in our consolidated financial statements are only the historical operating results of these facilities after August 22, 2006.

(b) Total net operating income before depreciation and amortization expense or "NOI" is a non-GAAP (generally accepted accounting principles) financial measure that excludes the impact of depreciation and amortization expense. For our Same Store facilities, NOI represents a portion of our total self-storage segment's NOI and is reconciled to the self-storage segment total in the table "self-storage operations summary" above. A reconciliation of our total self-storage segment's NOI to consolidated net income is included in Note 11 to our December 31, 2008 consolidated financial statements, "Segment Information." Although depreciation and amortization are operating expenses, we believe that NOI is a meaningful measure of operating performance, because we utilize NOI in making decisions with respect to capital allocations, in determining current property values, segment performance, and comparing period-to-period and market-to-market property operating results. NOI is not a substitute for net operating income after depreciation and amortization expense in evaluating our operating results.

(c) Square foot occupancies represent weighted average occupancy levels over the entire period.

(d) Realized annual rent per occupied square foot is computed by dividing rental income, which excludes late charges and administrative fees, by the weighted average occupied square footage for the period. Realized annual rent per occupied square foot takes into consideration promotional discounts and other items that reduce rental income from the contractual amounts due.

(e) Annualized rental income per available square foot ("REVPAF") represents annualized rental income, which excludes late charges and administrative fees, divided by total available net rentable square feet.

(f) Late charges and administrative fees are excluded from the computation of realized annual rent per occupied square foot and REVPAF because exclusion of these amounts provides a better measure of our ongoing level of revenue, by excluding the volatility of late charges, which are dependent principally upon the level of tenant delinquency, and administrative fees, which are dependent principally upon the absolute level of move-ins for a period.

(g) In place annual rent per occupied square foot represents annualized contractual rents per occupied square foot without reductions for promotional discounts, and excludes late charges and administrative fees.

We believe that demand for our self-storage space has been negatively impacted by general economic conditions, the slow down in housing sales and moving activity, as well as increased competition. It is unclear to us how much we have been negatively impacted by these factors, and how much these factors may impact us going forward. In order to most effectively address the softness in demand, we have continued to closely monitor and change our media advertising on a localized basis, increased the level of promotional discounts and have been conservative with rental rates during 2008. We expect to be similarly conservative in rental rates and media advertising in the expectation of similar trends in the near term.

Rental income increased approximately 2.5% in 2008 as compared to 2007, and 3.0% in 2007 as compared to 2006. These increases were primarily attributable to higher average realized annual rental rates per occupied square foot, which were 2.4% higher in 2008 as compared to 2007, and 2.6% higher in 2007 as compared to 2006. Occupancy levels remained consistent during the three years ended December 31, 2008.

However, in the three months ended December 31, 2008, revenue growth tightened to 1.6% relative to the same period in 2007. At December 31, 2008, our occupancy is 0.9% lower than at December 31, 2007, while in-place rental rate per occupied square foot was 0.7% higher at December 31, 2008 than at December 31, 2007. We believe that these trends are due to the aforementioned reduction in demand for self-storage space, and it is uncertain whether the trends may worsen or when they may improve.

Cost of operations (excluding depreciation and amortization) increased by 1.0% in 2008 as compared to 2007, and decreased by 2.0% in 2007 as compared to 2006. Growth increased minimally in 2008 as higher property tax and utilities expenses were partially offset by lower property insurance expense as compared to 2007. In 2007, we benefited from scale efficiencies from the Shurgard Merger as compared to 2006.

Direct property payroll expense increased by 1.1% in 2008 as compared to 2007. The increase reflects lower incentive pay and stagnant growth in average wage rates, offset by higher hours incurred due to adjustments in staffing levels. In 2007, payroll expense declined 13.5% over 2006. Prior to the Shurgard Merger, Shurgard paid its property managers higher compensation than what we paid our property managers. Starting January 1, 2007, the former Shurgard employees who remained had their compensation adjusted to the existing Public Storage compensation levels. Also in 2007, many of the inefficiencies such as overtime and increased staffing levels used to manage increased turnover that we experienced in 2006, as we were integrating the Shurgard facilities into our portfolio, were eliminated. For 2009, we expect moderate growth trends in payroll.

Property tax expense increased by 2.9% in 2008 as compared to 2007, and in 2007 as compared to 2006. These increases are due to increases in assessments of property values that have been greater than we experienced in prior years. We expect property tax expense growth of approximately 4% in 2009.

Repairs and maintenance expenditures were flat from 2007 to 2008, as compared to a 2.2% increase from 2006 to 2007. Repairs and maintenance expenditures are dependent upon several factors, such as weather, the timing of periodic needs throughout our portfolio, inflation, and random events and accordingly are difficult to project from year to year. However, we expect repairs and maintenance expenditures to grow moderately in 2009.

Media advertising for the Same Store Facilities decreased 3.6% in 2008 as compared to 2007, and from \$2.6 million in the fourth quarter of 2007 to \$0.9 million in the fourth quarter of 2008. In 2007, media advertising increased 31.9% over 2006. The significant increase in media advertising in 2007 as compared to 2006 reflects increased media spending in 2006 immediately following the Shurgard Merger in order to improve the occupancy levels of the facilities we acquired in the merger. Other advertising and promotion is comprised principally of yellow page and internet advertising, which decreased 3.1% during 2008 as compared to 2007, and 13.4% during 2007 as compared to 2006.

Due to current market conditions we expect that we will continue to be aggressive with media advertising in the near term, with increases in media advertising in the first quarter of 2009 as compared to the first quarter of 2008. Our future spending on yellow page, media, and internet advertising expenditures will be driven in part by demand for our self-storage spaces, our current occupancy levels, and the relative efficacy of each type of advertising. Media advertising in particular can be volatile and increase or decrease significantly in the short-term.

Utility expenses increased 4.1% in 2008 as compared to 2007, and 2.3% in 2007 as compared to 2006. We believe this negative impact is due to the rapid increase in energy prices during the first nine months of 2008, particularly in our Texas and New York markets. The recent downward trends in other energy prices and to the extent that such downward trends are reflected in our utility costs, we experienced some moderation in utility price increases in the fourth quarter of 2008 relative to the same period in 2007. It is difficult to estimate future utility cost levels because utility costs are dependent upon changes in demand driven by weather and temperature, as well as fuel prices, both of which are volatile and not predictable.

Insurance expense decreased 15.6% in 2008 as compared to 2007, and increased 3.2% in 2007 as compared to 2006. The decline in 2008 from 2007 reflects significant decreases in property insurance resulting primarily from the softer insurance markets as lack of hurricane activity and additional competition from insurance providers has benefited us. We expect insurance expense to be down slightly in 2009 as compared to 2008.

Telephone reservation center costs remained flat in 2008 as compared to 2007 after increasing 6.3% from 2006 to 2007. We expect future increases in our telephone reservation center to be based primarily upon general inflation.

The following table summarizes selected quarterly financial data with respect to the Same Store Facilities:

	For the Quarter Ended				
	March 31	June 30	September 30	December 31	Entire Year
	(Amounts in thousands, except for per square foot amount)				
Total rental income:					
2008	$ 326,781	$ 335,412	$ 344,033	$ 333,080	$1,339,306
2007	$ 317,169	$ 325,144	$ 336,117	$ 327,885	$1,306,315
2006	$ 306,954	$ 317,425	$ 326,277	$ 317,932	$1,268,588
Total cost of operations (excluding depreciation and amortization expense):					
2008	$ 115,347	$ 112,182	$ 105,814	$ 97,226	$ 430,569
2007	$ 110,523	$ 110,480	$ 106,668	$ 98,557	$ 426,228
2006	$ 110,557	$ 110,154	$ 108,319	$ 105,697	$ 434,727
Property tax expense:					
2008	$ 33,705	$ 32,526	$ 33,465	$ 26,000	$ 125,696
2007	$ 32,318	$ 31,110	$ 32,340	$ 26,389	$ 122,157
2006	$ 30,645	$ 29,535	$ 30,800	$ 27,785	$ 118,765
Media advertising expense:					
2008	$ 6,366	$ 9,148	$ 1,998	$ 874	$ 18,386
2007	$ 4,820	$ 7,589	$ 4,044	$ 2,622	$ 19,075
2006	$ 4,345	$ 2,988	$ 1,349	$ 5,776	$ 14,458
Other advertising and promotion expense:					
2008	$ 4,130	$ 4,733	$ 4,348	$ 3,957	$ 17,168
2007	$ 4,633	$ 5,027	$ 4,180	$ 3,874	$ 17,714
2006	$ 4,334	$ 5,587	$ 5,339	$ 5,196	$ 20,456
REVPAF:					
2008	$ 11.45	$ 11.75	$ 12.04	$ 11.66	$ 11.72
2007	$ 11.12	$ 11.40	$ 11.77	$ 11.50	$ 11.45
2006	$ 10.76	$ 11.12	$ 11.42	$ 11.14	$ 11.11
Weighted average realized annual rent per occupied square foot:					
2008	$ 12.89	$ 12.92	$ 13.30	$ 13.28	$ 13.10
2007	$ 12.52	$ 12.54	$ 13.06	$ 13.03	$ 12.79
2006	$ 12.20	$ 12.36	$ 12.74	$ 12.60	$ 12.47
Weighted average occupancy levels for the period:					
2008	88.8%	91.0%	90.5%	87.8%	89.5%
2007	88.8%	90.9%	90.1%	88.3%	89.5%
2006	88.2%	90.0%	89.6%	88.4%	89.1%

Analysis of Regional Trends

The following table sets forth regional trends in our Same Store Facilities:

	Year Ended December 31,			Year Ended December 31,		
	2008	2007	Change	2007	2006	Change
	(Amounts in thousands, except for weighted average data)					
Same Store Facilities Operating Trends by Region						
Rental income:						
Southern California (170 facilities)	$ 206,081	$ 199,184	3.5%	$ 199,184	$ 193,008	3.2%
Northern California (161 facilities)	148,515	141,717	4.8%	141,717	135,670	4.5%
Texas (214 facilities)	128,699	123,839	3.9%	123,839	118,707	4.3%
Florida (171 facilities)	127,132	129,723	(2.0)%	129,723	132,265	(1.9)%
Illinois (118 facilities)	89,798	86,290	4.1%	86,290	82,379	4.7%
Georgia (82 facilities)	48,225	48,032	0.4%	48,032	47,101	2.0%
All other states (873 facilities)	590,856	577,530	2.3%	577,530	559,458	3.2%
Total rental income	1,339,306	1,306,315	2.5%	1,306,315	1,268,588	3.0%
Cost of operations before depreciation and amortization expense:						
Southern California	43,117	43,518	(0.9)%	43,518	45,174	(3.7)%
Northern California	37,292	37,939	(1.7)%	37,939	38,138	(0.5)%
Texas	50,025	49,282	1.5%	49,282	52,482	(6.1)%
Florida	43,775	43,131	1.5%	43,131	43,305	(0.4)%
Illinois	37,936	38,137	(0.5)%	38,137	37,263	2.3%
Georgia	16,082	15,713	2.3%	15,713	16,002	(1.8)%
All other states	202,342	198,508	1.9%	198,508	202,363	(1.9)%
Total cost of operations	430,569	426,228	1.0%	426,228	434,727	(2.0)%
Net operating income before depreciation and amortization expense:						
Southern California	162,964	155,666	4.7%	155,666	147,834	5.3%
Northern California	111,223	103,778	7.2%	103,778	97,532	6.4%
Texas	78,674	74,557	5.5%	74,557	66,225	12.6%
Florida	83,357	86,592	(3.7)%	86,592	88,960	(2.7)%
Illinois	51,862	48,153	7.7%	48,153	45,116	6.7%
Georgia	32,143	32,319	(0.5)%	32,319	31,099	3.9%
All other states	388,514	379,022	2.5%	379,022	357,095	6.1%
Total net operating income before depreciation and amortization expense	$ 908,737	$ 880,087	3.3%	$ 880,087	$ 833,861	5.5%
Weighted average occupancy:						
Southern California	90.3%	90.2%	0.1%	90.2%	90.2%	0.0%
Northern California	89.8%	89.1%	0.8%	89.1%	88.3%	0.9%
Texas	90.5%	90.6%	(0.1)%	90.6%	89.1%	1.7%
Florida	89.1%	89.1%	0.0%	89.1%	91.7%	(2.8)%
Illinois	88.8%	88.3%	0.6%	88.3%	87.7%	0.7%
Georgia	88.7%	90.0%	(1.4)%	90.0%	90.9%	(1.0)%
All other states	89.3%	89.4%	(0.1)%	89.4%	88.5%	1.0%
Total weighted average occupancy	89.5%	89.5%	0.0%	89.5%	89.1%	0.4%

Same Store Facilities Operating Trends by Region (Continued)	Year Ended December 31,			Year Ended December 31,		
	2008	2007	Change	2007	2006 (a)	Change
	(Amounts in thousands, except for weighted average data)					
Realized annual rent per occupied square foot:						
Southern California	$ 19.83	$ 19.20	3.3%	$ 19.20	$ 18.52	3.7%
Northern California	17.16	16.50	4.0%	16.50	16.03	2.9%
Texas	9.91	9.51	4.2%	9.51	9.26	2.7%
Florida	12.88	13.20	(2.4)%	13.20	13.11	0.7%
Illinois	13.19	12.73	3.6%	12.73	12.23	4.1%
Georgia	10.07	9.89	1.8%	9.89	9.61	2.9%
All other states	12.11	11.83	2.4%	11.83	11.61	1.9%
Total realized rent per square foot	$ 13.10	$ 12.79	2.4%	$ 12.79	$ 12.47	2.6%
REVPAF:						
Southern California	$ 17.91	$ 17.32	3.4%	$ 17.32	$ 16.70	3.7%
Northern California	15.40	14.70	4.8%	14.70	14.15	3.9%
Texas	8.96	8.62	3.9%	8.62	8.25	4.5%
Florida	11.48	11.76	(2.4)%	11.76	12.02	(2.2)%
Illinois	11.71	11.24	4.2%	11.24	10.72	4.9%
Georgia	8.93	8.90	0.3%	8.90	8.74	1.8%
All other states	10.81	10.58	2.2%	10.58	10.27	3.0%
Total REVPAF	$ 11.72	$ 11.45	2.4%	$ 11.45	$ 11.11	3.1%

We believe that our geographic diversification and scale provide some insulation from localized economic effects and add to the stability of our cash flows. However, it is difficult to predict localized trends in short-term self-storage demand and operating results. Accordingly, the discussion below primarily focuses on the long-term characteristics of our markets rather than the short-term impacts of current economic trends, notwithstanding, we believe that each market has been negatively impacted to some degree by general economic trends.

The Southern California Market consists principally of the greater Los Angeles area and San Diego, and has historically been a source of strong growth due to its diverse economy and continued population growth. In addition, barriers to entry in the form of difficult permitting requirements tend to reduce the potential for increased competition in the infill locations where we focus our operations.

The Northern California market consists principally of San Francisco and related peripheral submarkets/cities. While this area has a vibrant economy and relatively strong population growth, it has been subject to periodic turbulence in general economic conditions, particularly associated with the technology sector.

The Texas market principally includes Dallas, Houston, Austin and San Antonio. This market has historically been subject to volatility due to minimal regulatory restraint upon building, which results in cycles of overbuilding and absorption.

The Florida market principally includes Miami, Orlando, Tampa, and West Palm Beach. Florida has suffered negative growth trends in 2007 and 2008, and has been one of our weakest markets. We believe that the absence of hurricanes, which created unusual demand following the hurricanes and the rebuilding period, has adversely impacted growth in Florida. In addition, the Florida economy has underperformed the U.S. economy for the past two years. We believe that Florida will continue to experience negative operating trends at least in the near-term.

Other Facilities

In addition to the Same Store facilities, at December 31, 2008, we had an additional 205 facilities. These facilities include recently acquired facilities, recently developed facilities and facilities that were recently expanded by adding additional storage units. In general, these facilities are not stabilized with respect to occupancies or rental rates. As a result of the fill-up process and timing of when the facilities were put into place, year-over-year changes can be significant.

The following table summarizes operating data with respect to these facilities:

OTHER FACILITIES	Year Ended December 31,			Year Ended December 31,		
	2008	2007	Change	2007	2006	Change
	(Dollar amounts in thousands, except square foot amounts)					
Rental income:						
Newly acquired or developed facilities placed into service:						
During 2008	$ 2,628	$ -	$ 2,628	$ -	$ -	$ -
During 2007	6,586	2,334	4,252	2,334	-	2,334
During 2004, 2005, and 2006 (a)	87,520	78,342	9,178	78,342	34,639	43,703
Expansion facilities	90,537	82,956	7,581	82,956	76,513	6,443
Total rental income	187,271	163,632	23,639	163,632	111,152	52,480
Cost of operations before depreciation and amortization expense:						
Newly acquired or developed facilities placed into service:						
During 2008	$ 1,041	$ -	$ 1,041	$ -	$ -	$ -
During 2007	2,962	1,351	1,611	1,351	-	1,351
During 2004, 2005, and 2006 (a)	30,880	31,358	(478)	31,358	15,326	16,032
Expansion facilities	29,970	29,601	369	29,601	27,070	2,531
Total cost of operations	64,853	62,310	2,543	62,310	42,396	19,914
Net operating income before depreciation and amortization expense:						
Newly acquired or developed facilities placed into service:						
During 2008	$ 1,587	$ -	$ 1,587	$ -	$ -	$ -
During 2007	3,624	983	2,641	983	-	983
During 2004, 2005, and 2006 (a)	56,640	46,984	9,656	46,984	19,313	27,671
Expansion facilities	60,567	53,355	7,212	53,355	49,443	3,912
Total net operating income before depreciation and amortization expense (b)	122,418	101,322	21,096	101,322	68,756	32,566
Depreciation and amortization expense	(68,742)	(87,596)	18,854	(87,596)	(47,103)	(40,493)
Net operating income	$ 53,676	$ 13,726	$ 39,950	$ 13,726	$ 21,653	$ (7,927)
Weighted average square foot occupancy during the period:						
Newly acquired or developed facilities placed into service:						
During 2008	76.1%	-	-	-	-	-
During 2007	72.0%	57.0%	26.3%	57.0%	-	-
During 2004, 2005, and 2006 (a)	87.1%	81.1%	7.4%	81.1%	73.0%	11.1%
Expansion facilities	83.6%	81.1%	3.1%	81.1%	78.6%	3.2%
	84.6%	80.5%	5.1%	80.5%	75.8%	6.2%

OTHER FACILITIES	Year Ended December 31,			Year Ended December 31,		
	2008	2007	Change	2007	2006	Change
Weighted average realized annual rent per occupied square foot for the period (c):						
Newly acquired or developed facilities placed into service:						
During 2008	$ 11.80	$ -	-	$ -	$ -	-
During 2007	12.81	14.57	(12.1)%	14.57	-	-
During 2004, 2005, and 2006 (a)	12.34	11.79	4.7%	11.79	12.41	(5.0)%
Expansion facilities	12.14	11.95	1.6%	11.95	13.21	(9.5)%
	$ 12.25	$ 11.91	2.9%	$ 11.91	$ 12.83	(7.2)%
At December 31:						
Number of Facilities:						
Newly acquired or developed facilities placed into service:						
During 2008	9	-	9	-	-	-
During 2007	10	10	-	10	-	10
During 2004, 2005, and 2006 (a)	95	95	-	95	101	(6)
Expansion facilities	91	91	-	91	92	(1)
	205	196	9	196	193	3
Net rentable square feet (in thousands):						
Newly acquired or developed facilities placed into service:						
During 2008	658	-	658	-	-	-
During 2007	679	679	-	679	-	679
During 2004, 2005, and 2006 (a)	7,256	7,215	41	7,215	7,530	(315)
Expansion facilities	7,999	7,536	463	7,536	7,075	461
	16,592	15,430	1,162	15,430	14,605	825

(a) Includes 66 unstabilized facilities which we acquired in the Shurgard Merger (not including those owned by Shurgard Europe), along with 29 facilities that were otherwise acquired or developed.

(b) Total net operating income before depreciation and amortization or "NOI" is a non-GAAP (generally accepted accounting principles) financial measure that excludes the impact of depreciation and amortization expense, for our self-storage facilities represents a portion of our total self-storage segment's net operating income before depreciation and amortization expense, and is denoted in the table "self-storage operations summary" above. A reconciliation of our total self-storage segment's net operating income before depreciation and amortization expense to consolidated net income is included in Note 11 to our December 31, 2008 consolidated financial statements, "Segment Information." Although depreciation and amortization expense are operating expenses, we believe that NOI is a meaningful measure of operating performance, because we utilize NOI in making decisions with respect to capital allocations, in determining current property values, segment performance, and comparing period-to-period and market-to-market property operating results. NOI is not a substitute for net operating income after depreciation and amortization in evaluating our operating results.

(c) Realized rent per occupied square foot for the facilities put in place in 2006 and 2007 varies significantly between the periods in 2007 and 2008 due to the timing of when the specific facilities were put in place.

Rental income, cost of operations, depreciation, net operating income, weighted average square foot occupancies and realized rents per square foot in the table above represent the operating results following the date each particular facility began to be included in our consolidated operating results, and in the case of acquired facilities, do not include any operating results prior to our acquisition of these facilities.

In 2008, we completed two newly developed facilities with 104,000 net rentable square feet at a total cost of $13.4 million, and expansions to existing real estate facilities (504,000 net rentable square feet) for an aggregate cost of $46.6 million. At December 31, 2008, our development pipeline consists of five projects to expand our existing real estate facilities located in the U.S. by 189,000 net rentable square feet at an aggregate cost of $27.1 million. These projects are subject to various contingencies, but we expect completion of these projects over the next year.

In 2008, we acquired four facilities, in single property transactions, and we acquired the remaining interests that we did not own in three facilities previously owned by the Unconsolidated Entities. The aggregate cost of these facilities was approximately $56.0 million, comprised of $43.6 million in cash, $10.3 million in assumed debt and existing investments with a book value of $2.1 million. These facilities contain in aggregate approximately 554,000 net rentable square feet, and are located in California, Nevada, and Georgia.

In 2007, we acquired seven facilities, in single property transactions, for an aggregate cost of $72,787,000. These facilities contain in aggregate approximately 511,000 net rentable square feet, with one facility located in Hawaii and the remainder in California. In addition, we completed development of three facilities with aggregate square footage of approximately 168,000 and cost of $16,051,000.

We believe our presence in and knowledge of substantially all of the major markets in the U.S. enhances our ability to identify attractive acquisition opportunities and capitalize on the overall fragmentation in the storage industry. Our acquisitions consist of facilities that have been operating for a number of years as well as newly constructed facilities that were in the process of filling up to stabilized occupancy levels. In either case, we have been able to leverage off of our operating strategies and improve the occupancy levels of the facilities, or with respect to the newly developed facilities we have been able to accelerate the fill-up pace.

We expect that our non-stabilized facilities will continue to provide earnings growth during 2009 as these facilities continue to reach stabilization. However, our non-stabilized facilities are subject to the same occupancy and rate pressures that our same-store facilities are facing as a result of the recession, and accordingly the pace at which these facilities reach stabilization, and the ultimate level of cash flows to be reached upon stabilization, may be negatively impacted.

Our level of newly developed facilities, and starts to newly developed facilities, has declined significantly in the last few years due to increases in construction cost, increases in competition with retail, condominium, and apartment operators for quality construction sites in urban locations, and more difficult zoning and permitting requirements, which has reduced the number of attractive sites available for development and reduced our development of facilities. In addition, we have further reduced our development pipeline in late 2008 due to reduced self-storage demand and our belief that our capital can be put to use in a more advantageous manner. It is unclear when these conditions will improve.

Ancillary Operations: Ancillary operations include (i) the reinsurance of policies against losses to goods stored by tenants in our self-storage facilities, (ii) retail operations, comprised of merchandise sales and truck rental operations, and (iii) other ancillary operations, such as commercial property operations, containerized storage, and management of facilities for third parties and facilities owned by the Unconsolidated Entities.

The following table sets forth our ancillary operations:

	Year Ended December 31,			Year Ended December 31,		
	2008	2007	Change	2007	2006	Change
			(Amounts in thousands)			
Revenues:						
Tenant reinsurance premiums (a)	$ 57,280	$ 50,861	$ 6,419	$ 50,861	$ 34,789	$ 16,072
Merchandise sales (a)	28,244	29,344	(1,100)	29,344	24,470	4,874
Truck rentals (a)	7,342	12,057	(4,715)	12,057	13,689	(1,632)
Other ancillary operations (a)	30,374	30,876	(502)	30,876	29,555	1,321
Shurgard Europe merchandise and tenant insurance (b)	4,913	17,490	(12,577)	17,490	5,067	12,423
Total revenues	128,153	140,628	(12,475)	140,628	107,570	33,058
Cost of operations:						
Tenant reinsurance premiums (a)	6,734	15,879	(9,145)	15,879	13,799	2,080
Merchandise sales (a)	21,863	24,925	(3,062)	24,925	22,002	2,923
Truck rentals (a)	13,179	14,682	(1,503)	14,682	12,622	2,060
Other ancillary operations(a)	17,316	16,844	472	16,844	16,727	117
Shurgard Europe merchandise and tenant insurance (b)	1,409	5,186	(3,777)	5,186	2,197	2,989
Total cost of operations	60,501	77,516	(17,015)	77,516	67,347	10,169
Depreciation – Other ancillary operations (a):	3,564	3,296	268	3,296	3,189	107
Net income (loss):						
Tenant reinsurance premiums (a)	50,546	34,982	15,564	34,982	20,990	13,992
Merchandise sales (a)	6,381	4,419	1,962	4,419	2,468	1,951
Truck rentals (a)	(5,837)	(2,625)	(3,212)	(2,625)	1,067	(3,692)
Other ancillary operations(a)	9,494	10,736	(1,242)	10,736	9,639	1,097
Shurgard Europe merchandise and tenant insurance (b)	3,504	12,304	(8,800)	12,304	2,870	9,434
Total net income	$ 64,088	$ 59,816	$ 4,272	$ 59,816	$ 37,034	$ 22,782

(a) Revenues and expenses for these items are a component of our Ancillary segment, as described in Note 11 to our December 31, 2008 consolidated financial statements.

(b) Shurgard Europe's merchandise and tenant insurance operations are a component of the Shurgard Europe segment, as described in Note 11 to our December 31, 2008 consolidated financial statements.

Tenant reinsurance operations: We reinsure policies offered through a non-affiliated insurance company against losses to goods stored by tenants, primarily in our domestic self-storage facilities. The revenues that we record are based upon premiums, which are originally paid by the customer, which are then paid to us by the broker in accordance with our reinsurance arrangements. Cost of operations primarily includes claims paid that are not covered by our outside third-party insurers, as well as claims adjusting expenses.

The increase in tenant reinsurance revenues over the past year was attributable to higher rates combined with an increase in the percentage of our existing tenants retaining such policies. Approximately 53% and 48% of our tenants had such policies at December 31, 2008 and 2007, respectively. The significant increase in tenant reinsurance operations in 2007 as compared to 2006 is due primarily to the increase in properties associated with the Shurgard Merger.

The future level of tenant reinsurance revenues is largely dependent upon the number of new tenants electing to purchase policies, the level of premiums charged for such insurance, and the number of tenants that continue participating in the insurance program. Future cost of operations will be dependent primarily upon the level of losses incurred, including the level of catastrophic events, such as hurricanes, that occur and affect our properties. During the year ended December 31, 2008, we reduced our cost of operations by $5.8 million due to a change in accounting estimate with respect to circumstances prior to 2008.

Merchandise sales and truck rental operations: We sell locks, boxes, and packing supplies, rent on-site trucks, and act as an agent for a national truck rental company to provide their rental trucks to our customers. These activities are conducted at the self-storage facilities that we operate, and exist primarily to support and strengthen our existing self-storage business by providing our tenants with goods and services that they need in connection with moving and storing their goods.

The primary factor impacting the level of operations of these activities is the level of customer traffic at our self-storage facilities, including the level of move-ins. The volume of retail operations has declined primarily due to reduced trucking revenues, reflective of the general slow-down in the truck rental business.

Other ancillary businesses: We operate additional ancillary businesses which are largely independent of the revenue stream from our core self-storage operations. These business include (i) our containerized storage business, which rents storage containers to customers for storage in central warehouses, (ii) commercial facilities, primarily small storefronts and office space located on or near our existing self-storage facilities that are rented to third parties, and (iii) the management of self-storage facilities utilizing our existing management infrastructure, to third party owners as well as to the Unconsolidated Entities. These businesses have remained largely unchanged in scope during the three years ended December 31, 2008, and we do not expect any significant increases in revenues or profitability from these ancillary businesses.

Equity in earnings of real estate entities: In addition to our ownership of equity interests in PSB and Shurgard Europe, we had general and limited partnership interests in five limited partnerships at December 31, 2008 Due to our limited ownership interest and limited control of these entities, we do not consolidate the accounts of these entities for financial reporting purposes, and account for such investments using the equity method.

Equity in earnings of real estate entities for the three years ended December 31, 2008, consists of our pro-rata share of the Unconsolidated Entities based upon our ownership interest for the period. The following table sets forth the significant components of equity in earnings of real estate entities. Amounts with respect to PSB, Shurgard Europe, and Other Investments are included in our Ancillary, Shurgard Europe, and Self-Storage segments, respectively, as described in Note 11 to our December 31, 2008 consolidated financial statements.

Historical summary:	Year Ended December 31,			Year Ended December 31,		
	2008	2007	Change	2007	2006	Change
			(Amounts in thousands)			
Property operations:						
PSB	$ 89,067	$ 82,279	$ 6,788	$ 82,279	$ 73,850	$ 8,429
Shurgard Europe	38,785	-	38,785	-	-	-
Other Investments	4,626	4,878	(252)	4,878	3,256	1,622
	132,478	87,157	45,321	87,157	77,106	10,051
Depreciation:						
PSB	(45,422)	(43,316)	(2,106)	(43,316)	(37,919)	(5,397)
Shurgard Europe	(27,578)	-	(27,578)	-	-	-
Other Investments	(1,918)	(1,991)	73	(1,991)	(971)	(1,020)
	(74,918)	(45,307)	(29,611)	(45,307)	(38,890)	(6,417)
Other: (1)						
PSB	(29,320)	(28,461)	(859)	(28,461)	(26,167)	(2,294)
Shurgard Europe	(7,073)	-	(7,073)	-	-	-
Other Investments	(776)	(651)	(125)	(651)	(154)	(497)
	(37,169)	(29,112)	(8,057)	(29,112)	(26,321)	(2,791)

(continued):

	Year Ended December 31,			Year Ended December 31,		
	2008	2007	Change	2007	2006	Change
			(Amounts in thousands)			
Property operations:						
Total equity in earnings of real estate entities:						
PSB	14,325	10,502	3,823	10,502	9,764	738
Shurgard Europe	4,134	-	4,134	-	-	-
Other Investments	1,932	2,236	(304)	2,236	2,131	105
	$ 20,391	$ 12,738	$ 7,653	$ 12,738	$ 11,895	$ 843

(1) "Other" reflects our share of general and administrative expense, interest expense, interest income, our pro-rata share of gains on sale of real estate assets, and other non-property; non-depreciation related operating results of these entities.

Investment in PSB

Throughout each of the years ended December 31, 2008, 2007 and 2006, we owned 5,418,273 common shares and 7,305,355 operating partnership units (units which are convertible into common shares on a one-for-one basis) in PS Business Parks, Inc., a public REIT (NYSE: PSB). Our percentage ownership of PSB increased in 2008 as PSB repurchased a portion of its common stock. At December 31, 2008, PSB owned and operated 19.6 million net rentable square feet of commercial space located in eight states. PSB also manages commercial space owned by the Company and affiliated entities at December 31, 2008 pursuant to property management agreements.

Our future equity income from PSB will be dependent entirely upon PSB's operating results. Our investment in PSB provides us with some diversification into another asset type. We have no plans of disposing of our investment in PSB. PSB's filings and selected financial information can be accessed through the Securities and Exchange Commission, and on its website, www.psbusinessparks.com.

Investment in Shurgard Europe

As described in Note 3 to our December 31, 2008 consolidated financial statements, due to the disposition of a 51% interest in Shurgard Europe, our pro-rata share of the operating results of Shurgard Europe after March 31, 2008 is included in "equity in earnings of real estate entities." Included in Note 5 to our December 31, 2008 consolidated financial statements is selected financial data for Shurgard Europe for the three years ended December 31, 2008.

At December 31, 2008, Shurgard Europe's operations comprise 180 facilities with an aggregate of 9,534,000 net rentable square feet. The portfolio consists of 108 wholly owned facilities and 72 facilities owned by the two joint venture partnerships, in which Shurgard Europe has a 20% equity interest.

For the period following the deconsolidation of Shurgard Europe on March 31, 2008, our equity in earnings of Shurgard Europe, for the year ended December 31, 2008 totaling $4,134,000 is comprised of (i) a loss of $13,640,000, representing our 49% equity share of Shurgard Europe's $27,836,000 net loss since March 31, 2008, (ii) income of $17,161,000 and $613,000, respectively, representing our pro-rata share of the interest income and trademark license fees received from Shurgard Europe during the year ended December 31, 2008 (our pro-rata share of such amounts received are presented as equity in earnings of real estate entities rather than interest and other income). Our future equity income will be dependent upon the future operating results of Shurgard Europe.

In the year ended December 31, 2008, we also recognized $17,859,000 in interest income on our note receivable from Shurgard Europe and $637,000 in trademark license income, for periods following the deconsolidation of Shurgard Europe on March 31, 2008 through December 31, 2008, representing 51% of the aggregate amounts paid to us by Shurgard Europe. See Note 5 to our December 31, 2008 consolidated financial statements, "Investment in Shurgard Europe" for further analysis of the presentation of our equity earnings and interest and other income from Shurgard Europe.

In evaluating the operations of Shurgard Europe, management reviews the operating results of 96 facilities, all of which are wholly owned by Shurgard Europe, which have been operated on a stabilized basis by Shurgard Europe since January 1, 2006. The operating data presented in the table below reflect the historical data through August 22, 2006, the period for which the 96 facilities were operated by Shurgard, combined with the historical data from August 23, 2006 through March 31, 2008, the period operated under Public Storage, and from April 1, 2008 through December 31, 2008, the period operated by Shurgard Europe. In addition, the operating data presented in the table below with respect to these facilities is reflected utilizing the average exchange rates for the year ended December 31, 2008 for the same periods in 2007 and 2006, rather than the respective exchange rates in effect for each period. We present this data on such a "constant exchange rate" basis because we believe it allows comparability of the various periods, and isolates the impact of exchange rates from the underlying trends in revenues and cost of operations. As a result, the data presented below does not reflect the actual results included in our operations, or the operations of Shurgard Europe, for the years ended December 31, 2008, 2007 and 2006.

Selected Operating Data for the 96 facilities operated by Shurgard Europe on a stabilized basis since January 1, 2006 ("Europe Same Store Facilities"):	Year Ended December 31,			Year Ended December 31,		
	2008	2007	Percentage Change	2007	2006	Percentage Change
	(Dollar amounts in thousands, except weighted average data, utilizing constant exchange rates) (a)					
Revenues:						
Rental income	$ 133,924	$ 131,876	1.6%	$ 131,876	$ 120,642	9.3%
Late charges and administrative fees collected	2,278	1,335	70.6%	1,335	1,180	13.1%
Total revenues (b)	136,202	133,211	2.2%	133,211	121,822	9.3%
Cost of operations (excluding depreciation and amortization expense):						
Property taxes	6,085	5,851	4.0%	5,851	5,449	7.4%
Direct property payroll	15,474	15,739	(1.7)%	15,739	17,420	(9.6)%
Advertising and promotion	4,109	4,327	(5.0)%	4,327	6,219	(30.4)%
Utilities	3,194	3,126	2.2%	3,126	3,403	(8.1)%
Repairs and maintenance	3,659	3,510	4.2%	3,510	3,755	(6.5)%
Property insurance	845	1,274	(33.7)%	1,274	1,624	(21.6)%
Other costs of management	18,584	19,807	(6.2)%	19,807	17,970	10.2%
Total cost of operations (b)	51,950	53,634	(3.1)%	53,634	55,840	(4.0)%
Net operating income (excluding depreciation and amortization expense) (c)	$ 84,252	$ 79,577	5.9%	$ 79,577	$ 65,982	20.6%
Gross margin (before depreciation and amortization expense)	61.9%	59.7%	3.7%	59.7%	54.2%	10.1%
Weighted average for the period:						
Square foot occupancy (d)	86.5%	89.8%	(3.7)%	89.8%	85.2%	5.4%
Realized annual rent per occupied square foot (e)	$29.29	$27.78	5.4%	$27.78	$26.79	3.7%
REVPAF (f) (g)	$25.34	$24.95	1.6%	$24.95	$22.82	9.3%
Weighted average at December 31:						
Square foot occupancy	84.3%	89.0%	(5.3)%	89.0%	89.1%	(0.1)%
In place annual rent per occupied square foot (h)	$27.41	$26.72	2.6%	$26.72	$24.95	7.1%
Total net rentable square feet (in thousands)	5,286	5,286	-	5,286	5,286	-

(a) The majority of Shurgard Europe's operations are denominated in Euros. For comparative purposes, amounts for 2006, 2007 and 2008 are translated at constant exchange rates representing the average exchange rates for the year ended December 31, 2008. The average exchange rate for the Euro was approximately 1.4698 during the year ended December 31, 2008. The amounts that are included in our December 31, 2008 consolidated financial statements are based upon the actual exchange rate for each period.

(b) Revenues and cost of operations do not include ancillary revenues and expenses generated at the facilities with respect to tenant reinsurance and retail sales. "Other costs of management" included in cost of operations principally represents all the indirect costs incurred in the operations of the facilities. Indirect costs principally include supervisory costs and corporate overhead cost incurred to support the operating activities of the facilities.

(c) Net operating income (excluding depreciation and amortization expense) or "NOI" is a non-GAAP (generally accepted accounting principles) financial measure that excludes the impact of depreciation and amortization expense. Although depreciation and amortization are operating expenses, we believe that NOI is a meaningful measure of operating performance, because we utilize NOI in making decisions with respect to capital allocations, in determining current property values, segment performance, and comparing period-to-period and market-to-market property operating results. NOI is not a substitute for net operating income after depreciation and amortization expense in evaluating our operating results.

(d) Square foot occupancies represent weighted average occupancy levels over the entire period.

(e) Realized annual rent per occupied square foot is computed by annualizing the result of dividing rental income by the weighted average occupied square footage for the period. Realized annual rent per occupied square foot takes into consideration promotional discounts and other items that reduce rental income from the contractual amounts due.

(f) Annualized rental income per available square foot ("REVPAF") represents annualized rental income divided by total available net rentable square feet.

(g) Late charges and administrative fees are excluded from the computation of realized annual rent per occupied square foot and REVPAF because exclusion of these amounts provides a better measure of our ongoing level of revenue, by excluding the volatility of late charges, which are dependent principally upon the level of tenant delinquency, and administrative fees, which are dependent principally upon the absolute level of move-ins for a period.

(h) In place annual rent per occupied square foot represents annualized contractual rents per occupied square foot without reductions for promotional discounts, and excludes late charges and administrative fees.

We have recently seen softness in Shurgard Europe's operations, as it appears to be impacted by the same trends in self-storage demand that our domestic facilities are facing, but to a larger degree. While same-store NOI growth was positive for the year ended December 31, 2008, occupancies as well as rates charged to new customers are below that of 2007, and NOI and revenue growth were negative in the fourth quarter of 2008. We expect continued declines in operating results in 2009. During the last six months of 2008, Shurgard Europe terminated plans for future development and will wind down its development program as existing sites are completed in 2009.

Other Investments

The "Other Investments" at December 31, 2008 are comprised primarily of our equity in earnings from entities that own 19 self-storage facilities. Amounts included in the tables above also include our equity in earnings with respect to three facilities owned by the Unconsolidated Entities, until we acquired the remaining interest we did not own in these entities during 2008, and commenced consolidating these facilities. Our future earnings with respect to the other 19 facilities will be dependent upon the operating results of the facilities that these entities own. See Note 5 to our December 31, 2008 consolidated financial statements for the operating results of these 19 facilities under the "Other Investments."

Other Income and Expense Items

Interest and other income: Interest and other income was $36,155,000 in 2008, $11,417,000 in 2007, and $31,799,000 in 2006. The increase in 2008 as compared to 2007 is principally as a result of (i) higher average cash balances invested in interest bearing accounts and (ii) interest income with respect to notes receivable from Shurgard Europe (described below).

On March 31, 2008, we completed a transaction whereby an institutional investor acquired a 51% interest in Shurgard Europe (see Note 3 to our December 31, 2008 consolidated financial statements). In connection with this transaction, we received net proceeds totaling $609.1 million which significantly increased our average cash on-hand and resulting interest income throughout 2008, as compared to 2007. We have $680.7 million in cash on hand at December 31, 2008 invested primarily in money-market funds, which earn nominal rates of interest in the current interest rate environment. Future interest income will depend upon the level of interest rates and the timing of when the cash on hand is ultimately invested.

In addition, as part of the transaction, we also have a loan receivable from Shurgard Europe totaling $552.4 million as of December 31, 2008 that bears interest at the rate of 7.5% per annum. Interest income with respect to this loan receivable was approximately $35.0 million in 2008, however, for financial reporting purposes,

51% of this amount ($17.2 million) is included in interest and other income and the remainder was recorded as additional equity in earnings for the year ended December 31, 2008. The level of interest income recorded in connection with the loan receivable from Shurgard Europe will be dependent upon the balances due from Shurgard Europe as well as the exchange rate of the Euro versus the U.S. Dollar.

Interest and other income has decreased in 2007 as compared to 2006 principally as a result of lower cash balances invested in interest bearing accounts, offset by slightly higher interest rates.

Depreciation and amortization: Depreciation and amortization expense was $414,188,000, $622,400,000 and $437,555,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

The decrease in depreciation and amortization expense in 2008 as compared to the same period in 2007 is due principally to a decline of $196,686,000 from $247,844,000 in 2007 to $51,158,000 in 2008 in tenant intangible amortization, principally tenant intangibles acquired in the Shurgard Merger in 2006, that are being amortized relative to the expected future benefit of the tenants in place to each period. We expect minimal amortization expense of our existing intangibles in 2009, and future intangible amortization will be dependent upon our future level of acquisition of facilities with existing tenants in place.

Effective March 31, 2008, depreciation and amortization ceased on the facilities owned by Shurgard Europe, which was deconsolidated effective March 31, 2008. Included in our depreciation and amortization on Shurgard Europe's facilities were $21,871,000 for the three months ended March 31, 2008.

The increase in depreciation and amortization expense in 2007 as compared to 2006 is also due primarily to the amortization of intangibles acquired primarily in the Shurgard Merger totaling $247,844,000 in 2007 and $175,944,000 in 2006, as well as depreciation of the buildings acquired in the Shurgard Merger, totaling approximately $142,800,000 in 2007 and $61,703,000 in 2006.

General and administrative expense: General and administrative expense was $62,809,000, $59,749,000, and $84,661,000 for the years ended December 31, 2008, 2007 and 2006 respectively. General and administrative expense principally consists of state income taxes, investor relations expenses, and corporate and executive salaries. In addition, general and administrative expenses includes expenses that vary depending on our activity levels in certain areas, such as overhead associated with the acquisition and development of real estate facilities, certain expenses related to capital raising and merger and acquisition activities, litigation expenditures, employee severance, stock-based compensation, and incentive compensation.

General and administrative expense includes the following items that vary depending upon our activities: a) costs and expenses totaling $5,300,000 and $44,010,000, respectively, during 2007 and 2006, incurred in connection with the integration of Shurgard and Public Storage, no such costs were incurred during 2008 b) $27,900,000 in additional incentive compensation in 2008 related to the disposition of an interest in Shurgard Europe, c) $9,600,000 in costs associated with our proposed offering of shares in Shurgard Europe during 2007, d) $2,000,000 in costs associated with reorganizing as a Maryland REIT during 2007, and e) contract termination fees of $2,213,000 in 2006. Certain of these amounts were incurred by Shurgard Europe and included in our consolidated financial statements.

General and administrative expense prior to March 31, 2008 includes the ongoing levels of general and administrative expense incurred by Shurgard Europe. Following March 31, 2008 we record no further general and administrative expense incurred by Shurgard Europe's operations.

Restricted stock and stock option expense amounted to approximately $12,591,000, $8,511,000, and $6,309,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Interest expense: Interest expense was $43,944,000, $63,671,000, and $33,062,000 for the years ended December 31, 2008, 2007 and 2006, respectively. The decrease in interest expense in 2008 as compared to 2007 is due to the deconsolidation of Shurgard Europe. The increases in interest expense in 2007 as compared to 2006 are primarily due to $24,845,000 and $58,656,000 for 2006 and 2007, respectively, in interest incurred on the notes payable and other obligations we assumed in the Shurgard Merger. See also Note 6 to our December 31, 2008 consolidated financial statements for a schedule of our notes payable balances, principal repayment requirements, and average interest rates.

Capitalized interest expense totaled $1,998,000, $4,746,000, and $2,716,000 for the years ended December 31, 2008, 2007 and 2006, respectively, in connection with our development activities.

Included in our consolidated financial statements is interest expense incurred by Shurgard Europe of $6,597,000, $22,242,000 and $13,109,000 for the years ended December 31, 2008, 2007 and 2006, respectively, relative to third-party debt (excluding the debt payable to Public Storage). Interest expense incurred by Shurgard Europe after March 31, 2008 is no longer reflected in our financial statements.

On February 12, 2009, in connection with a tender offering, we acquired approximately $110 million face amount of our senior unsecured notes for cash. This acquisition will reduce annualized interest expense by approximately $6.6 million.

Gain on Disposition of an Interest in Shurgard Europe: On March 31, 2008, an institutional investor acquired a 51% interest in Shurgard European Holdings LLC, a newly formed Delaware limited liability company and the holding company for Shurgard Europe ("Shurgard Holdings"). In connection with this transaction, we recorded a gain on disposition of $344,685,000 for the year ended December 31, 2008. Public Storage owns the remaining 49% interest and is the managing member of Shurgard Holdings. See Note 3 to our December 31, 2008 consolidated financial statements for further information regarding this transaction.

Gain (Loss) on Disposition of Real Estate Investments: During 2008, 2007, and 2006 we recorded gains on sale of assets, principally partial condemnations and other disposals of real estate facilities, totaling $1,283,000, $1,354,000, and $2,177,000 respectively. During 2008, we recorded a loss on disposition of an equity investment in the Real Estate Entities totaling $9,423,000. Future gains or losses will be dependent upon such partial condemnations, and are expected to be minimal. In 2007, we sold an approximately 0.6% common equity interest in Shurgard Europe to various officers of the Company (the "PS Officers"), other than our chief executive officer. The aggregate sales price was $4,909,000 and was based upon the pro rata net asset value computed using, among other sources, information provided by an independent third party appraisal firm of the net asset value of Shurgard Europe as of March 31, 2007. In connection with the sale, we recorded a gain of $1,194,000 during 2007, representing the excess of the sales proceeds over the book value of the interests sold.

Casualty Gain or Loss: During 2008, we recorded casualty losses of $525,000 due to damage caused by hurricanes comprised of $250,000 in impairment charges to our facilities and $275,000 in other expenses. During 2007, we recorded a casualty gain totaling $2,665,000, representing the realization of contingent proceeds relating to hurricanes which occurred in 2005.

Foreign Exchange Gain (Loss): At December 31, 2008, we had a loan receivable from Shurgard Europe of approximately €391.9 million ($552.4 million). We expect Shurgard Europe to repay the loan in the near term. These amounts are denominated in Euros but have not been hedged. The amount of U.S. Dollars that will be received on repayment will depend upon the exchange rates at the time. Based upon the change in estimated U.S. Dollars to be received caused by fluctuation in currency rates during the year ended December 31, 2008, we recorded foreign currency translation losses of $25,362,000, as compared to foreign currency translation gains of $58,444,000, and $4,262,000, for the years ended December 31, 2007 and 2006, respectively. The U.S. Dollar exchange rate relative to the Euro was approximately 1.409, 1.472, 1.319 at December 31 2008, 2007 and 2006, respectively.

Future foreign exchange gains or losses will be dependent primarily upon the movement of the Euro relative to the U.S. Dollar, the amount owed from Shurgard Europe and our continued expectation with respect to repaying the loan. Based upon a closing exchange rate of the U.S. Dollar relative to the Euro of 1.281 on February 26, 2009, we would record an additional foreign exchange rate loss totaling $50,163,000 thus far in the quarter ending March 31, 2009.

Minority interest in income: Minority interest in income represents the income allocable to equity interests in the Consolidated Entities, which are not owned by the Company. The following table summarizes minority interest in income for each of the three years ended December 31, 2008:

	Year Ended December 31			Year Ended December 31,		
	2008	2007	Change	2007	2006	Change
			(Amounts in thousands)			
Preferred partnership interests	$ 21,612	$ 21,612	$ -	$ 21,612	$ 19,055	$ 2,557
European Joint Ventures (a)	(2,142)	(9,389)	7,247	(9,389)	(3,631)	(5,758)
Other minority interests (b)	19,226	17,320	1,906	17,320	16,459	861
Total minority interests in income	$ 38,696	$ 29,543	$ 9,153	$ 29,543	$ 31,883	$ (2,340)

(a) These amounts reflect income allocated to minority interests from entities we acquired in the Shurgard Merger. These interests include the 80% partner's interests in the European joint ventures, First Shurgard and Second Shurgard. Included in minority interest in income is $3,184,000, $11,513,000 and $3,013,000 in depreciation expense for the years ended December 31, 2008, 2007 and 2006, respectively.

(b) The other minority interests include depreciation expense of $1,636,000, $2,545,000, and $1,471,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Future minority interest after March 31, 2008 will no longer include minority interest for the European Joint Ventures, because Shurgard Europe was deconsolidated effective March 31, 2008.

The level of income allocated to the Other Minority Interests in the future is dependent upon the operating results of the storage facilities that these entities own, as well as any minority interests that the Company acquires in the future. These facilities are largely stabilized facilities, and accordingly growth should be relatively consistent with same-store growth.

Liquidity and Capital Resources

We have $680.7 million of cash on hand at December 31, 2008, and believe that these funds, together with our internally generated net cash provided by operating activities and cash on hand will continue to be sufficient to enable us to meet our operating expenses, capital improvements, debt service requirements and distributions requirements to our shareholders for the foreseeable future.

Operating as a REIT, our ability to retain cash flow for reinvestment is restricted. In order for us to maintain our REIT status, a substantial portion of our operating cash flow must be used to make distributions to our shareholders (see ***"Requirement to Pay Distributions"*** below). However, despite the significant distribution requirements, we have been able to retain a significant amount of our operating cash flow. The following table summarizes our ability to fund distributions to the minority interests, capital improvements to maintain our facilities, and distributions to our shareholders through the use of cash provided by operating activities. The remaining cash flow generated is available to make both scheduled and optional principal payments on debt and for reinvestment.

	For the Year Ended December 31,		
	2008	2007	2006
	(Amount in thousands)		
Net cash provided by operating activities (a)	$ 1,059,225	$ 1,027,605	$ 753,140
Distribution requirements paid to preferred partnership interests	(21,612)	(21,612)	(19,055)
Cash from operations allocable to our shareholders	1,037,613	1,005,993	734,085
Capital improvements to maintain our facilities	(76,311)	(69,102)	(79,326)
Remaining operating cash flow available for distributions to our shareholders	961,302	936,891	654,759
Distributions paid:			
Preferred share dividends	(239,721)	(236,757)	(214,218)
Equity Shares, Series A dividends	(21,199)	(21,424)	(21,424)
Common shareholders ($2.00 per share for each of 2007 and 2006, $2.20 per share regular dividend and $0.60 special dividend in 2008)	(472,756)	(340,002)	(298,219)
Cash from operations available for principal payments on debt and reinvestment (b)	$ 227,626	$ 338,708	$ 120,898

(a) Represents net cash provided by operating activities for each respective year as presented in our December 31, 2008 Consolidated Statements of Cash Flows.

(b) Cash from operations available for principal payments on debt and reinvestment is not a substitute for cash flows from operations in evaluating our liquidity, ability to repay our debt, or to meet our distribution requirements.

Cash from operations available for principal payments on debt and reinvestment decreased from $338.7 million in 2007 to $227.6 million in 2008 due primarily to a special distribution paid in 2008 totaling $101.0 million related to our disposition of a 51% interest in Shurgard Europe.

Other sources of liquidity and capital resources include unrestricted cash on hand at December 31, 2008 totaling $680.7 million, a $300 million revolving line of credit and a loan receivable from Shurgard Europe totaling $552.4 million that matures on March 31, 2010. The line of credit expires in March 2012 and there were no outstanding borrowings on the line of credit at March 2, 2009.

Significant requirements on our liquidity and capital resources include: (i) capital improvements to maintain our facilities, (ii) distribution requirements to our shareholders to maintain our REIT status, (iii) debt service, (iv) acquisition and development commitments and (v) commitments to provide funding to Shurgard Europe for certain investing and financing activities.

Capital Improvement Requirements: During 2009, we have budgeted approximately $79 million for capital improvements for our facilities. Capital improvements include major repairs or replacements to the facilities, which keep the facilities in good operating condition and maintain their visual appeal. Capital improvements do not include costs relating to the development or expansion of facilities. During the year ended December 31, 2008, we incurred capital improvements of approximately $76.3 million.

Requirement to Pay Distributions: We have operated, and intend to continue to operate, in such a manner as to qualify as a REIT under the Code, but no assurance can be given that we will at all times so qualify. To the extent that the Company continues to qualify as a REIT, we will not be taxed, with certain limited exceptions, on the REIT taxable income that is distributed to our shareholders, provided that at least 90% of our taxable income is so distributed to our shareholders. We believe we have satisfied the REIT distribution requirement since 1981.

Aggregate dividends paid during 2008 totaled $239.7 million to the holders of our Cumulative Preferred Shares, $472.8 million to the holders of our common shares and $21.2 million to the holders of our Equity Shares,

Series A. Although we have not finalized the calculation of our 2008 taxable income, we believe that the aggregate dividends paid in 2008 to our shareholders enable us to continue to meet our REIT distribution requirements.

During 2008, we paid distributions totaling $21.6 million with respect to our Preferred Partnership Units, and expect our 2009 distribution requirement based upon preferred partnership units outstanding at December 31, 2008, to be approximately $21.6 million. In addition, we estimate the 2009 distribution requirements with respect to our preferred shares outstanding at December 31, 2008, to be approximately $234.2 million, assuming no additional preferred share issuances or redemptions during 2009.

For 2009, distributions with respect to the common shares will be determined based upon our REIT distribution requirements after taking into consideration distributions to the preferred shareholders. We anticipate that, at a minimum, quarterly distributions per common share for 2009 will be $0.55 per common share. For the first quarter of 2009, a quarterly distribution of $0.55 per common share has been declared by our Board of Trustees.

With respect to the depositary shares representing the Equity Shares, Series A, we have no obligation to pay distributions if no distributions are paid to the common shareholders. To the extent that we do pay common distributions in any year, the holders of the depositary shares receive annual distributions equal to the lesser of (i) five times the per share dividend on the common shares or (ii) $2.45. The depositary shares are non-cumulative, and have no preference over our Common Shares either as to dividends or in liquidation.

Debt Service Requirements: At December 31, 2008, we have total outstanding debt of approximately $643.8 million. See Note 6 to our December 31, 2008 consolidated financial statements for approximate principal maturities of such borrowings. It is our current intention to fully amortize our outstanding debt as opposed to refinance debt maturities with additional debt. Alternatively, we may prepay debt and finance such prepayments with retained operating cash flow or proceeds from the issuance of preferred securities.

Our portfolio of real estate facilities remains substantially unencumbered. At December 31, 2008, we have secured debt outstanding of $236.4 million, which encumbers 90 self-storage facilities with an aggregate net book value of approximately $579.5 million.

On February 12, 2009, we acquired $110.2 million face amount of our existing senior unsecured notes pursuant to a tender offer for an aggregate of $113.1 million, plus accrued interest, reducing ongoing annualized interest payments by approximately $8.3 million. Approximately $96.7 million of the face amount was scheduled to be repaid in 2011, and $13.5 million was scheduled to be repaid in 2013.

Acquisition and Development of Facilities: During 2009, we will continue to seek to acquire additional self-storage facilities from third parties; however, it is difficult to estimate the amount of third party acquisitions we will undertake.

At December 31, 2008, we have a development "pipeline" of five projects in the U.S. consisting of expanding or repackaging our existing self-storage facilities. The development and fill-up of these storage facilities is subject to contingencies. We estimate that the amount remaining to be spent to complete development to be approximately $6.8 million and will be incurred over the next year.

European Activities: Pursuant to our disposition of a 51% interest in Shurgard Europe on March 31, 2008 (see Note 3 to our December 31, 2008 consolidated financial statements), the loan owed by Shurgard Europe to Public Storage was modified, principally to fix the interest rate to 7.5% per annum and extend the maturity date, which is now March 31, 2010 as Shurgard Europe extended the maturity date from the original date of March 31, 2009 as per the terms of the loan. The note totaled approximately $552.4 million at December 31, 2008.

In addition, if Shurgard Europe acquires its partner's interests in First Shurgard and Second Shurgard, joint ventures in which Shurgard Europe has a 20% interest, and is unable to obtain third-party financing, we have agreed to provide additional loans to Shurgard Europe, under the same terms as the existing loans, for up to €305 million ($429.9 million as of December 31, 2008) for the acquisition. Shurgard Europe has no obligation to acquire these interests, and the acquisition of these interests is contingent on a number of items, including whether we assent to the acquisition. In February 2009, Shurgard Europe exercised their option to extend the €305 million commitment through March 31, 2010. As a result of this extension, we will receive a fee of approximately €3.5 million from Shurgard Europe in March 2009.

Shurgard Europe has a 20% interest in two joint ventures and one other partner owns 80% interest in each. The two joint ventures collectively had approximately €250 million ($355 million at December 31, 2008) of outstanding debt payable to third parties at December 31, 2008, which is non-recourse to Shurgard Europe. One of the loans totaling €120 million ($170 million) is due May 2009 and the other loan totaling €130 million ($185 million) is due in June 2009. Shurgard Europe is currently negotiating terms with the respective lenders to extend the maturities out one to three years. We expect Shurgard Europe to finalize these extensions within the next 90 days, although there can be no assurance that such extensions will actually be completed.

If Shurgard Europe was unable to extend the maturity dates of the loans, it is our expectation that the loans would be repaid with each partner contributing their pro rata share towards repayment. Shurgard Europe's pro rata share, in the aggregate, would be approximately €50 million ($70 million) which Shurgard Europe could borrow from us pursuant to our loan commitment described above. Further, it is also possible that Shurgard Europe's joint venture partner will be unable to contribute its pro rata share to repay the loans and may want to sell their interest. Shurgard Europe could borrow on the loan commitment we have provided to consummate such a transaction and repay the loans.

We also committed to fund up to $88.2 million of additional equity contributions to Shurgard Europe to fund certain investing activities. During September 2008, we made an equity contribution of approximately $21.8 million to Shurgard Europe, reducing our remaining commitment to $66.4 million at December 31, 2008.

We expect that Shurgard Europe will repay the existing loan due to us (and any additional borrowings pursuant to our commitment) no later than March 31, 2010 or sooner if capital markets become accessible to Shurgard Europe on appropriate terms. Given the difficulty in the credit markets, it is possible that Shurgard Europe may not able to repay the loans prior to March 31, 2010. Our business operations are not dependent on the repayment of such loans.

Access to Capital: Over the past several months, accessing capital through the equity or credit markets has become very difficult, in part due to the lack of liquidity, particularly with respect to real estate companies. As a result, our ability to raise additional capital by issuing common or preferred securities is not currently a viable option.

Our financial profile is characterized by a low level of debt-to-total-capitalization and a conservative dividend payout ratio with respect to the common shares. We expect to fund our long-term growth strategies and debt obligations with (i) cash on hand at December 31, 2008, (ii) internally generated retained cash flows and (iii) depending upon current market conditions, proceeds from issuing equity securities. In general, our strategy is to continue to finance our growth with permanent capital, either common or preferred equity to the extent that market conditions are favorable, notwithstanding current market conditions are not favorable.

Over the past three years, we have funded substantially all of our acquisitions with permanent capital (both common and preferred securities). We have elected to use preferred securities as a form of leverage despite the fact that the dividend rates of our preferred securities exceed the prevailing market interest rates on conventional debt. We have chosen this method of financing for the following reasons: (i) under the REIT structure, a significant amount of operating cash flow needs to be distributed to our shareholders, making it difficult to repay debt with operating cash flow alone, (ii) our perpetual preferred shares have no sinking fund requirement or maturity date and do not require redemption, all of which eliminate any future refinancing risks, (iii) after the end of a non-call period, we have the option to redeem the preferred shares at any time, which enable us to refinance higher coupon preferred shares with new preferred shares at lower rates if appropriate, (iv) preferred shares do not contain covenants, thus allowing us to maintain significant financial flexibility, and (v) dividends on the preferred shares can be applied to satisfy our REIT distribution requirements.

Our credit ratings on each of our series of preferred shares are "Baa1" by Moody's and "BBB" by Standard & Poor's.

Issuance and Redemption of Preferred Securities: One of our financing objectives over the past several years has been to reduce our average cost of capital with respect to our preferred securities. Accordingly, we have redeemed higher rate preferred securities outstanding and have financed the redemption with cash on-hand or from the proceeds from the issuance of lower rate preferred securities.

We believe that our size and financial flexibility enables us to access capital when appropriate and when market conditions are favorable. Since the beginning of 2005 through December 31, 2008, we have raised approximately $2.6 billion of preferred securities and used approximately $1.2 billion of these net proceeds in order to redeem higher-coupon preferred securities. Over the past several months, accessing capital through the credit markets has become very difficult, in part due to the lack of liquidity.

At December 31, 2008, our 7.500% Series V Cumulative Preferred Shares ($172.5 million), our 6.500% Series W Cumulative Preferred Shares ($132.5 million) and our 6.450% Series X Cumulative Preferred Shares ($120.0 million) were redeemable at our option; however, we have not called these shares for redemption. In addition, in January 2009 our 6.850% Series Y Cumulative Preferred Shares ($18.8 million), March 2009 our 6.250% Series Z Cumulative Preferred Shares ($112.5 million) and our 6.125% Series A Cumulative Preferred Shares ($115.0 million), in June 2009 our 7.125% Series B Cumulative Preferred Shares ($108.8 million), and in September 2009 our 6.600% Series C Cumulative Preferred Shares ($115.0 million) become available for redemption at our option. Although we may acquire these shares on the open market, it is not advantageous to redeem these shares at face pursuant to our redemption option at this time because, based upon current market conditions, we cannot issue additional preferred securities at a lower coupon rate than the securities that would be called. The timing of redemption of any of these series of preferred shares will depend upon many factors including when, or if, market conditions improve such that we can issue new preferred shares at a lower cost of capital than the shares that would be redeemed.

In the past we have typically raised additional capital in advance of the redemption dates to ensure that we have available funds to redeem these securities. Provided market conditions improve in the future, we may raise capital in advance to fund redemptions.

Repurchases of the Company's Equity and Preferred Securities

Dislocations in capital markets have provided opportunities for the repurchase of our preferred and debt securities. During 2008, we repurchased certain of our Cumulative Preferred Shares in privately negotiated transactions with a liquidation value of $103.2 million for approximately $66.9 million, including accrued dividends, reducing our ongoing dividend requirement by approximately $7.1 million per year. Also during 2008, we repurchased 367,000 shares of our Equity Shares, Series A in privately negotiated transactions for approximately $7.7 million, reducing our ongoing dividend requirement by approximately $0.9 million per year.

These acquisitions were funded by us with cash on hand. We continue to monitor the existing trading ranges of our existing outstanding Cumulative Preferred Shares and Equity Shares, Series A for potential repurchase opportunities.

Our Board of Trustees has authorized the repurchase from time to time of up to 35,000,000 of our common shares on the open market or in privately negotiated transactions. On May 8, 2008, the Board of Trustees authorized an increase in the total repurchase authorization from 25,000,000 common shares to 35,000,000 common shares. During 2006 and 2007, we did not repurchase any shares. During 2008, we repurchased 1,520,196 shares for approximately $111.9 million. From the inception of the repurchase program through March 2, 2009, we have repurchased a total of 23,721,916 common shares at an aggregate cost of approximately $679.1 million. Future levels of common repurchases will be dependent upon our available capital, investment alternatives, and the trading price of our common shares.

On February 12, 2009, we completed a fixed price cash tender offer to acquire any and all of our Unsecured Notes Payable. A total of $96.7 million face amount of our 7.75% Notes due 2011 and $13.5 million face amount of our 5.875% Notes due 2013, for an aggregate of $113.1 million in cash plus accrued interest were acquired.

On February 27, 2009, we reached an agreement in principle to acquire all of our affiliate's 6.40% Series NN preferred partnership units ($200 million carrying amount) for approximately $130 million, plus accrued and unpaid distributions from December 31, 2008 through the closing date. This transaction is expected to result in an increase in income allocated to common shareholders of approximately $70 million for the quarter ended March 31, 2009 based upon the excess of the carrying amount over the amount paid. The purchase is subject to negotiation and completion of a binding agreement, and there can be no assurance that the transaction will be completed or the timing thereof, or that the terms of any transaction completed will not vary materially from those currently agreed.

Also on February 27, 2009, we reached an agreement in principle to acquire all of our affiliate's 6.25% Series Z preferred partnership units ($25 million carrying amount) for $25 million. This should result in no increase in income allocated to the common shareholders as they are being acquired at par. As described in Note 7 to our December 31, 2008 consolidated financial statements, the holders of the Series Z preferred partnership units have a one-time option exercisable on October 12, 2009 to require us to redeem their units for $25,000,000 in cash, plus any unpaid distributions. The purchase is subject to negotiation and completion of a binding agreement, and there can be no assurance that the transaction will be completed or the timing thereof, or that the terms of any transaction completed will not vary materially from those currently agreed.

Contractual Obligations

Our significant contractual obligations at December 31, 2008 and their impact on our cash flows and liquidity are summarized below for the years ending December 31 (amounts in thousands):

	Total	2009	2010	2011	2012	2013	Thereafter
Long-term debt (1)	$ 771,954	$ 48,415	$ 49,872	$ 251,061	$ 75,501	$ 272,277	$ 74,828
Operating leases (2)	113,708	10,466	7,296	6,271	5,854	5,583	78,238
Construction commitments (3)...	6,750	6,211	539	-	-	-	-
Total..	$ 892,412	$ 65,092	$ 57,707	$ 257,332	$ 81,355	$ 277,860	$ 153,066

(1) Amounts include interest payments on our notes payable based on their contractual terms. See Note 6 to our December 31, 2008 consolidated financial statements for additional information on our notes payable. Approximately $96.7 million of the amounts otherwise due in 2011, and $13.5 million of the amounts otherwise due in 2013, included in the table above, were repaid in connection with a tender offer on February 12, 2009.

(2) We lease trucks, land, equipment and office space under various operating leases. Certain leases are cancelable with substantial penalties.

(3) Includes obligations for facilities currently under construction at December 31, 2008 as described above under "Acquisition and Development of Facilities."

We have not included any additional funding requirements that we may be required make to Shurgard Europe as a contractual obligation in the table above, since it is uncertain whether or not we will be required to fund any additional amounts and because such funding is subject to our assent.

Off-Balance Sheet Arrangements: At December 31, 2008 we had no material off-balance sheet arrangements as defined under Regulation S-K 303(a)(4) and the instructions thereto.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

To limit our exposure to market risk, we principally finance our operations and growth with permanent equity capital consisting either of common shares and preferred shares. At December 31, 2008, our debt as a percentage of total shareholders' equity (based on book values) was 7.4%.

Our preferred shares are not redeemable at the option of the holders. At December 31, 2008, our Series V, Series W and Series X shares are currently redeemable by us. Except under certain conditions relating to the Company's qualification as a REIT, the preferred shares are not redeemable by the Company pursuant to its redemption option prior to the dates set forth in Note 8 to our December 31, 2008 consolidated financial statements.

Our market risk sensitive instruments include notes payable, which totaled $643,811,000 at December 31, 2008.

We have foreign currency exposures related to our investment in Shurgard Europe, which has a book value of $264.1 million at December 31, 2008. We also have a loan receivable from Shurgard Europe, which is denominated in Euros, totaling €391.9 million ($552.4 million) at December 31, 2008. We also have an obligation, in certain circumstances, to loan up to an additional €305 million to Shurgard Europe.

The table below summarizes annual debt maturities and weighted-average interest rates on our outstanding debt at the end of each year and fair values required to evaluate our expected cash-flows under debt agreements and our sensitivity to interest rate changes at December 31, 2008 (dollar amounts in thousands).

	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
Fixed rate debt (1)..........	$ 12,730	$14,870	$ 227,819	$ 55,575	$264,976	$ 67,841	$ 643,811	$ 650,536
Average interest rate......	5.69%	5.69%	5.69%	5.71%	5.62%	5.49%		
Variable rate debt (2).....	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Average interest rate......								

(1) Approximately $96.7 million of the amounts otherwise due in 2011, and $13.5 million of the amounts otherwise due in 2013, were repaid in connection with a tender offer on February 12, 2009.

(2) Amounts include borrowings under our line of credit, which expires in 2012. As of December 31, 2008, we have no borrowings under our line of credit.

ITEM 8. Financial Statements and Supplementary Data

The financial statements of the Company at December 31, 2008 and December 31, 2007 and for each of the three years in the period ended December 31, 2008 and the report of Ernst & Young LLP, Independent Registered Public Accounting Firm, thereon and the related financial statement schedule, are included elsewhere herein. Reference is made to the Index to Financial Statements and Schedules in Item 15.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

ITEM 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports the Company files and submits under the Securities Exchange Act of 1934, as amended, ("Exchange Act") is recorded, processed, summarized and reported within the time periods specified in accordance with SEC guidelines and that such information is communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure based on the definition of "disclosure controls and procedures" in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures in reaching that level of reasonable assurance. Also, the Company has investments in certain unconsolidated entities. As the Company does not control or manage these entities, its disclosure controls and procedures with respect to such entities are substantially more limited than those it maintains with respect to its consolidated subsidiaries.

As of December 31, 2008, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2008, at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control-Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

The effectiveness of internal control over financial reporting as of December 31, 2008, has been audited by Ernst & Young LLP, independent registered public accounting firm. Ernst & Young LLP's report on the Company's internal control over financial reporting appears below.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of 2008 to which this report relates that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information

Not Applicable.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of
Public Storage

We have audited Public Storage's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Public Storage's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Annual Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and trustees of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Public Storage maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Public Storage as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2008 and our report dated February 27, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Los Angeles, California
February 27, 2009

PART III

ITEM 10. Trustees, Executive Officers and Corporate Governance

The information required by this item with respect to trustees is hereby incorporated by reference to the material appearing in the Company's definitive proxy statement to be filed in connection with the annual shareholders' meeting scheduled to be held on May 7, 2009 (the "Proxy Statement") under the caption "Election of Trustees."

The information required by this item with respect to the nominating process, the audit committee and the audit committee financial expert is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Corporate Governance."

The information required by this item with respect to Section 16(a) compliance is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance."

The information required by this item with respect to a code of ethics is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Corporate Governance." Any amendments to or waivers of the code of ethics granted to the Company's executive officers or the controller will be published promptly on our website or by other appropriate means in accordance with SEC rules and regulations.

The following is a biographical summary of the current executive officers of the Company:

Ronald L. Havner, Jr., age 51, has been the Vice-Chairman, Chief Executive Officer and a member of the Board of Public Storage since November 2002 and President since July 1, 2005. Mr. Havner joined Public Storage in 1986 and held a variety of senior management positions until his appointment as Vice-Chairman and Chief Executive Officer in 2002. Mr. Havner has been Chairman of Public Storage's affiliate, PS Business Parks, Inc. (PSB), since March 1998 and was Chief Executive Officer of PSB from March 1998 until August 2003. He is also a member of the Board of Governors and the Executive Committee of the National Association of Real Estate Investment Trusts, Inc. (NAREIT). He is also a director of Business Machine Security, Inc., General Finance Corporation and a member of the NYU REIT Center Board of Advisors.

John Reyes, age 48, a certified public accountant, joined Public Storage in 1990 and was Controller of Public Storage from 1992 until December 1996 when he became Chief Financial Officer. He became a Vice President of Public Storage in November 1995 and a Senior Vice President of Public Storage in December 1996. From 1983 to 1990, Mr. Reyes was employed by Ernst & Young.

Brian J. Fields, age 46, became Senior Vice President and Chief Legal Officer of Public Storage on April 1, 2008. From 1997 until joining Public Storage, Mr. Fields was employed by WellPoint, Inc., the largest health insurance company in the United States. At WellPoint, Mr. Fields held a variety of legal management positions, serving most recently as Vice President, Deputy General Counsel.

Mark C. Good, age 52, became Senior Vice President and Chief Operating Officer of Public Storage on September 8, 2008. Before joining Public Storage, Mr. Good was with Sears Holdings Corporation since 1997, where he was Executive Vice President and General Manager of Sears Home Services, the nation's largest home appliance repair and home improvement services organization with annual revenues of approximately $3 billion. Mr. Good also served as a director of Sears Canada, Inc.

David F. Doll, age 50, became Senior Vice President and President, Real Estate Group, in February 2005, with responsibility for the real estate activities of Public Storage, including property acquisitions, developments, repackagings, and capital improvements. Before joining Public Storage, Mr. Doll was Senior Executive Vice President of Development for Westfield Corporation, a major international owner and operator of shopping malls, where he was employed since 1995.

Candace N. Krol, age 47, became Senior Vice President of Human Resources in September 2005. From 1985 until joining Public Storage, Ms. Krol was employed by Parsons Corporation, a global engineering and construction firm, where she served in various management positions, most recently as Vice President of Human Resources for the Infrastructure and Technology global business unit.

ITEM 11. Executive Compensation

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Corporate Governance," "Executive Compensation," "Compensation Committee Interlocks and Insider Participation," and "Report of the Compensation Committee."

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Stock Ownership of Certain Beneficial Owners and Management."

The following table sets forth information as of December 31, 2008 on the Company's equity compensation plans:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders (a)..	2,984,134 (b)	$57.91	3,605,688
Equity compensation plans not approved by security holders (c)..	43,410	$23.50	595,002

a) The Company's stock option and stock incentive plans are described more fully in Note 10 to the December 31, 2008 consolidated financial statements. All plans other than the 2000 and 2001 Non-Executive/Non-Director Plans, were approved by the Company's shareholders.

b) Includes 630,212 restricted share units that, if and when vested, will be settled in common shares of the Company on a one for one basis.

c) The outstanding options granted under plans not approved by the Company's shareholders were granted under the Company's 2000 and 2001 Non-Executive/Non-Director Plan, which does not allow participation by the Company's executive officers and trustees. The principal terms of these plans are as follows: (1) 2,500,000 common shares were authorized for grant, (2) this plan is administered by the Equity Awards Committee, except that grants in excess of 100,000 shares to any one person requires approval by the Executive Equity Awards Committee, (3) options are granted at fair market value on the date of grant, (4) options have a ten year term and (5) options vest over three years in equal installments, or as indicated by the applicable grant agreement.

ITEM 13. Certain Relationships and Related Transactions and Trustee Independence

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Corporate Governance" and "Certain Relationships and Related Transactions and Legal Proceedings."

ITEM 14. Principal Accountant Fees and Services

The information required by this item with respect to fees and services provided by the Company's independent auditors is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Ratification of Auditors—Fees Billed to the Company by Ernst & Young LLP for 2008 and 2007".

PART IV

ITEM 15. Exhibits and Financial Statement Schedules

a. 1. Financial Statements

The financial statements listed in the accompanying Index to Financial Statements and Schedules hereof are filed as part of this report.

2. Financial Statement Schedules

The financial statements schedules listed in the accompanying Index to Financial Statements and Schedules are filed as part of this report.

3. Exhibits

See Index to Exhibits contained herein.

b. Exhibits:

See Index to Exhibits contained herein.

c. Financial Statement Schedules

Not applicable.

PUBLIC STORAGE

INDEX TO EXHIBITS (1)

(Items 15(a)(3) and 15(c))

3.1 Articles of Amendment and Restatement of Declaration of Trust of Public Storage, a Maryland real estate investment trust. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.2 Bylaws of Public Storage, a Maryland real estate investment trust. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.3 Articles Supplementary for Public Storage Equity Shares, Series A. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.4 Articles Supplementary for Public Storage Equity Shares, Series AAA. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.5 Articles Supplementary for Public Storage 7.500% Cumulative Preferred Shares, Series V. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.6 Articles Supplementary for Public Storage 6.500% Cumulative Preferred Shares, Series W. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.7 Articles Supplementary for Public Storage 6.450% Cumulative Preferred Shares , Series X. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.8 Articles Supplementary for Public Storage 6.850% Cumulative Preferred Shares, Series Y. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.9 Articles Supplementary for Public Storage 6.250% Cumulative Preferred Shares, Series Z. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.10 Articles Supplementary for Public Storage 6.125% Cumulative Preferred Shares, Series A. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.11 Articles Supplementary for Public Storage 7.125% Cumulative Preferred Shares, Series B. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.12 Articles Supplementary for Public Storage 6.600% Cumulative Preferred Shares, Series C. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.13 Articles Supplementary for Public Storage 6.180% Cumulative Preferred Shares, Series D. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.14 Articles Supplementary for Public Storage 6.750% Cumulative Preferred Shares, Series E. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.15 Articles Supplementary for Public Storage 6.450% Cumulative Preferred Shares, Series F. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.16 Articles Supplementary for Public Storage 7.000% Cumulative Preferred Shares, Series G. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.17 Articles Supplementary for Public Storage 6.950% Cumulative Preferred Shares, Series H. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.18 Articles Supplementary for Public Storage 7.250% Cumulative Preferred Shares, Series I. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.19 Articles Supplementary for Public Storage 7.250% Cumulative Preferred Shares, Series K. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.20 Articles Supplementary for Public Storage 6.750% Cumulative Preferred Shares, Series L. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.21 Articles Supplementary for Public Storage 6.625% Cumulative Preferred Shares, Series M. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

3.22 Articles Supplementary for Public Storage 7.000% Cumulative Preferred Shares, Series N. Filed with the Registrant's Current Report on Form 8-K dated June 28, 2007 and incorporated by reference herein.

4.1 Master Deposit Agreement, dated as of May 31, 2007. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.

10.1 Amended Management Agreement between Registrant and Public Storage Commercial Properties Group, Inc. dated as of February 21, 1995. Filed with Public Storage Inc.'s ("PSI") Annual Report on Form 10-K for the year ended December 31, 1994 (SEC File No. 001-0839) and incorporated herein by reference.

10.2 Second Amended and Restated Management Agreement by and among Registrant and the entities listed therein dated as of November 16, 1995. Filed with PS Partners, Ltd.'s Annual Report on Form 10-K for the year ended December 31, 1996 (SEC File No. 001-11186) and incorporated herein by reference.

10.3 Limited Partnership Agreement of PSAF Development Partners, L.P. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997 (SEC File No. 001-0839) and incorporated herein by reference.

10.4 Agreement of Limited Partnership of PS Business Parks, L.P. Filed with PS Business Parks, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 (SEC File No. 001-10709) and incorporated herein by reference.

10.5 Amended and Restated Agreement of Limited Partnership of Storage Trust Properties, L.P. (March 12, 1999). Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 (SEC File No. 001-0839) and incorporated herein by reference.

10.6 Limited Partnership Agreement of PSAC Development Partners, L.P. Filed with PSI's Current Report on Form 8-K dated November 15, 1999 (SEC File No. 001-0839) and incorporated herein by reference.

10.7 Agreement of Limited Liability Company of PSAC Storage Investors, L.L.C. Filed with PSI's Current Report on Form 8-K dated November 15, 1999 (SEC File No. 001-0839) and incorporated herein by reference.

10.8 Amended and Restated Agreement of Limited Partnership of PSA Institutional Partners, L.P. Filed with PSI's Annual Report on Form 10-K for the year ended December 31, 1999 (SEC File No. 001-0839) and incorporated herein by reference.

10.9 Amendment to Amended and Restated Agreement of Limited Partnership of PSA Institutional Partners, L.P. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 (SEC File No. 001-0839) and incorporated herein by reference.

10.10 Second Amendment to Amended and Restated Agreement of Limited Partnership of PSA Institutional Partners, L.P. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 (SEC File No. 001-0839) and incorporated herein by reference.

10.11 Third Amendment to Amended and Restated Agreement of Limited Partnership of PSA Institutional Partners, L.P. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 (SEC File No. 001-0839) and incorporated herein by reference.

10.12 Limited Partnership Agreement of PSAF Acquisition Partners, L.P. Filed with PSI's Annual Report on Form 10-K for the year ended December 31, 2003 (SEC File No. 001-0839) and incorporated herein by reference.

10.13 Credit Agreement by and among Registrant, Wells Fargo Bank, National Association and Wachovia Bank, National Association as co-lead arrangers, and the other financial institutions party thereto, dated March 27, 2007. Filed with PSI's Current Report on Form 8-K on April 2, 2007 (SEC File No. 001-0839) and incorporated herein by reference.

10.14 Senior Credit Agreement dated May 26, 2003, as amended by Amendment Agreements dated July 11, 2003 and December 2, 2003, by and among First Shurgard Sprl, First Shurgard Finance Sarl, First Shurgard Deutschland GmbH, Societe Generale and others. Incorporated by reference to Exhibit 10.1 filed with the Current Report on Form 8-K dated February 21, 2005 filed by Shurgard Storage Centers, Inc. ("Shurgard") (SEC File No. 001-11455).

10.15 Amendment and Waiver Agreement dated February 21, 2005 to the Senior Credit Agreement dated May 26, 2003, as amended as of December 2, 2003, by and among First Shurgard Sprl, First Shurgard Finance Sarl, First Shurgard Deutschland GmbH, Societe Generale and others. Incorporated by reference to Exhibit 10.2 filed with the Current Report on Form 8-K dated February 21, 2005 filed by Shurgard (SEC File No. 001-11455).

10.16 Credit Facility Agreement dated July 12, 2004, between Second Shurgard SPRL, Second Shurgard Finance SARL, the Royal Bank of Scotland as Mandated Lead Arranger, the Royal Bank of Scotland PLC as Facility Agent. Incorporated by reference to Exhibit 10.43 filed with the Report on Form 10-Q for the quarter ended June 30, 2004 filed by Shurgard (SEC File No. 001-11455).

10.17* Employment Agreement between Registrant and B. Wayne Hughes dated as of November 16, 1995. Filed with PSI's Annual Report on Form 10-K for the year ended December 31, 1995 (SEC File No. 001-0839) and incorporated herein by reference.

10.18* Shurgard Storage Centers, Inc. 1995 Long Term Incentive Compensation Plan. Incorporated by reference to Appendix B of Definitive Proxy Statement dated June 8, 1995 filed by Shurgard (SEC File No. 001-11455).

10.19* Shurgard Storage Centers, Inc. 2000 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.27 Annual Report on Form 10-K for the year ended December 31, 2000 filed by Shurgard (SEC File No. 001-11455).

10.20* Shurgard Storage Centers, Inc. 2004 Long Term Incentive Compensation Plan. Incorporated by reference to Appendix A of Definitive Proxy Statement dated June 7, 2004 filed by Shurgard (SEC File No. 001-11455).

10.21* Public Storage, Inc. 1996 Stock Option and Incentive Plan. Filed with PSI's Annual Report on Form 10-K for the year ended December 31, 2000 (SEC File No. 001-0839) and incorporated herein by reference.

10.22* Public Storage, Inc. 2000 Non-Executive/Non-Director Stock Option and Incentive Plan. Filed with PSI's Registration Statement on Form S-8 (SEC File No. 333-52400) and incorporated herein by reference.

10.23* Public Storage, Inc. 2001 Non-Executive/Non-Director Stock Option and Incentive Plan. Filed with PSI's Registration Statement on Form S-8 (SEC File No. 333-59218) and incorporated herein by reference.

10.24* Public Storage, Inc. 2001 Stock Option and Incentive Plan ("2001 Plan"). Filed with PSI's Registration Statement on Form S-8 (SEC File No. 333-59218) and incorporated herein by reference.

10.25* Form of 2001 Plan Non-qualified Stock Option Agreement. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 (SEC File No. 001-0839) and incorporated herein by reference.

10.26* Form of 2001 Plan Restricted Share Unit Agreement. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 (SEC File No. 001-0839) and incorporated herein by reference.

10.27* Form of 2001 Plan Non-Qualified Outside Director Stock Option Agreement. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 (SEC File No. 001-0839) and incorporated herein by reference.

10.28* Public Storage, Inc. Performance Based Compensation Plan for Covered Employees. Filed with PSI's Current Report on Form 8-K dated May 11, 2005 (SEC File No. 001-0839) and incorporated herein by reference.

10.29* Public Storage 2007 Equity and Performance-Based Incentive Compensation Plan. Filed as Exhibit 4.1 to Registrant's Registration Statement on Form S-8 (SEC File No. 333-144907) and incorporated herein by reference.

10.30* Form of 2007 Plan Restricted Stock Unit Agreement. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference.

10.31* Form of 2007 Plan Stock Option Agreement. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference.

10.32* Agreement dated April 16, 2008 between Registrant and executive. Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K dated April 22, 2008 and incorporated herein by reference.

10.33* Form of Indemnity Agreement. Filed with Registrant's Amendment No. 1 to Registration Statement on Form S-4 (SEC File No. 333-141448) and incorporated herein by reference.

10.34* Offer letter/Employment Agreement dated as of July 28, 2008 between Registrant and Mark Good. Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K dated September 9, 2008 and incorporated herein by reference.

12 Statement Re: Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends. Filed herewith.

31.1 Rule 13a – 14(a) Certification. Filed herewith.

31.2 Rule 13a – 14(a) Certification. Filed herewith.

32 Section 1350 Certifications. Filed herewith.

____ (1) SEC File No. 001-33519 unless otherwise indicated.

* Denotes management compensatory plan agreement or arrangement.

PUBLIC STORAGE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(Item 15 (a))

	Page References
Report of Independent Registered Public Accounting Firm	F-1
Consolidated balance sheets as of December 31, 2008 and 2007	F-2
For each of the three years in the period ended December 31, 2008:	
Consolidated statements of income	F-3
Consolidated statements of shareholders' equity	F-4
Consolidated statements of cash flows	F-5 – F-7
Notes to consolidated financial statements	F-8 – F-39

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders
Public Storage

We have audited the accompanying consolidated balance sheets of Public Storage as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Public Storage at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Public Storage's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Los Angeles, California
February 27, 2009

PUBLIC STORAGE
CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007
(Amounts in thousands, except share data)

	December 31, 2008	December 31, 2007
ASSETS		
Cash and cash equivalents	$ 680,701	$ 245,444
Real estate facilities, at cost:		
Land	2,716,254	3,021,309
Buildings	7,490,768	8,637,498
	10,207,022	11,658,807
Accumulated depreciation	(2,405,473)	(2,128,225)
	7,801,549	9,530,582
Construction in process	20,340	51,972
	7,821,889	9,582,554
Investment in real estate entities	544,598	306,743
Goodwill, net	174,634	174,634
Intangible assets, net	52,005	173,745
Loan receivable from Shurgard Europe	552,361	-
Other assets	109,857	159,982
Total assets	$ 9,936,045	$ 10,643,102
LIABILITIES AND SHAREHOLDERS' EQUITY		
Notes payable	$ 643,811	$ 1,069,928
Accrued and other liabilities	212,353	303,357
Total liabilities	856,164	1,373,285
Minority interest	364,417	506,688
Commitments and contingencies (Note 13)		
Shareholders' equity:		
Cumulative Preferred Shares of beneficial interest, $0.01 par value, 100,000,000 shares authorized, 887,122 shares issued (in series) and outstanding, (1,739,500 at December 31, 2007) at liquidation preference	3,424,327	3,527,500
Common Shares of beneficial interest, $0.10 par value, 650,000,000 shares authorized, 168,279,732 shares issued and outstanding (169,422,475 at December 31, 2007)	16,829	16,943
Equity Shares of beneficial interest, Series A, $0.01 par value, 100,000,000 shares authorized, 8,377.193 shares issued and outstanding (8,744.193 at December 31, 2007)	-	-
Paid-in capital	5,590,093	5,653,975
Cumulative net income	4,896,003	3,960,827
Cumulative distributions paid	(5,179,857)	(4,446,181)
Accumulated other comprehensive income (loss)	(31,931)	50,065
Total shareholders' equity	8,715,464	8,763,129
Total liabilities and shareholders' equity	$ 9,936,045	$ 10,643,102

See accompanying notes.

PUBLIC STORAGE
CONSOLIDATED STATEMENTS OF INCOME
For each of the three years in the period ended December 31, 2008
(Amounts in thousands, except per share amounts)

	2008	2007	2006
Revenues:			
Self-storage rental income	$ 1,581,299	$ 1,662,454	$ 1,239,697
Ancillary operating revenue	128,153	140,628	107,570
Interest and other income	36,155	11,417	31,799
	1,745,607	1,814,499	1,379,066
Expenses:			
Cost of operations (excluding depreciation and amortization):			
Self-storage facilities	520,076	580,227	428,910
Ancillary operations	60,501	77,516	67,347
Depreciation and amortization	414,188	622,400	437,555
General and administrative	62,809	59,749	84,661
Interest expense	43,944	63,671	33,062
	1,101,518	1,403,563	1,051,535
Income from continuing operations before equity in earnings of real estate entities, gain on disposition of an interest in Shurgard Europe, gain (loss) on disposition of other real estate investments and real estate facilities, casualty (loss) gain, foreign currency exchange (loss) gain and minority interest in income	644,089	410,936	327,531
Equity in earnings of real estate entities	20,391	12,738	11,895
Gain on disposition of an interest in Shurgard Europe (Note 3)	344,685	-	-
Gain (loss) on disposition of other real estate investments and real estate facilities	(8,140)	2,547	2,177
Casualty (loss) gain	(525)	2,665	-
Foreign currency exchange (loss) gain	(25,362)	58,444	4,262
Minority interest in income	(38,696)	(29,543)	(31,883)
Income from continuing operations	936,442	457,787	313,982
Cumulative effect of a change in accounting principle	-	-	578
Discontinued operations	(1,266)	(252)	(534)
Net income	$ 935,176	$ 457,535	$ 314,026
Net income allocated to (from):			
Preferred shareholders based on distributions paid	$ 239,721	$ 236,757	$ 214,218
Preferred shareholders based on redemptions (Note 8)	(33,851)	-	31,493
Equity Shares, Series A	21,199	21,424	21,424
Common shareholders	708,107	199,354	46,891
	$ 935,176	$ 457,535	$ 314,026
Net income per common share – basic			
Continuing operations	$ 4.22	$ 1.18	$ 0.33
Discontinued operations	(0.01)	-	-
	$ 4.21	$ 1.18	$ 0.33
Net income per common share – diluted			
Continuing operations	$ 4.20	$ 1.17	$ 0.33
Discontinued operations	(0.01)	-	-
	$ 4.19	$ 1.17	$ 0.33
Net income per depositary share of Equity Shares, Series A (basic and diluted)	$ 2.45	$ 2.45	$ 2.45
Basic weighted average common shares outstanding	168,250	169,342	142,760
Diluted weighted average common shares outstanding	168,883	170,147	143,715
Weighted average shares of Equity Shares, Series A (basic and diluted)	8,652	8,744	8,744

See accompanying notes.

PUBLIC STORAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For each of the three years in the period ended December 31, 2008
(Amounts in thousands, except share and per share amounts)

	Cumulative Preferred Shares	Common Shares	Paid-in Capital	Cumulative Net Income	Cumulative Distributions	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balances at December 31, 2005	$ 2,498,400	$ 12,809	$ 2,430,671	$ 3,189,266	$ (3,314,137)	$ -	$ 4,817,009
Issuance of Cumulative Preferred Shares (52,500 shares)	1,312,500	-	(39,932)	-	-	-	1,272,568
Redemption of Cumulative Preferred Shares (38,236 shares)	(955,900)	-	-	-	-	-	(955,900)
Issuance of common shares (41,054,904 shares) (Note 8)	-	4,106	3,267,564	-	-	-	3,271,670
Stock option and restricted share unit expense (Note 10)	-	-	3,204	-	-	-	3,204
Net income	-	-	-	314,026	-	-	314,026
Distributions to shareholders:							
Cumulative Preferred Shares	-	-	-	-	(214,218)	-	(214,218)
Equity Shares, Series A ($2.45 per share)	-	-	-	-	(21,424)	-	(21,424)
Common Shares ($2.00 per share)	-	-	-	-	(298,219)	-	(298,219)
Other comprehensive income (loss): Currency translation adjustments (Note 2)	-	-	-	-	-	19,329	19,329
Balances at December 31, 2006	2,855,000	16,915	5,661,507	3,503,292	(3,847,998)	19,329	8,208,045
Issuance of Cumulative Preferred Shares (26,900 shares)	672,500	-	(20,608)	-	-	-	651,892
Issuance of common shares (278,008 shares) (Note 8)	-	28	8,429	-	-	-	8,457
Stock option and restricted share unit expense (Note 10)	-	-	4,647	-	-	-	4,647
Net income	-	-	-	457,535	-	-	457,535
Distributions to shareholders:							
Cumulative Preferred Shares	-	-	-	-	(236,757)	-	(236,757)
Equity Shares, Series A ($2.45 per share)	-	-	-	-	(21,424)	-	(21,424)
Common Shares ($2.00 per share)	-	-	-	-	(340,002)	-	(340,002)
Other comprehensive income (loss): Currency translation adjustments (Note 2)	-	-	-	-	-	30,736	30,736
Balances at December 31, 2007	3,527,500	16,943	5,653,975	3,960,827	(4,446,181)	50,065	8,763,129
Repurchase of Cumulative Preferred Shares (852,378 shares) (Note 8)	(103,173)	-	36,294	-	-	-	(66,879)
Repurchase of Equity Shares, Series A (367,000 shares) (Note 8)	-	-	(7,707)	-	-	-	(7,707)
Issuance of common shares (377,453 shares) (Note 8)	-	38	10,852	-	-	-	10,890
Repurchase of common shares (1,520,196 shares) (Note 8)	-	(152)	(111,751)	-	-	-	(111,903)
Stock option and restricted share unit expense (Note 10)	-	-	8,430	-	-	-	8,430
Net income	-	-	-	935,176	-	-	935,176
Distributions to shareholders:							
Cumulative Preferred Shares	-	-	-	-	(239,721)	-	(239,721)
Equity Shares, Series A ($2.45 per share)	-	-	-	-	(21,199)	-	(21,199)
Common Shares ($2.80 per share)	-	-	-	-	(472,756)	-	(472,756)
Other comprehensive income (loss): Currency translation adjustments (Note 2)	-	-	-	-	-	(81,996)	(81,996)
Balances at December 31, 2008	$ 3,424,327	$ 16,829	$ 5,590,093	$ 4,896,003	$ (5,179,857)	$ (31,931)	$ 8,715,464

See accompanying notes.

PUBLIC STORAGE
CONSOLIDATED STATEMENTS OF CASH FLOWS
For each of the three years in the period ended December 31, 2008
(Amounts in thousands)

	2008	2007	2006
Cash flows from operating activities:			
Net income	$ 935,176	$ 457,535	$ 314,026
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on disposition of an interest in Shurgard Europe (Note 3)	(344,685)	-	-
Loss (gain) on disposition of other real estate investments including amounts in discontinued operations (Note 4)	8,140	(6,883)	(4,547)
Depreciation and amortization including amounts in discontinued operations	414,201	622,894	438,218
Distributions received from real estate entities in excess of equity in earnings	23,064	10,868	5,804
Foreign currency exchange loss (gain)	25,362	(58,444)	(4,262)
Minority interest in income in excess of distributions paid to other minority interests	20,980	9,496	15,583
Adjustments for stock-based compensation, amortization of note premium, and other	(22,983)	(7,861)	(11,682)
Total adjustments	124,079	570,070	439,114
Net cash provided by operating activities	1,059,255	1,027,605	753,140
Cash flows from investing activities:			
Capital improvements to real estate facilities	(76,311)	(69,102)	(79,326)
Construction in process	(74,611)	(122,320)	(110,868)
Acquisition of real estate facilities	(31,608)	(72,787)	(98,954)
Acquisition of interest in unconsolidated entities	(11,961)	-	-
Acquisition of minority interests	-	-	(62,300)
Proceeds from the disposition of interest in Shurgard Europe (Note 3)	609,059	-	-
Deconsolidation of Shurgard Europe (Note 3)	(34,588)	-	-
Investment in Shurgard Europe	(54,702)	-	-
Merger with Shurgard Storage Centers, Inc.	-	-	(137,261)
Proceeds from sales of other real estate investments	2,227	8,708	14,545
Sale of real estate investments to affiliates (Note 7)	-	4,909	-
Other investing activities	12,513	(11,284)	534
Net cash provided by (used in) investing activities	340,018	(261,876)	(473,630)
Cash flows from financing activities:			
Principal payments on notes payable	(62,877)	(508,942)	(696,557)
Issuance of mortgage note payable	12,750	-	-
Net (repayments) borrowings on bank credit facilities	-	(345,000)	345,000
Proceeds from borrowing on debt of Existing European Joint Ventures	14,654	54,081	28,891
Contributions received from European minority interests	-	-	15,800
Net proceeds from the issuance of common shares	10,890	8,457	85,369
Net proceeds from the issuance of cumulative preferred shares	-	651,892	1,272,568
Repurchases of common shares	(111,903)	-	-
Redemption of cumulative preferred shares	(66,879)	(302,150)	(826,250)
Repurchases of Equity Shares, Series A	(7,707)	-	-
Issuance of preferred partnership interests	-	-	100,000
Distributions paid to shareholders	(733,676)	(598,183)	(533,861)
Distributions paid to holders of preferred partnership interests (Note 7)	(21,612)	(21,612)	(19,055)
Net cash used in financing activities	(966,360)	(1,061,457)	(228,095)
Net increase (decrease) in cash and cash equivalents	432,913	(295,728)	51,415
Net effect of foreign exchange translation on cash	2,344	5,488	2,274
Cash and cash equivalents at the beginning of the year	245,444	535,684	481,995
Cash and cash equivalents at the end of the year	$ 680,701	$ 245,444	$ 535,684

See accompanying notes.

PUBLIC STORAGE
CONSOLIDATED STATEMENTS OF CASH FLOWS
For each of the three years in the period ended December 31, 2008
(Amounts in thousands)

(Continued)

	2008	2007	2006
Supplemental schedule of non cash investing and financing activities:			
Foreign currency translation adjustment:			
Real estate facilities, net of accumulated depreciation	$ (90,921)	$ (127,456)	$ (34,696)
Construction in process	(957)	(4,623)	(1,373)
Investment in real estate entities	63,495	-	-
Intangible assets, net	(4,528)	(6,226)	(6,381)
Loan receivable from Shurgard Europe	66,461	-	-
Other assets	(3,742)	(6,219)	(717)
Notes payable	28,912	38,116	17,970
Accrued and other liabilities	5,879	13,827	4,237
Minority interest – other partnership interests	7,249	9,740	3,905
Accumulated other comprehensive (loss) income	(69,504)	88,329	19,329
Deconsolidation of real estate entities (2008: Shurgard Europe, Note 3)			
Real estate facilities, net of accumulated depreciation	1,693,524	41,409	-
Construction in process	10,886	-	-
Investment in real estate entities	(588,801)	(23,079)	-
Loan receivable from Shurgard Europe	(618,822)	-	-
Intangible assets, net	78,135	1,816	-
Other assets	68,486	344	-
Notes payable	(424,995)	(19,329)	-
Accrued and other liabilities	(104,100)	(544)	-
Minority interest – other partnership interests	(148,901)	(682)	-
Real estate acquired in exchange for assumption of note payable and extinguishment of investment	(12,388)	-	(4,590)
Note payable assumed in connection with the acquisition of real estate	10,250	-	4,590
Investment extinguished in exchange for real estate	2,138	-	-
Investment in real estate entities disposed in exchange for other asset	5,300	-	-
Other asset received in connection with disposal of real estate investment	(5,300)	-	-
Merger with Shurgard Storage Centers, Inc.:			
Real estate facilities	-	-	(4,887,507)
Construction in process	-	-	(91,000)
Intangible assets	-	-	(584,165)
Other assets	-	-	(95,899)
Accrued and other liabilities	-	-	190,419
Minority interest – other partnership interests	-	-	144,196
Notes payable and bank credit facility	-	-	2,000,549
Common shares	-	-	3,891
Paid in capital	-	-	3,182,255
Consolidation of entities pursuant to Emerging Issues Task Force Topic 04-5 or in connection with the acquisition of an interest in the Unconsolidated Entities:			
Minority interest – other partnership interests	-	-	3,963
Real estate facilities	-	(14,604)	(22,459)
Investments in real estate entities	-	-	20,846
Intangible assets	-	(1,048)	-
Other assets	-	-	(167)
Accrued and other liabilities	-	-	841
Notes payable	-	6,681	-

See accompanying notes.

PUBLIC STORAGE
CONSOLIDATED STATEMENTS OF CASH FLOWS
For each of the three years in the period ended December 31, 2008
(Amounts in thousands)

(Continued)

	2008	2007	2006
Supplemental schedule of non cash investing and financing activities:			
Partnership units converted into common shares (Note 7):			
Minority interest	-	-	(155)
Common shares	-	-	1
Paid in capital	-	-	154

See accompanying notes.

1. Description of the Business

Public Storage, Inc., formerly a California corporation, was organized in 1980. Effective June 1, 2007, following approval by our shareholders, we reorganized Public Storage, Inc. into Public Storage, a Maryland real estate investment trust (referred to herein as "the Company", "the Trust", "we", "us", or "our"). Our principal business activities include the acquisition, development, ownership and operation of self-storage facilities which offer storage spaces for lease, generally on a month-to-month basis, for personal and business use. Our self-storage facilities are located primarily in the United States ("U.S."). We also have interests in self-storage facilities located in seven Western European countries.

At December 31, 2008, we had direct and indirect equity interests in 2,012 self-storage facilities located in 38 states operating under the "Public Storage" name, and 181 self-storage facilities located in Europe which operate under the "Shurgard Storage Centers" name. We also have direct and indirect equity interests in approximately 21 million net rentable square feet of commercial space located in 11 states in the U.S. primarily operated by PS Business Parks, Inc. ("PSB") under the "PS Business Parks" name.

Any reference to the number of properties, square footage, number of tenant reinsurance policies outstanding and the aggregate coverage of such reinsurance policies are unaudited and outside the scope of our independent registered public accounting firm's audit of our financial statements in accordance with the standards of the Public Company Accounting Oversight Board.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are presented on an accrual basis in accordance with U.S. generally accepted accounting principles ("GAAP") and include the accounts of the Company and our consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Certain amounts previously reported have been reclassified to conform to the December 31, 2008 presentation. In previous presentations, certain cash balances held by our captive insurance entities which are restricted as to their use were included in restricted cash in our consolidated balance sheets. These restricted balances are reclassified as "other assets."

The results of operations with respect to assets and liabilities acquired on August 22, 2006 in connection with the merger with Shurgard Storage Centers, Inc. ("Shurgard" and the merger referred to as the "Shurgard Merger") are included in our accompanying consolidated financial statements for periods after the acquisition.

Consolidation Policy

Entities in which we have an interest are first evaluated to determine whether, in accordance with the provisions of the Financial Accounting Standards Board's Interpretation No. 46R, "Consolidation of Variable Interest Entities," they represent Variable Interest Entities ("VIE's"). VIE's in which we are the primary beneficiary are consolidated. Entities that are not VIE's that we control are consolidated.

When we are the general partner, we are considered to control the partnership unless the limited partners possess substantial "kick-out" or "participative" rights as defined in Emerging Issues Task Force Statement 04-5 – "Determining whether a general partner or the general partners as a group, controls a limited partnership or similar entity when the limited partners have certain rights" ("EITF 04-5"). All significant intercompany balances and transactions have been eliminated.

The accounts of the entities we control, along with the accounts of the VIE's for which we are the primary beneficiary, are included in our consolidated financial statements. We account for our investment in entities that we do not consolidate using the equity method of accounting or, if we do not have the ability to exercise significant influence over an investee, the cost method of accounting. Changes in consolidation status are reflected effective the date the change of control or determination of primary beneficiary status occurred, and previously reported periods are not restated. The entities that we consolidate during the periods, to which the reference applies, are referred to hereinafter as the "Consolidated Entities." The entities that we have an interest in but do not consolidate during the periods, to which the reference applies, are referred to hereinafter as the "Unconsolidated Entities."

Collectively, at December 31, 2008, the Company and the Consolidated Entities own a total of 2,002 real estate facilities, consisting of 1,993 self-storage facilities in the U.S., one self-storage facility in London, England and eight commercial facilities in the U.S.

At December 31, 2008, the Unconsolidated Entities are comprised of PSB, Shurgard Europe, as well as various limited and joint venture partnerships (referred to as the "Other Investments"). At December 31, 2008, PSB owns approximately 19.6 million rentable square feet of commercial space, Shurgard Europe has interests in 180 self-storage facilities in Europe with 9.5 million net rentable square feet, and the Other Investments own in aggregate 19 self-storage facilities in the U.S.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

For all taxable years subsequent to 1980, the Company has qualified and intends to continue to qualify as a real estate investment trust ("REIT"), as defined in Section 856 of the Internal Revenue Code. As a REIT, we do not incur federal or significant state tax on that portion of our taxable income which is distributed to our shareholders, provided that we meet certain tests. We believe we have met these tests during 2008, 2007, and 2006 and, accordingly, no provision for federal income taxes has been made in the accompanying consolidated financial statements on income produced and distributed on real estate rental operations. Our taxable REIT subsidiaries are subject to regular corporate tax on their taxable income, and such corporate taxes are presented in ancillary cost of operations in our accompanying consolidated statements of income. We also are subject to certain state income taxes, which are presented in general and administrative expense in our accompanying consolidated statements of income.

We adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"), on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statement in accordance with FASB Statement 109, "Accounting for Income Taxes", and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

Based on our evaluation, we have concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. Our evaluation was performed for the tax years ended December 31, 2005, 2006, 2007 and 2008, the tax years which remain subject to examination by major tax jurisdictions as of December 31, 2008.

Financial Instruments

We have estimated the fair value of our financial instruments using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop estimates of market value. Accordingly, estimated fair values are not necessarily indicative of the amounts that could be realized in current market exchanges.

For purposes of financial statement presentation, we consider all highly liquid financial instruments such as short-term treasury securities, money market funds with daily liquidity and a rating in excess of AAA by Standard and Poor's, or investment grade short-term commercial paper with remaining maturities of three months or less at the date of acquisition to be cash equivalents. Any such cash and cash equivalents which are restricted from general corporate use (restricted cash) due to insurance or other regulations, or based upon contractual requirements, are included in other assets.

Due to the short period to maturity of our cash and cash equivalents, accounts receivable and other financial instruments included in other assets, and accrued and other liabilities, we believe the carrying values as presented on the consolidated balance sheets are reasonable estimates of fair value.

Financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, notes receivable from affiliate, as well as accounts receivable and restricted cash which are included in other assets on our accompanying consolidated balance sheets. Cash and cash equivalents and restricted cash, consisting of short-term investments, including commercial paper, are only invested in investment instruments with an investment grade rating. Accounts receivable are not a significant portion of total assets and are comprised of a large number of individually insignificant customer balances. We have a loan receivable from Shurgard Europe totaling $552,361,000 at December 31, 2008. Although there can be no assurance, we believe that Shurgard Europe has sufficient liquidity and collateral, and we have sufficient creditor rights, such that credit risk is minimal. In addition, we believe the interest rate on the loan approximates the market rate for loans with similar credit characteristics and tenor. Accordingly, we believe the carrying value of the loan approximates fair based on these characteristics and other market data, which represent significant unobservable inputs, which are "Level 3" inputs as the term is utilized in SFAS No. 157, "Fair Value Measurement" (or SFAS No. 157).

At December 31, 2008, due primarily to our investment in and loan receivable from Shurgard Europe, our operations and our financial position are affected by fluctuations in the exchange rates between the Euro, and to a lesser extent, other European currencies, against the U.S. Dollar.

Real Estate Facilities

Real estate facilities are recorded at cost. Costs associated with the acquisition, development, construction, renovation and improvement of properties are capitalized. Interest, property taxes and other costs associated with development incurred during the construction period are capitalized as building cost. Costs associated with the sale of real estate facilities or interests in real estate investments are expensed as incurred. The purchase cost of existing self-storage facilities that we acquire are allocated based upon relative fair value of the land, building and tenant intangible components of the real estate facility. Expenditures for repairs and maintenance are expensed when incurred. Depreciation expense is computed using the straight-line method over the estimated useful lives of the buildings and improvements, which generally range from 5 to 25 years.

Other Assets

Other assets primarily consists of prepaid expenses, investments in held-to-maturity debt securities, accounts receivable, interest receivable, restricted cash, merchandise inventory held for sale, as well as trucks and other equipment associated with our ancillary operations. Other assets included a total of $56,714,000 related to Shurgard Europe at December 31, 2007, which we deconsolidated effective March 31, 2008 as described in Note 3.

Accrued and Other Liabilities

Accrued and other liabilities consist primarily of real property tax accruals, tenant prepayments of rents, accrued interest payable, and trade payables. They also include losses and loss adjustment liabilities for our own exposures, as well as estimated losses related to our tenant insurance activities, which are not covered by third-party insurance carriers, aggregating $26,724,000 at December 31, 2008 ($26,643,000 at December 31, 2007). In addition, at December 31, 2007, accrued and other liabilities included $100,366,000 related to Shurgard Europe, which we deconsolidated effective March 31, 2008 as described in Note 3.

Goodwill

Goodwill represents the excess of acquisition cost over the fair value of net tangible and identifiable intangible assets acquired in business combinations. Each business combination from which our goodwill arose was for the acquisition of single businesses and accordingly, the allocation of our goodwill to our business segments is based directly on such acquisitions. Our goodwill has an indeterminate life. Our goodwill balance of $174,634,000 is reported net of accumulated amortization of $85,085,000 as of December 31, 2008 and 2007 in our accompanying consolidated balance sheets.

We evaluate impairment of goodwill annually by comparing the aggregate book value (including goodwill) of each reporting unit to their respective estimated fair value. No impairment of our goodwill was identified in our annual evaluation at December 31, 2008.

Intangible Assets

We acquire finite-lived intangible assets representing primarily the tenants in place (a "Tenant Intangible") at the date of the acquisition of each respective facility, and Tenant Intangibles are amortized relative to the benefit of the tenants in place to each period. At December 31, 2008, our Tenant Intangibles have a net book value of $33,181,000 ($154,921,000 at December 31, 2007), which is net of accumulated amortization of $336,005,000 ($423,788,000 at December 31, 2007). During 2008, our Tenant Intangibles were increased by approximately $4,528,000 due to the impact of changes in foreign currency exchange rates, $1,259,000 in connection with the acquisition of the remaining interest we did not own in certain of the Other Investments (Note 4), and $1,766,000 in connection with the acquisition of self-storage facilities (Note 4). On March 31, 2008, our Tenant Intangibles decreased approximately $78,135,000 due to the deconsolidation of Shurgard Europe, as described more fully in Note 3.

Amortization expense of $51,158,000, $247,844,000 and $175,944,000 was recorded for our Tenant Intangibles for the years ended December 31, 2008, 2007 and 2006, respectively. The estimated future amortization expense for our finite-lived intangible assets is as follows:

2009	$ 4,928,000
2010	2,742,000
2011	2,430,000
2012	2,350,000
2013	2,232,000
2014 and beyond	18,499,000
	$ 33,181,000

We also have an intangible representing the value of the "Shurgard" trade name, which is used by Shurgard Europe pursuant to a licensing agreement described more fully in Note 3, with a book value of $18,824,000 at December 31, 2008 and 2007. The Shurgard trade name has an indefinite life and, accordingly, we do not amortize this asset but instead analyze it on an annual basis for impairment. No impairments were noted from our evaluations in any periods presented in these accompanying consolidated financial statements.

Evaluation of Asset Impairment

We evaluate our real-estate and Tenant Intangibles for impairment on a quarterly basis. We first evaluate these assets for indicators of impairment, and if any indicators of impairment are noted, we determine whether the carrying value of such assets is in excess of the future estimated undiscounted cash flows attributable to these assets. If there is excess carrying value over such future undiscounted cash flows, an impairment charge is booked for the excess of carrying value over the assets' estimated fair value. Any long-lived assets which we expect to sell or otherwise dispose of prior to their estimated useful life are stated at the lower of their estimated net realizable value (less cost to sell) or their carrying value. No impairment was identified from our evaluations in any periods presented in the accompanying consolidated financial statements.

Revenue and Expense Recognition

Rental income, which is generally earned pursuant to month-to-month leases for storage space, as well as late charges and administrative fees, are recognized as earned. Promotional discounts are recognized as a reduction to rental income over the promotional period, which is generally during the first month of occupancy. Ancillary revenues and interest and other income is recognized when earned. Equity in earnings of real estate entities is recognized based on our ownership interest in the earnings of each of the Unconsolidated Entities.

We accrue for property tax expense based upon actual amounts billed for the related time periods and, in some circumstances due to taxing authority assessment timing and disputes of assessed amounts, estimates and historical trends. If these estimates are incorrect, the timing and amount of expense recognition could be affected. Cost of operations, general and administrative expense, interest expense, as well as television, yellow page, and other advertising expenditures are expensed as incurred. Casualty losses or gains are recognized in the period the casualty occurs, based upon the differential between the book value of assets destroyed and estimated insurance proceeds, if any, that we expect to receive in accordance with our insurance contracts.

Foreign Currency Exchange Translation

The local currency is the functional currency for the foreign operations for which we have an interest. Assets and liabilities included on our consolidated balance sheet, including our equity investment in Shurgard Europe, are translated at end-of-period exchange rates, while revenues, expenses, and equity in earnings of the related real estate entities, are translated at the average exchange rates in effect during the period. The Euro, which represents the functional currency used by a majority of the foreign operations for which we have an interest, was translated at an end-of-period exchange rate of approximately 1.409 U.S. Dollars per Euro at December 31, 2008 (1.472 at December 31, 2007), and average exchange rates of 1.470 and 1.370 for the years ended December 31, 2008 and 2007, respectively. Equity is translated at historical rates and the resulting cumulative translation adjustments, to the extent not included in net income, are included as a component of accumulated other comprehensive income (loss) until the translation adjustments are realized. See "Other Comprehensive Income" below for further information regarding our foreign currency translation gains and losses.

Fair Value Accounting

In 2006, the FASB issued SFAS No. 157. SFAS No. 157 expands required fair value disclosures, whenever other accounting standards require or permit fair value measurements, including the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, and establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The Company adopted SFAS No. 157 on January 1, 2008, which had no effect on our financial position, operating results or cash flows.

Loan Receivable from Shurgard Europe

As of December 31, 2008, we had a loan receivable from Shurgard Europe totaling $552,361,000 ($561,182,000 at December 31, 2007, which was eliminated in consolidation). Effective March 31, 2008, as a result of the disposition of an interest in Shurgard Europe (see Note 3), Shurgard Europe is no longer consolidated, accordingly, the loan is no longer eliminated in consolidation.

In connection with the disposition, the terms of the loan were modified and the balance was increased by approximately €10,529,000 ($16,626,000) on March 31, 2008 due to the conversion of a portion of our equity investment into intercompany debt. The loan bears interest at a fixed rate of 7.5% per annum, and has an initial term of one year expiring March 31, 2009, and an additional one year extension at Shurgard Europe's option. In addition, if Shurgard Europe acquires its partner's interests in First Shurgard and Second Shurgard (collectively, the "Existing European Joint Ventures"), joint ventures in which Shurgard Europe has a 20% interest, and is unable to obtain third-party financing, we have agreed to provide additional loans to Shurgard Europe, under the same terms as the existing loans, for up to €305 million ($429.9 million as of December 31, 2008) for the acquisition. Shurgard Europe has no obligation to acquire these interests, and the acquisition of these interests is contingent on a number of items, including whether we assent to the acquisition. In February 2009, Shurgard Europe exercised their option to extend the existing loan and the €305 million commitment through March 31, 2010.

The loan receivable from Shurgard Europe is denominated in Euros and is converted to U.S. Dollars on our balance sheet. During each applicable period, because we have expected repayment within two years of each respective balance sheet date, we have been recognizing foreign exchange rate gains or losses as a result of changes in exchange rates between the Euro and the U.S. Dollar during each period in 2008 and 2007. For the period from April 1, 2008 through December 31, 2008, we recorded interest income of approximately $17,859,000 related to the loan.

The $17,859,000 in interest income reflects the gross amount charged to Shurgard Europe totaling $35,020,000 less our portion totaling $17,161,000 which is reflected as equity in earnings of real estate entities rather than interest and other income.

Other Comprehensive Income

We reflect other comprehensive income (loss) for our pro-rata share of currency translation adjustments related to the foreign operations for which we have an interest that is not already recognized in our net income. Such other comprehensive income (loss) is reflected as a direct adjustment to "Accumulated Other Comprehensive Income" in the equity section of our consolidated balance sheet, and is added to our net income in determining total comprehensive income for the period.

The following table reflects the components of our other comprehensive (loss) income, and our total comprehensive income, for each respective period:

	For the Year Ended December 31,		
	2008	2007	2006
	(Amounts in thousands)		
Net income	$ 935,176	$ 457,535	$ 314,026
Other comprehensive income (loss):			
Aggregate foreign currency translation adjustments for the period	(69,504)	89,180	23,591
Less: foreign currency translation adjustments recognized during the period and reflected in "Gain on disposition of an interest in Shurgard Europe" (Note 3)	(37,854)	-	-
Less: foreign currency translation adjustments reflected in net income as "Foreign currency loss (gain)"	25,362	(58,444)	(4,262)
Other comprehensive (loss) income for the period	(81,996)	30,736	19,329
Total comprehensive income	$ 853,180	$ 488,271	$ 333,355

Discontinued Operations

We segregate all of our disposed facilities that have operations that can be distinguished from the rest of the Company (generally, complete self-storage, commercial or containerized storage facilities) and will be eliminated from the ongoing operations of the Company, due to a sale or facility closure.

Net Income per Common Share

In computing net income allocated to our common shareholders, we first allocate net income to our preferred shareholders to arrive at net income allocable to our common shareholders. Net income allocated to preferred shareholders includes dividends declared (or accumulated), in addition to any excess of the cash required to redeem any preferred securities in the period over the net proceeds from the original issuance of the securities (or, if securities are redeemed for less than the original issuance proceeds, income allocated to preferred shareholders is reduced.)

The remaining net income is allocated among our regular common shares and our Equity Shares, Series A based upon the dividends declared (or accumulated) for each security in the period, combined with each security's rights to earnings (or losses) that were not distributed to shareholders.

Basic net income per share is computed using the weighted average common shares outstanding. Diluted net income per share is computed using the weighted average common shares outstanding, adjusted for the impact, if dilutive, of stock options and restricted share units outstanding (Note 10). There were no securities outstanding which would have had an anti-dilutive effect upon earnings per common share in each of the three years ended December 31, 2008.

The following table reflects the components of our earnings per share for each respective period:

	For the Year Ended December 31,		
	2008	2007	2006
Earnings Per Share:			
Net income	$ 935,176	$ 457,535	$ 314,026
Less net income allocated to preferred shareholders:			
Based on distributions paid	(239,721)	(236,757)	(214,218)
Allocation of income from (to) preferred shareholders based on redemptions of preferred shares (application of EITF Topic D-42)	33,851	-	(31,493)
Total net income allocated to preferred shareholders	(205,870)	(236,757)	(245,711)
Total net income allocable to common shareholders	$ 729,306	$ 220,778	$ 68,315
Allocation of net income to common shareholders by class:			
Net income allocable to shareholders of the Equity Shares, Series A	$ 21,199	$ 21,424	$ 21,424
Net income allocable to common shareholders	708,107	199,354	46,891
	$ 729,306	$ 220,778	$ 68,315
Weighted average common shares and equivalents outstanding:			
Basic weighted average common shares outstanding	168,250	169,342	142,760
Net effect of dilutive stock options - based on treasury stock method using average market price	633	805	955
Diluted weighted average common shares outstanding	168,883	170,147	143,715
Basic earnings per common and common equivalent share (a)	$ 4.21	$ 1.18	$ 0.33
Diluted earnings per common and common equivalent share (a)	$ 4.19	$ 1.17	$ 0.33

(a) See "Net Income per Common Share" above and the underlying discussion on Emerging Issues Task Force Topic D-42.

3. Disposition of an Interest in Shurgard Europe

On March 31, 2008, an institutional investor acquired a 51% interest in Shurgard European Holdings LLC, a newly formed Delaware limited liability company and the holding company for Shurgard Europe ("Shurgard Holdings"). Public Storage owns the remaining 49% interest and is the managing member of Shurgard Holdings. In exchange for the 51% interest in Shurgard Holdings, the investor paid Shurgard Holdings an aggregate of $613,201,000, comprised of approximately €383,200,000 ($605,627,000) received on March 31, 2008 and, on June 20, 2008, an additional €4,797,000 ($7,574,000) was received, representing the operating results (as defined) generated by Shurgard Europe during the three months ended March 31, 2008.

In connection with the disposition, the loan receivable from Shurgard Europe to Public Storage was modified (see Note 2 under "Loan Receivable from Shurgard Europe").

Based upon the provisions of Statement of Financial Accounting Standards No. 66 ("FAS 66"), we have determined that this transaction constitutes the partial disposition of an interest in Shurgard Europe that is eligible for full profit recognition. We have evaluated the governing documents, capitalization, and other risk-sharing and voting characteristics of Shurgard Holdings and determined that it does not represent a variable interest entity in accordance with the provisions of FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51" ("FIN 46R").

The provisions of Emerging Issues Task Force 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights," indicate there is a presumption that the managing member of a limited liability company controls the company, unless the other member has substantive "participating" or "kick-out" rights as those terms are defined in the accounting standard. Even though we are the managing member, based upon the terms of the governing documents of Shurgard Holdings, the institutional investor shares with us the decision-making authority with respect to a) the significant operating, capital, and investing decisions of Shurgard Europe, including the establishment of annual budgets, and b) the level of compensation of, and replacement and selection of Shurgard Europe's senior operating officers. As a result, we have concluded that the institutional investor has substantive participating rights and, accordingly, we do not control Shurgard Europe. Therefore, we have deconsolidated the operations of Shurgard Europe effective March 31, 2008.

As a result of the deconsolidation of Shurgard Europe, our investment in real estate entities increased by $588,801,000, representing our net investment in Shurgard Europe at March 31, 2008 immediately before the transaction. The following adjustments were made to our consolidated balance sheet to reflect the deconsolidation of our investment in Shurgard Europe as of March 31, 2008 (amounts in thousands):

	Total
Real estate facilities, net	$(1,693,524)
Construction in progress	(10,886)
Intangible assets	(78,135)
Cash	(34,588)
Loan receivable from Shurgard Europe	618,822
Other assets	(68,486)
Notes payable	424,995
Accrued and other liabilities	104,100
Minority interest - other partnership interests	148,901
	$(588,801)

Our net proceeds from the transaction aggregated $609,059,000, comprised of $613,201,000 paid by the institutional investor less $4,142,000 in legal, accounting, and other expenses incurred in connection with the transaction. As a result of the disposition, we recognized a gain of $306,831,000, representing the difference between the net proceeds received and the portion of our investment sold.

In addition, as a result of our disposition of this interest, a portion of the cumulative currency exchange gains we had previously recognized in Other Comprehensive Income with respect to Shurgard Europe was realized. Accordingly, we recognized a cumulative currency exchange gain of $37,854,000, representing 51% (the portion of Shurgard Europe that was sold) of the cumulative currency exchange gain previously included in Other Comprehensive Income.

The gain upon disposition of $306,831,000 and associated realized currency exchange gain totaling $37,854,000 are both included in the gain on disposition of an interest in Shurgard Europe of $344,685,000 in our consolidated statement of income for year ended December 31, 2008.

The results of operations of Shurgard Europe have been included in our consolidated statements of income for the three months ended March 31, 2008 and years ended December 31, 2007 and 2006 (since the Shurgard Merger date of August 22, 2006). Commencing April 1, 2008, our pro rata share of operations of Shurgard Europe are reflected on our consolidated income statement under equity in earnings of real estate entities. See Note 5, "Investment in Shurgard Europe" for further analysis of our earnings from Shurgard Europe for the year ended December 31, 2008.

4. Real Estate Facilities

Activity in real estate facilities during 2008, 2007 and 2006 is as follows:

	2008	2007	2006
		(Amounts in thousands)	
Operating facilities, at cost:			
Beginning balance	$ 11,658,807	$ 11,261,865	$ 5,930,484
Capital improvements	76,311	69,102	79,326
Acquisition of real estate facilities from third parties	40,092	71,258	103,544
Newly developed facilities opened for operations	93,416	156,751	161,131
Consolidation of real estate entities	-	14,604	22,459
Deconsolidation of real estate entities	-	(42,473)	-
Acquisition of interests in the other investments (Note 5)	12,840	-	-
Acquired in Shurgard Merger	-	-	4,887,507
Disposition of an interest in Shurgard Europe (Note 3)	(1,766,122)	-	-
Disposition of real estate facilities	(1,522)	(4,202)	(7,405)
Acquisition of minority interests (Note 10)	-	-	50,123
Impact of foreign exchange rate changes	93,200	131,902	34,696
Ending balance	10,207,022	11,658,807	11,261,865
Accumulated depreciation:			
Beginning balance	(2,128,225)	(1,754,362)	(1,500,128)
Depreciation expense	(347,895)	(371,665)	(255,615)
Disposition of an interest in Shurgard Europe (Note 3)	72,598	-	-
Deconsolidation of real estate entities	-	1,064	-
Disposition of real estate facilities	328	1,184	1,381
Impact of foreign exchange rate changes	(2,279)	(4,446)	-
Ending balance	(2,405,473)	(2,128,225)	(1,754,362)
Construction in process:			
Beginning balance	51,972	83,900	57,114
Current development (includes $1,998, $4,746, and $2,716 in capitalized interest for 2008, 2007, and 2006, respectively)	74,611	122,320	110,868
Newly developed facilities opened for operation	(93,416)	(156,751)	(161,131)
Acquired in Shurgard Merger	-	-	91,000
Disposition of an interest in Shurgard Europe (Note 3)	(10,886)	-	-
Write off of development costs	(2,898)	(2,120)	(10,354)
Disposition of real estate facilities	-	-	(4,970)
Impact of foreign exchange rate changes	957	4,623	1,373
Ending balance	20,340	51,972	83,900
Total real estate facilities	$ 7,821,889	$ 9,582,554	$ 9,591,403

During 2008, we completed two newly developed facilities at a total cost of $13,431,000, as well as various expansion projects at a total cost of $39,972,000 and one expansion project in London, England at a total cost of $6,550,000. During 2008, we acquired four self-storage facilities in the U.S. from third parties for an aggregate cost of $41,858,000, consisting of $31,608,000 in cash and assumed mortgage debt totaling $10,250,000. The aggregate cost was allocated $40,092,000 to real estate facilities and $1,766,000 to intangibles, based upon the estimated relative fair values of the land, buildings and intangibles.

We also acquired in 2008 the remaining interests that we did not own in three facilities previously owned by the Unconsolidated Entities for an aggregate cost of $14,099,000, consisting of $11,961,000 in cash and $2,138,000 of existing investments. The aggregate cost was allocated $12,840,000 to real estate facilities and $1,259,000 to intangibles, based upon the estimated relative fair value of the land, buildings and intangibles.

Also in the three months ended March 31, 2008, prior to its deconsolidation, Shurgard Europe completed three development projects in Europe at a total cost of $33,463,000.

During 2007, we completed three development and various expansion projects in the U.S. at a total cost of $66,676,000. Also in 2007, we completed nine development projects in Europe which in aggregate at a total cost of $90,075,000. During 2007, we acquired seven self-storage facilities in the U.S. from third parties for an aggregate cost of $72,787,000, in cash; $71,258,000 was allocated to real estate facilities and $1,529,000 was allocated to intangibles, based upon the estimated relative fair values of the land, buildings and intangibles.

Construction in process at December 31, 2008 includes the development costs relating to expansions to existing self-storage facilities. Approximately $6.8 million (unaudited) in remaining costs are expected to complete these projects.

During 2008, 2007, and 2006, we received net proceeds from partial or complete facility disposal transactions (primarily condemnation proceedings) totaling $2,227,000, $8,708,000, and $14,545,000, respectively. Aggregate gains on disposition were $1,283,000, $5,690,000, and $3,551,000 in 2008, 2007, and 2006, respectively, of which nil, $4,336,000, and $1,374,000 in such gains were included in discontinued operations. In addition, $250,000, representing the book value of assets destroyed, was included in the income statement line-item "casualty loss".

At December 31, 2008, the adjusted basis of real estate facilities for federal tax purposes was approximately $7.5 billion (unaudited).

5. Investments in Real Estate Entities

During 2008, 2007, and 2006, we recognized earnings from our investments in real estate entities of $20,391,000, $12,738,000, and $11,895,000, respectively, and received cash distributions from such investments, totaling $43,455,000, $23,606,000, and $17,699,000, respectively. During 2008, we disposed of one of the Other Investments in exchange for an other asset valued at $5,300,000, and recorded a loss of disposition of real estate investments for a total of $9,423,000.

During 2008, in addition to the impact of earnings recognized and cash distributions received, our investments in real estate entities increased by $260,919,000, net, due to (i) the deconsolidation of Shurgard Europe which increased our investment by $286,573,000 and (ii) additional investments in Shurgard Europe totaling $54,702,000, offset by decreases due to (iii) foreign currency translation adjustments totaling $63,495,000, (iv) $2,138,000 due to the acquisition of the remaining interests that we did not own in certain of the Other Investments and (v) a $14,723,000 reduction due to disposal of an investment in 2008.

The following table sets forth our investments in the real estate entities at December 31, 2008 and 2007, and our equity in earnings of real estate entities for each of the three years ended December 31, 2008 (amounts in thousands):

	Investments in Real Estate Entities at December 31,		Equity in Earnings of Real Estate Entities for the Year Ended December 31,		
	2008	2007	2008	2007	2006
PSB	$ 265,650	$ 273,717	$ 14,325	$ 10,502	$ 9,764
Shurgard Europe	264,145	-	4,134	-	-
Other Investments	14,803	33,026	1,932	2,236	2,131
Total	$ 544,598	$ 306,743	$ 20,391	$ 12,738	$ 11,895

Investment in PSB

PSB is a REIT traded on the New York Stock Exchange, which controls an operating partnership (collectively, the REIT and the operating partnership are referred to as "PSB"). At December 31, 2008, PSB owned and operated approximately 19.6 million net rentable square feet of commercial space and manages certain of our commercial space.

We have a 46% common equity interest in PSB as of December 31, 2008 comprised of our ownership of 5,418,273 shares of PSB's common stock and 7,305,355 limited partnership units in the operating partnership. The limited partnership units are convertible at our option, subject to certain conditions, on a one-for-one basis into PSB common stock. Based upon the closing price at December 31, 2008 ($44.66 per share of PSB common stock), the shares and units had a market value of approximately $568.2 million as compared to a book value of $265.7 million.

The following table sets forth selected financial information of PSB; the amounts represent 100% of PSB's balances and not our pro-rata share.

	2008	2007	2006
	(Amounts in thousands)		
For the year ended December 31,			
Total revenue	$ 284,231	$ 271,499	$ 242,839
Costs of operations and other operating expenses	(96,541)	(92,277)	(81,717)
Depreciation and amortization	(99,848)	(98,521)	(86,216)
Discontinued operations, minority interest, and other items.	(17,798)	(12,035)	(10,326)
Net income	$ 70,044	$ 68,666	$ 64,580

	2008	2007
	(Amounts in thousands)	
At December 31,		
Total assets (primarily real estate)	$ 1,469,323	$ 1,516,583
Debt and other liabilities	105,736	111,783
Equity and minority interests	1,363,587	1,404,800

Investment in Shurgard Europe

At December 31, 2008 we had a 49% equity investment in Shurgard Europe. As a result of our disposition of an interest in Shurgard Europe, we deconsolidated Shurgard Europe effective March 31, 2008 (see Note 3).

For the period of April 1, 2008 through December 31, 2008, we recorded an aggregate of $4,134,000 in equity in earnings of real estate entities with respect to our investment in Shurgard Europe. During the year ended December 31, 2008, our investment in Shurgard Europe was decreased by approximately $63,495,000 due to the impact of changes in foreign currency exchange rates, primarily between the Euro and the U.S. Dollar.

The following table sets forth selected financial information of Shurgard Europe. These amounts are based upon 100% of Shurgard Europe's balances, rather than our pro rata share and are based upon Public Storage's historical acquired book basis.

Amounts for all periods are presented, notwithstanding that Shurgard Europe was deconsolidated effective March 31, 2008. Accordingly, all amounts (net of intercompany eliminations) prior to April 1, 2008 are included in our consolidated financial statements.

	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007
	(Amounts in thousands)	
Self-storage and ancillary revenues	$ 238,842	$ 209,997
Interest and other income	1,192	704
Self-storage and ancillary cost of operations	(102,658)	(96,875)
Trademark license fee payable to Public Storage	(1,894)	-
Depreciation and amortization	(93,915)	(123,546)
General and administrative	(16,098)	(20,291)
Interest expense on third party debt	(23,937)	(22,242)
Interest expense on loan payable to Public Storage	(45,528)	(38,733)
Income (expenses) from foreign currency exchange	(4,214)	286
Discontinued operations	(131)	(1,081)
Minority interest, including $12,752 and $11,513 in depreciation and amortization expense for the years ended December 31, 2008 and 2007, respectively.	10,217	9,389
Net loss	$ (38,124)	$ (82,392)

	At December 31, 2008	At December 31, 2007
	(Amounts in thousands)	
Total assets (primarily storage facilities)	$ 1,521,172	$ 1,774,037
Total debt to third parties	362,352	384,045
Total debt to Public Storage	552,361	561,182
Other liabilities	82,247	95,444
Equity	524,212	733,366

Our equity in earnings of Shurgard Europe for the year ended December 31, 2008, totaling $4,134,000 is comprised of (i) a loss of $13,640,000, representing our share of Shurgard Europe's $27,836,000 net loss since March 31, 2008 and (ii) income of $17,161,000 and $613,000, respectively, representing our share of the interest income and trademark license fees received from Shurgard Europe since March 31, 2008 (such amounts are presented as equity in earnings of real estate entities rather than interest and other income).

Other Investments

At December 31, 2008, other investments include an aggregate common equity ownership of approximately 24% in entities that collectively own 19 self-storage facilities.

The following table sets forth certain condensed financial information (representing 100% of these entities' balances and not our pro-rata share) with respect to the 19 facilities that we have an interest in at December 31, 2008:

	2008	2007	2006
	(Amounts in thousands)		
For the year ended December 31,			
Total revenue	$ 17,154	$ 16,421	$ 15,986
Cost of operations and other expenses	(6,159)	(6,173)	(6,120)
Depreciation and amortization	(2,023)	(1,890)	(1,755)
Net income	$ 8,972	$ 8,358	$ 8,111

	2008	2007
	(Amounts in thousands)	
At December 31,		
Total assets (primarily self- storage facilities)	$ 40,168	$ 38,250
Total accrued and other liabilities	888	299
Total Partners' equity	39,280	37,951

6. Notes Payable and Line of Credit

The carrying amounts of our notes payable at December 31, 2008 and 2007 consist of the following (dollar amounts in thousands):

	December 31, 2008		December 31, 2007	
	Carrying amount	Fair value (a)	Carrying amount	Fair value (a)
Unsecured Notes Payable:				
5.875% effective and stated note rate, interest only and payable semi-annually, matures in March 2013	$ 200,000	$ 197,995	$ 200,000	$ 199,435
5.73% effective rate, 7.75% stated note rate, interest only and payable semi-annually, matures in February 2011 (carrying amount includes $7,433 of unamortized premium at December 31, 2008)	207,433	208,903	210,905	216,700
Secured Notes Payable:				
5.47% average effective rate fixed rate mortgage notes payable, secured by 90 real estate facilities with a net book value of $579,517 at December 31, 2008 and stated note rates between 4.95% and 8.75%, maturing at varying dates between January 2009 and August 2015 (carrying amount includes $5,634 of unamortized premium at December 31, 2008)	236,378	243,638	236,897	244,721
Joint Venture debt	-	-	38,081	38,081
Shurgard Europe debt	-	-	384,045	384,045
Total notes payable	$ 643,811	$ 650,536	$ 1,069,928	$ 1,082,982

(a) Fair values are determined based upon discounting the future cash flows under each respective note at an interest rate that approximates those of loans with similar credit characteristics, term to maturity, and other market data which represent significant unobservable inputs, which are "Level 3" inputs as the term is utilized in SFAS No. 157.

When assumed in connection with property or other acquisitions, notes payable are recorded at their respective estimated fair values upon acquisition, based upon discounting the future interest and principal payments using estimated market rates for debt instruments with similar terms and ratings. Any initial premium or discount, representing the difference between the stated note rate and estimated fair value on the respective date of assumption, is amortized over the remaining term of the notes using the effective interest method. During the year ended December 31, 2008, we assumed mortgage debt totaling $10,250,000 in connection with the acquisition of a real estate facility. This mortgage debt had a stated note balance of $9,776,000, and we recorded a premium, representing the differential between the fair value of the mortgage note and the stated note balance of $474,000. In addition, one of the Consolidated Entities obtained a fixed rate loan for $12,750,000 during the year ended December 31, 2008.

The Joint Venture debt represented the equity interest held by a third-party investor in a partnership which acquired existing real estate facilities from us, and because of our contractual right to acquire the interest and our intent and ability to do so, the equity interest was accounted for as in-substance debt financing. We exercised our contractual right to acquire this interest on July 21, 2008 and thereby extinguished this debt.

Shurgard Europe's debt at December 31, 2007 was comprised primarily of debt held by joint ventures in which it had a 20% equity interest. On March 31, 2008, we deconsolidated Shurgard Europe and, as a result, the related notes payable are no longer included in our consolidated balance sheet.

At December 31, 2008, we have a five-year revolving credit agreement (the "Credit Agreement") which expires on March 27, 2012, with an aggregate limit with respect to borrowings and letters of credit of $300 million. Amounts drawn on the Credit Agreement bear an annual interest rate ranging from the London Interbank Offered Rate ("LIBOR") plus 0.35% to LIBOR plus 1.00% depending on our credit ratings (LIBOR plus 0.35% at December 31, 2008). In addition, we are required to pay a quarterly facility fee ranging from 0.10% per annum to 0.25% per annum depending on our credit ratings (0.10% per annum at December 31, 2008). We had no outstanding borrowings on our Credit Agreement at December 31, 2007, December 31, 2008 or at March 2, 2009. At December 31, 2008, we had undrawn standby letters of credit, which reduce our borrowing capability with respect to our line of credit by the amount of the letters of credit, totaling $17,736,000 ($20,408,000 at December 31, 2007).

Our notes payable and our Credit Agreement each have various customary restrictive covenants, all of which have been met at December 31, 2008.

At December 31, 2008, approximate principal maturities of our notes payable are as follows (amounts in thousands):

	Unsecured Notes Payable	Mortgage Notes Payable	Total
2009	$ 3,600	$ 9,130	$ 12,730
2010	3,833	11,037	14,870
2011	200,000	27,819	227,819
2012	-	55,575	55,575
2013	200,000	64,976	264,976
Thereafter	-	67,841	67,841
	$ 407,433	$ 236,378	$ 643,811
Weighted average effective rate	5.8%	5.5%	5.7%

See Note 15, "Subsequent Events," for further information regarding our cash tender offer for our Unsecured Notes Payable.

We incurred interest expense (including interest capitalized as real estate) with respect to our notes payable, capital leases, debt to joint venture partner and line of credit aggregating $45,942,000, $68,417,000 and $35,778,000 for the years ended December 31, 2008, 2007 and 2006, respectively. These amounts were comprised of $50,977,000, $73,278,000 and $38,887,000 in cash paid for the years ended December 31, 2008, 2007 and 2006, respectively, less $5,035,000, $4,861,000 and $3,109,000 in amortization of premium, respectively.

7. Minority Interest

In consolidation, we classify ownership interests in the net assets of each of the Consolidated Entities, other than our own, as minority interest in the consolidated financial statements. Minority interest in income consists of the minority interests' share of the operating results of the Consolidated Entities.

The following table sets forth our minority interests at December 31, 2008 and 2007, as well as the income allocated to minority interests for the three years ended December 31, 2008:

	Minority interest at		Minority interest in income for the year ended		
Description of Minority Interest	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007	December 31, 2006
			(Amounts in thousands)		
Preferred partnership interests.........	$ 325,000	$ 325,000	$ 21,612	$ 21,612	$ 19,055
Shurgard Europe's Joint Ventures...	-	140,385	(2,142)	(9,389)	(3,631)
PS Officers' European Investment..	-	3,520	(111)	(196)	-
Other Minority Interests	39,417	37,783	19,337	17,516	16,459
Total Minority Interests..................	$ 364,417	$ 506,688	$ 38,696	$ 29,543	$ 31,883

Distributions paid to minority interests for the years ended December 31, 2008, 2007 and 2006 were $39,328,000, $41,659,000 and $35,355,000, respectively. In addition to the impact of income recognized and distributions paid, minority interests increased $7,249,000, $9,740,000 and $3,905,000 as a result of the impact of foreign currency translation in the years ended December 31, 2008, 2007 and 2006, respectively.

Preferred Partnership Interests

At December 31, 2008 and 2007, our preferred partnership units outstanding were comprised of 8,000,000 units of our 6.400% Series NN ($200,000,000 carrying amount, redeemable March 17, 2010), 1,000,000 units of our 6.250% Series Z ($25,000,000 carrying amount, redeemable October 12, 2009), and 4,000,000 units of our 7.250% Series J ($100,000,000 carrying amount, redeemable May 9, 2011).

Subject to certain conditions, the Series NN preferred units are convertible into our 6.40% Series NN Cumulative Preferred Shares of beneficial interest, the Series Z preferred units are convertible into our 6.25% Series Z Cumulative Preferred Shares of beneficial interest and the Series J preferred units are convertible into our 7.25% Series J Cumulative Preferred Shares of beneficial interest.

The holders of the Series Z preferred partnership units have a one-time option exercisable on October 12, 2009 to require us to redeem their units for $25,000,000 in cash, plus any unpaid distribution.

Shurgard Europe's Joint Ventures

Shurgard Europe has a 20% equity interest in two joint venture entities which developed self-storage facilities in Europe, and which we determined to be VIE's, with Shurgard Europe as the primary beneficiary. The remaining 80% equity interest in these entities is owned by an unaffiliated investor. On March 31, 2008, Shurgard Europe was deconsolidated (see Note 3), reducing these minority interests by $145,492,000 at March 31, 2008. See Note 5 under "Investment in Shurgard Europe" for further historical information regarding Shurgard Europe, including historical income allocated to these minority interests.

PS Officers' Europe Investment

In 2007, we sold an approximately 0.6% common equity interest in Shurgard Europe to various officers of the Company (the "PS Officers"), other than our chief executive officer. The aggregate sales price was $4,909,000 and was based upon the pro rata net asset value computed using, among other sources, information provided by an independent third party appraisal firm of the net asset value of Shurgard Europe as of March 31, 2007. In connection with the sale, we recorded a gain of $1,194,000 during 2007, representing the excess of the sales proceeds over the book value of the interests sold. For periods commencing from the sale of the interest through March 31, 2008, the PS Officers' pro rata share of the earnings of Shurgard Europe are reflected in minority interest in income.

As described in Note 3, on March 31, 2008, we deconsolidated Shurgard Europe and, as a result, minority interest was reduced by $3,409,000 with respect to the PS Officers' investment. See Note 5 under "Investment in Shurgard Europe" for further historical information regarding Shurgard Europe.

Other Minority Interests

At December 31, 2008, the Other Minority Interests consist of interests that we do not own in 33 entities (generally partnerships) that own in aggregate 177 self-storage facilities.

We estimate the fair value of the Other Minority Interests of $240 million at December 31, 2008, based upon our estimate of the fair value of the underlying net assets (principally real estate assets), applying the related liquidation provisions of the related partnership agreements.

8. Shareholders' Equity

Cumulative Preferred Shares

At December 31, 2008 and 2007, we had the following series of Cumulative Preferred Shares of beneficial interest outstanding:

Series	Earliest Redemption Date	Dividend Rate	At December 31, 2008 Shares Outstanding	At December 31, 2008 Liquidation Preference	At December 31, 2007 Shares Outstanding	At December 31, 2007 Liquidation Preference
				(Dollar amounts in thousands)		
Series V	9/30/07	7.500%	6,900	$ 172,500	6,900	$ 172,500
Series W	10/6/08	6.500%	5,300	132,500	5,300	132,500
Series X	11/13/08	6.450%	4,800	120,000	4,800	120,000
Series Y	1/2/09	6.850%	750,900	18,772	1,600,000	40,000
Series Z	3/5/09	6.250%	4,500	112,500	4,500	112,500
Series A	3/31/09	6.125%	4,600	115,000	4,600	115,000
Series B	6/30/09	7.125%	4,350	108,750	4,350	108,750
Series C	9/13/09	6.600%	4,600	115,000	4,600	115,000
Series D	2/28/10	6.180%	5,400	135,000	5,400	135,000
Series E	4/27/10	6.750%	5,650	141,250	5,650	141,250
Series F	8/23/10	6.450%	10,000	250,000	10,000	250,000
Series G	12/12/10	7.000%	4,000	100,000	4,000	100,000
Series H	1/19/11	6.950%	4,200	105,000	4,200	105,000
Series I	5/3/11	7.250%	20,700	517,500	20,700	517,500
Series K	8/8/11	7.250%	16,990	424,756	18,400	460,000
Series L	10/20/11	6.750%	8,267	206,665	9,200	230,000
Series M	1/9/12	6.625%	19,065	476,634	20,000	500,000
Series N	7/2/12	7.000%	6,900	172,500	6,900	172,500
Total Cumulative Preferred Shares			887,122	$ 3,424,327	1,739,500	$ 3,527,500

The holders of our Cumulative Preferred Shares have general preference rights with respect to liquidation and quarterly distributions. Holders of the preferred shares, except under certain conditions and as noted below, will not be entitled to vote on most matters. In the event of a cumulative arrearage equal to six quarterly dividends or failure to maintain a Debt Ratio (as defined) of 50% or less, holders of all outstanding series of preferred shares (voting as a single class without regard to series) will have the right to elect two additional members to serve on our Board of Trustees until events of default have been cured. At December 31, 2008, there were no dividends in arrears.

Except under certain conditions relating to the Company's qualification as a REIT, the Cumulative Preferred Shares are not redeemable prior the dates indicated on the table above. On or after the respective dates, each of the series of Cumulative Preferred Shares will be redeemable, at the option of the Company, in whole or in part, at $25.00 per share (or depositary shares as the case may be), plus accrued and unpaid dividends. Holders of the Cumulative Preferred Shares do not have the right to require the Company to redeem such shares.

Upon issuance of our Cumulative Preferred Shares of beneficial interest, we classify the liquidation value as preferred equity on our consolidated balance sheet with any issuance costs recorded as a reduction to paid-in capital.

During November and December 2008, we repurchased certain of our Cumulative Preferred Shares in privately negotiated transactions as follows: Series Y – 849,100 Preferred Shares at a total cost of $14,091,000, Series K – 1,409,756 depositary shares, each representing 1/1,000 of a share of our Cumulative Preferred Shares at a total cost of $23,786,000, Series L – 933,400 depositary shares, each representing 1/1,000 of a share of our Cumulative Preferred Shares at a total cost of $14,626,000 and Series M – 934,647 depositary shares, each representing 1/1,000 of a share of our Cumulative Preferred Shares at a total cost of $14,375,000. The carrying value of the shares repurchased totaled

$100.8 million ($103.2 million liquidation preference less $2.4 million of original issuance costs) exceeded the aggregate repurchase cost of $66.9 million by approximately $33.9 million. For purposes of determining net income per share, income allocated to our preferred shareholders was reduced by the $33.9 million.

During 2007, we issued two series of Cumulative Preferred Shares: Series M – issued January 9, 2007, net proceeds totaling $484,767,000 and Series N – issued July 2, 2007, net proceeds totaling $167,125,000.

During 2006, we issued four series of Cumulative Preferred Shares: Series H – issued January 19, 2006, net proceeds totaling $101,492,000, Series I – issued May 3, 2006, net proceeds totaling $501,601,000, Series K – issued August 8, 2006, net proceeds totaling $445,852,000 and Series L – issued October 20, 2006, net proceeds totaling $223,623,000.

During 2006, we redeemed our Series R and Series S Cumulative Preferred Shares at par value plus accrued dividends. In December 2006, we called for redemption our Series T and Series U Cumulative Preferred Shares, at par. The aggregated redemption value of $302,150,000 of these two series was classified as a liability at December 31, 2006 and repaid in January 2007.

Equity Shares, Series A

At December 31, 2008, we had 8,377,193 of depositary shares outstanding, (8,744,193 at December 31, 2007), each representing 1/1,000 of an Equity Share, Series A. During November 2008, we repurchased a total of 367,000 of our Equity Shares, Series A for an aggregate of approximately $7.7 million. The Equity Shares, Series A rank on parity with our common shares and junior to the Cumulative Preferred Shares with respect to general preference rights and have a liquidation amount which cannot exceed $24.50 per share. Distributions with respect to each depositary share shall be the lesser of: (i) five times the per share dividend on our common shares or (ii) $2.45 per annum. We have no obligation to pay distributions on the depositary shares if no distributions are paid to common shareholders.

Except in order to preserve the Company's Federal income tax status as a REIT, we may not redeem the depositary shares representing the Equity Shares, Series A before March 31, 2010. On or after March 31, 2010, we may, at our option, redeem the depositary shares at $24.50 per depositary share. If the Company fails to preserve its Federal income tax status as a REIT, each of the depositary shares will be convertible at the option of the shareholder into .956 common shares. The depositary shares are otherwise not convertible into common shares. Holders of depositary shares vote as a single class with holders of our common shares on shareholder matters, but the depositary shares have the equivalent of one-tenth of a vote per depositary share.

Common Shares

<u>Common Shares</u>

During 2008, 2007 and 2006, activity with respect to our common shares was as follows:

	2008		2007		2006	
	Shares	Amount	Shares	Amount	Shares	Amount
			(Dollar amounts in thousands)			
Employee stock-based compensation (Note 10)	377,453	$ 10,890	278,008	$ 8,457	2,135,761	$ 85,369
Merger with Shurgard:						
Issuance of common shares	-	-	-	-	38,913,187	3,116,850
Conversion of stock options.......	-	-	-	-	-	69,296
Conversion of partnership units.......	-	-	-	-	5,956	155
Repurchases of common shares	(1,520,196)	(111,903)	-	-	-	-
	(1,142,743)	$ (101,013)	278,008	$ 8,457	41,054,904	$ 3,271,670

Our Board of Trustees previously authorized the repurchase from time to time of up to 25,000,000 of our common shares on the open market or in privately negotiated transactions. On May 8, 2008, such authorization was increased to 35,000,000 common shares. During the year ended December 31, 2008, we repurchased a total of 1,520,196 of our common shares for an aggregate of approximately $111.9 million. Through December 31, 2008, we have repurchased a total of 23,721,916 of our common shares pursuant to this authorization.

At December 31, 2008 and 2007, we had 3,027,544 and 2,298,242 of common shares reserved in connection with our share-based incentive plans, respectively, (see Note 10) and 231,978 shares reserved for the conversion of Convertible Partnership Units, respectively.

Dividends

The unaudited characterization of dividends for Federal income tax purposes is made based upon earnings and profits of the Company, as defined by the Internal Revenue Code. Common share dividends totaled $472.8 million ($2.80 per share), $340.0 million ($2.00 per share), and $298.2 million ($2.00 per share), for the years ended December 31, 2008, 2007, and 2006, respectively. Equity Shares, Series A dividends totaled $21.2 million ($2.45 per share), $21.4 million ($2.45 per share), and $21.4 million ($2.45 per share), for the years ended December 31, 2008, 2007, and 2006, respectively. Preferred share dividends pay fixed rates from 6.125% to 7.500% with a total liquidation amount of $3,424,327,000 at December 31, 2008 ($3,527,500,000 at December 31, 2007) and dividends aggregating $239.7 million, $236.8 million and $214.2 million for the years ended December 31, 2008, 2007 and 2006, respectively.

For the tax year ended December 31, 2008, distributions for the common shares, Equity Shares, Series A, and all the various series of preferred shares were classified as follows:

	2008 (unaudited)			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income	99.97%	99.65%	99.83%	100.00%
Long-Term Capital Gain	0.03%	0.35%	0.17%	0.00%
Total	100.00%	100.00%	100.00%	100.00%

The ordinary income dividends distributed for the tax year ended December 31, 2008 do not constitute qualified dividend income.

9. Related Party Transactions

Mr. Hughes, the Company's Chairman of the Board of Trustees and his family (collectively the "Hughes Family") have ownership interests in, and operate approximately 49 self-storage facilities in Canada using the "Public Storage" brand name ("PS Canada") pursuant to a royalty-free trademark license agreement with the Company. We currently do not own any interests in these facilities nor do we own any facilities in Canada. The Hughes Family owns approximately 21% of our common shares outstanding at December 31, 2008. We have a right of first refusal to acquire the stock or assets of the corporation that manages the 49 self-storage facilities in Canada, if the Hughes Family or the corporation agrees to sell them. However, we have no interest in the operations of this corporation, we have no right to acquire this stock or assets unless the Hughes Family decides to sell and we receive no benefit from the profits and increases in value of the Canadian self-storage facilities.

We reinsure risks relating to loss of goods stored by tenants in the self-storage facilities in Canada. During the years ended December 31, 2008, 2007 and 2006, we received $768,000, $906,000 and $989,000, respectively, in reinsurance premiums attributable to the Canadian facilities. Since our right to provide tenant reinsurance to the Canadian facilities may be qualified, there is no assurance that these premiums will continue.

The Company and Mr. Hughes are co-general partners in certain consolidated partnerships and affiliated partnerships of the Company that are not consolidated. The Hughes Family owns 47.9% of the voting stock and the Company holds 46% of the voting and 100% of the nonvoting stock (representing substantially all the economic interest) of a private REIT. The private REIT owns limited partnership interests in five affiliated partnerships. The Hughes Family also owns limited partnership interests in certain of these partnerships and holds securities in PSB. PS Canada holds approximately a 2.4% interest in Stor-RE, a consolidated entity that provides liability and casualty insurance for PS Canada, the Company and certain affiliates of the Company, for occurrences prior to April 1, 2004 as described below. The Company and the Hughes Family receive distributions from these entities in accordance with the terms of the partnership agreements or other organizational documents.

From time to time, the Company and the Hughes Family have acquired limited partnership units from limited partners of the Company's consolidated partnerships. In connection with the acquisition in 1998 and 1999 of a total of 638 limited partnership units by Tamara Hughes Gustavson and H-G Family Corp., a company owned by Hughes Family members, the Company was granted an option to acquire the limited partnership units acquired at cost, plus expenses. During the fourth quarter of 2008, the Company exercised its option to acquire the units for a total purchase price of approximately $239,000. The transaction was approved by the independent members of the Board of Trustees after considering that the value of the units had appreciated significantly since 1998 and 1999 and that the exercise price for the Company was substantially below the prices paid to acquire similar limited partner units in third party transactions. The acquisition was effective January 1, 2009.

10. Share-Based Compensation

Stock Options

We have various stock option plans (collectively referred to as the "PS Plans"). Under the PS Plans, non-qualified options have been granted to certain trustees, officers and key employees to purchase common shares at an exercise price equal to the fair value of the common shares at the date of grant. Fair value, as denoted below, is based upon the closing market price of our common shares on the relevant date. Stock options vest generally over a five-year period and expire ten years after issuance. The PS Plans also provide for the grant of restricted share units to officers, key employees and service providers on terms determined by an authorized committee of our Board.

We recognize compensation expense for stock option grants based upon their fair value on the date of grant amortized over the applicable vesting period, net of estimates for future forfeitures. The fair value of the stock options is determined utilizing the Black-Scholes option pricing model. This pricing model utilizes several assumptions, including the estimated life of the stock options, the average risk-free rate, the expected dividend yield, and expected volatility, all of which are disclosed in the table below.

Outstanding stock options are included on a one-for-one basis in our diluted weighted average shares, less a reduction for the treasury stock method, to the extent dilutive with respect to each grant, applied to a) the average cumulative measured but unrecognized compensation expense during the period and b) the strike price proceeds expected from the employee upon exercise.

The stock options outstanding at December 31, 2008 have an aggregate intrinsic value of approximately $25,692,000, and remaining average contractual lives of approximately seven years. The aggregate intrinsic value of exercisable stock options at December 31, 2008 amounted to approximately $23,028,000. Intrinsic value includes only those stock options whose exercise price is less than the fair value.

Additional information with respect to stock options during 2008, 2007 and 2006 is as follows:

	2008		2007		2006	
	Number of Options	Weighted Average Exercise Price Per Share	Number of Options	Weighted Average Exercise Price Per Share	Number of Options	Weighted Average Exercise Price Per Share
Options outstanding January 1	1,689,474	$60.72	1,602,934	$52.08	1,423,146	$41.46
Granted	1,025,000	83.71	323,333	91.64	2,208,328	49.67
Exercised	(292,309)	36.97	(200,793)	40.58	(2,026,540)	41.99
Cancelled	(24,833)	62.21	(36,000)	53.67	(2,000)	52.98
Options outstanding December 31	2,397,332	$73.42	1,689,474	$60.72	1,602,934	$52.08
Options exercisable at December 31	889,905	$55.49	911,709	$45.60	856,993	$38.96

	2008	2007	2006
Aggregate options outstanding at period end:			
With exercise price less than $45	270,925	491,320	606,275
With exercise price from $45 to $65..	388,319	447,916	514,024
With exercise price higher than $65...	1,738,088	750,238	482,635
Range of exercise prices	$22.94 to $97.47	$22.94 to $97.47	$22.94 to $96.61
Stock option expense for the year (in 000's)	$3,038	$1,347	$1,173
Aggregate intrinsic value of options exercised during the year (in 000's)	$14,183	$11,326	$10,791
Assumptions used in valuing options with the Black-Scholes method:			
Expected life of options in years, based upon historical experience....	5	5	5
Risk-free interest rate	2.8%	4.6%	4.6%
Expected volatility, based upon historical volatility	0.225	0.228	0.227
Expected dividend yield................	7.0%	7.0%	7.0%
Average estimated value of options granted during the year...........................	$7.21	$9.46	$9.72

Restricted Share Units

Outstanding restricted share units vest ratably over a five or eight-year period from the date of grant. The employee receives additional compensation equal to the per-share dividends received by common shareholders with respect to restricted share units outstanding. Such compensation is accounted for as dividends paid. Any dividends paid on units which are subsequently forfeited are expensed. Upon vesting, the employee receives common shares equal to the number of vested restricted share units in exchange for the units.

The total value of each restricted share unit grant, based upon the market price of our common shares at the date of grant, is amortized over the related service periods, net of estimates for future forfeitures, as compensation expense. The related employer portion of payroll taxes is expensed as incurred. Cash paid to holders upon vesting in lieu of the issuance of common shares, all of which are for the unitholder to meet their statutory tax payment requirement, is charged against paid in capital.

Outstanding restricted share units are included on a one-for-one basis in our diluted weighted average shares, less a reduction for the treasury stock method applied to the average cumulative measured but unrecognized compensation expense during the period.

The fair value of restricted share units outstanding at December 31, 2008 was approximately $51,102,000 and had a grant-date aggregate fair market value of approximately $53,132,000. This $53,132,000, net of expected forfeitures, is expected to be recognized as compensation expense over approximately the next four years. The following table sets forth relevant information with respect to restricted shares (dollar amounts in thousands):

	2008		2007		2006	
	Number Of Restricted Share Units	Grant Date Aggregate Fair Value	Number Of Restricted Share Units	Grant Date Aggregate Fair Value	Number Of Restricted Share Units	Grant Date Aggregate Fair Value
Restricted Share Units outstanding January 1	608,768	$48,578	616,470	$43,421	299,830	$14,922
Granted	234,975	19,070	187,925	18,860	419,170	33,861
Vested	(129,399)	(8,576)	(112,684)	(6,871)	(71,160)	(3,438)
Forfeited	(84,132)	(5,940)	(82,943)	(6,832)	(31,370)	(1,924)
Restricted Share Units outstanding December 31	630,212	$53,132	608,768	$48,578	616,470	$43,421
For vestings occurring during the year:						
Vesting date fair value of vested shares	$10,307		$10,192		$5,918	
Cash paid in lieu of common shares issued	$3,591		$3,317		$3,105	
Common shares issued upon vesting	85,144		77,215		47,159	
Restricted Share Unit expense for the year	$9,553		$7,164		$5,136	

11. Segment Information

Description of Each Reportable Segment

Our reportable segments reflect significant operating activities that are evaluated separately by management, comprised of the following segments which are organized based upon their operating characteristics.

Our self-storage segment comprises the direct ownership, development, and operation of traditional self-storage facilities in the U.S., and the ownership of equity interests in entities that own self-storage facilities in the U.S., and our interest in the operations of a facility in London, England. Our Shurgard Europe segment comprises our interest in the self-storage and associated activities owned by Shurgard Europe. See also Note 3 for a discussion of the disposition of an interest in, and deconsolidation of, Shurgard Europe effective March 31, 2008.

Our ancillary segment includes (i) the reinsurance of policies against losses to goods stored by tenants in our self-storage facilities, (ii) retail operations, comprised of merchandise sales and truck rental operations, and (iii) other ancillary operations, such as commercial property operations, containerized storage, and management of facilities for third parties and facilities owned by the Unconsolidated Entities.

Measurement of Segment Income (Loss) and Segment Assets – Self-Storage and Ancillary

The self-storage and ancillary segments are evaluated by management based upon the net segment income of each segment. Net segment income represents net income in conformity with GAAP and our significant accounting policies as denoted in Note 2, before interest and other income, interest expense, and corporate general and administrative expense. Interest and other income, interest expense, corporate general and administrative expense, minority interest in income and gains and losses on sales of real estate assets are not allocated to these segments because management does not utilize them to evaluate the results of operations of each segment. In addition, there is no presentation of segment assets for these other segments because total assets are not considered in the evaluation of these segments.

Measurement of Segment Income (Loss) and Segment Assets – Shurgard Europe

Shurgard Europe's operations are primarily independent of our other segments, with a separate management team that makes the financing, capital allocation, and other significant decisions. As a result, this segment is evaluated by management as a stand-alone business unit. The Shurgard Europe segment presentation includes all of the revenues, expenses, and operations of this business unit to the extent consolidated in our financial statements, and for periods following the deconsolidation of Shurgard Europe, the presentation below includes our equity share of Shurgard Europe's operations, the interest and other income received from Shurgard Europe, as well as specific general and administrative expense, disposition gains, and foreign currency exchange gains and losses that management considers in evaluating our investment in Shurgard Europe. At December 31, 2007, assets of Shurgard Europe include real estate with a book value of approximately $1.6 billion, intangible assets with a book value of approximately $87 million, and other assets with a book value of approximately $57 million. At December 31, 2007, liabilities of Shurgard Europe include loans payable to us of $561 million, third party debt of $384 million, and accrued and other liabilities of $95 million. At December 31, 2008, our consolidated balance sheet includes an investment in Shurgard Europe with a book value of $264.1 million and a loan receivable from Shurgard Europe totaling €391.9 million ($552.4 million).

Presentation of Segment Information

The following table reconciles the performance of each segment, in terms of segment income, to our consolidated net income (amounts in thousands):

For the year ended December 31, 2008

	Self-Storage	Shurgard Europe	Ancillary	Other Items Not Allocated to Segments	Total Consolidated
			(Amounts in thousands)		
Revenues:					
Self-storage rental income	$ 1,526,577	$ 54,722	$ -	$ -	$ 1,581,299
Ancillary operating revenue	-	4,913	123,240	-	128,153
Interest and other income	-	18,496	-	17,659	36,155
	1,526,577	78,131	123,240	17,659	1,745,607
Expenses:					
Cost of operations (excluding depreciation and amortization below):					
Self-storage facilities	495,422	24,654	-	-	520,076
Ancillary operations	-	1,409	59,092	-	60,501
Depreciation and amortization	387,438	23,186	3,564	-	414,188
General and administrative	-	30,044	-	32,765	62,809
Interest expense	-	6,597	-	37,347	43,944
	882,860	85,890	62,656	70,112	1,101,518
Income (loss) from continuing operations before equity in earnings of real estate entities, gain on disposition of an interest in Shurgard Europe, loss on disposition of other real estate investments, casualty loss, foreign currency exchange loss and minority interest in (income) loss	643,717	(7,759)	60,584	(52,453)	644,089
Equity in earnings of real estate entities	1,932	4,134	14,325	-	20,391
Gain on disposition of an interest in Shurgard Europe	-	344,685	-	-	344,685
Loss on disposition of other real estate investments	-	-	-	(8,140)	(8,140)
Casualty loss	-	-	-	(525)	(525)
Foreign currency exchange loss	-	(25,362)	-	-	(25,362)
Minority interest in (income) loss	(19,226)	2,142	-	(21,612)	(38,696)
Income (loss) from continuing operations	626,423	317,840	74,909	(82,730)	936,442
Discontinued operations	-	-	-	(1,266)	(1,266)
Net income (loss)	$ 626,423	$ 317,840	$ 74,909	$ (83,996)	$ 935,176

For the year ended December 31, 2007

	Self-Storage	Shurgard Europe	Ancillary	Other Items Not Allocated to Segments	Total Consolidated
			(Amounts in thousands)		
Revenues:					
Self-storage rental income	$ 1,469,947	$ 192,507	$ -	$ -	$ 1,662,454
Ancillary operating revenue	-	17,490	123,138	-	140,628
Interest and other income	-	704	-	10,713	11,417
	1,469,947	210,701	123,138	10,713	1,814,499
Expenses:					
Cost of operations (excluding depreciation and amortization below):					
Self-storage facilities	488,538	91,689	-	-	580,227
Ancillary operations	-	5,186	72,330	-	77,516
Depreciation and amortization	495,558	123,546	3,296	-	622,400
General and administrative	-	20,291	-	39,458	59,749
Interest expense	-	22,242	-	41,429	63,671
	984,096	262,954	75,626	80,887	1,403,563
Income (loss) from continuing operations before equity in earnings of real estate entities, gain on disposition of other real estate investments, casualty gain, foreign currency exchange gain and minority interest in (income) loss	485,851	(52,253)	47,512	(70,174)	410,936
Equity in earnings of real estate entities	2,236	-	10,502	-	12,738
Gain on disposition of other real estate investments	-	-	-	2,547	2,547
Casualty gain	2,665	-	-	-	2,665
Foreign currency exchange gain	-	58,444	-	-	58,444
Minority interest in (income) loss	(17,320)	9,389	-	(21,612)	(29,543)
Income (loss) from continuing operations	473,432	15,580	58,014	(89,239)	457,787
Discontinued operations	-	(1,081)	-	829	(252)
Net income (loss)	$ 473,432	$ 14,499	$ 58,014	$ (88,410)	$ 457,535

For the year ended December 31, 2006

	Self-Storage	Shurgard Europe	Ancillary	Other Items Not Allocated to Segments	Total Consolidated
			(Amounts in thousands)		
Revenues:					
Self-storage rental income	$ 1,180,989	$ 58,708	$ -	$ -	$ 1,239,697
Ancillary operating revenue	-	5,067	102,503	-	107,570
Interest and other income	-	308	-	31,491	31,799
	1,180,989	64,083	102,503	31,491	1,379,066
Expenses:					
Cost of operations (excluding depreciation and amortization below):					
Self-storage facilities	398,976	29,934	-	-	428,910
Ancillary operations	-	2,197	65,150	-	67,347
Depreciation and amortization	375,940	58,426	3,189	-	437,555
General and administrative	-	10,241	-	74,420	84,661
Interest expense	-	13,109	-	19,953	33,062
	774,916	113,907	68,339	94,373	1,051,535
Income (loss) from continuing operations before equity in earnings of real estate entities, gain on disposition of other real estate investments, foreign currency exchange gain and minority interest in (income) loss	406,073	(49,824)	34,164	(62,882)	327,531
Equity in earnings of real estate entities	2,131	-	-	9,764	11,895
Gain on disposition of other real estate investments	-	-	-	2,177	2,177
Foreign currency exchange gain	-	4,262	-	-	4,262
Minority interest in (income) loss	(16,459)	3,631	-	(19,055)	(31,883)
Income (loss) from continuing operations	391,745	(41,931)	34,164	(69,996)	313,982
Cumulative effect of a change in accounting principle	-	-	-	578	578
Discontinued operations	-	(313)	-	(221)	(534)
Net income (loss)	$ 391,745	$ (42,244)	$ 34,164	$ (69,639)	$ 314,026

12. Recent Accounting Pronouncements and Guidance

Business Combinations

In December 2007, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 141(R) and requires the acquiring entity in a business combination to measure the assets acquired, liabilities assumed (including contingencies) and any noncontrolling interests at their fair values on the acquisition date. The statement also requires that acquisition-related transaction costs be expensed as incurred and acquired research and development value be capitalized. In addition, acquisition-related restructuring costs are to be capitalized only if they meet certain criteria. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. The application of SFAS No.141(R) would have an impact on our results of operations and financial position beginning January 1, 2009 to the extent that we enter into any business combinations in the future.

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, *"Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51"* (or SFAS No. 160). SFAS No. 160 requires the classification of noncontrolling interests (formerly, minority interests) as a component of equity. In addition, net income will include the total income of all consolidated subsidiaries with the attribution of earnings and other comprehensive income between controlling and noncontrolling interests reported as a separate disclosure on the face of the consolidated income statement. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 160 also addresses accounting and reporting for a change in control of a subsidiary. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, and is required to be adopted prospectively, except for the presentation and disclosure requirements, which are required to be adopted retrospectively. We are currently evaluating the impact of the application of SFAS No. 160 on our results of operations and financial position, and expect that this will increase our equity, and decrease minority interests, $364,417,000 at December 31, 2008, with similar adjustments to be reflected for 2007.

13. Commitments and Contingencies

Brinkley v. Public Storage, Inc. (filed April 2005) (Superior Court of California – Los Angeles County)

The plaintiff sued the Company on behalf of a purported class of California non-exempt employees based on various California wage and hour laws and seeking monetary damages and injunctive relief. In May 2006, a motion for class certification was filed seeking to certify five subclasses. Plaintiff sought certification for alleged meal period violations, rest period violations, failure to pay for travel time, failure to pay for mileage reimbursement, and for wage statement violations. In October 2006, the Court declined to certify three out of the five subclasses. The Court did, however, certify subclasses based on alleged meal period and wage statement violations. Subsequently, the Company filed a motion for summary judgment seeking to dismiss the matter in its entirety. On June 22, 2007, the Court granted the Company's summary judgment motion as to the causes of action relating to the subclasses certified and dismissed those claims. The only surviving claims are those relating to the named plaintiff. The plaintiff has filed an appeal to the Court's June 22, 2007 summary judgment ruling. On October 28, 2008, the Court of Appeals sustained the trial court's ruling. The plaintiff filed a petition for review with the California Supreme Court, which was granted but further action in this matter was deferred pending consideration and disposition of a related issue in *Brinker Restaurant Corp. v. Superior Court* which is currently pending before the California Supreme Court.

European Joint Venture Arbitration Proceeding

Shurgard Europe holds a 20% interest in each of two joint ventures in Europe, First Shurgard and Second Shurgard, that collectively own 72 self-storage properties in Europe. On August 24, 2006, the Company, through its affiliate, Shurgard Europe, served an exit notice on the European joint venture partners informing them of its intention to purchase their interests in First Shurgard and Second Shurgard pursuant to an early exit procedure that the Company believes is provided for in the respective joint venture agreements. The exit notice offered to pay the joint venture partners an amount for their interests in accordance with the provisions of the joint venture agreements. The joint venture partners contested whether the Company has the right to purchase its interests under the early exit procedures of the joint venture agreements. On January 17, 2007, Shurgard Europe filed an arbitration request with the International Chamber of Commerce to compel arbitration of the matter. The arbitration proceedings occurred from June 30, 2008 through July 3, 2008.

The arbitration panel recently issued a ruling concluding that Shurgard Europe did not have the right to start the exit procedures under the early exit provision of joint venture agreements. However, the panel held that Shurgard Europe did not act unreasonably in raising a genuine issue and ruled that each party is to bear its own costs. The arbitration panel's decision does not affect Shurgard Europe's ability to exit the joint ventures in accordance with the ordinary (as compared to the "early") exit provisions of the joint venture agreements if market and other conditions make a termination of one or both of the joint ventures advisable. The ordinary exit procedure is currently exercisable for First Shurgard and will be exercisable in May 2009 for Second Shurgard.

Other Items

We are a party to various claims, complaints, and other legal actions that have arisen in the normal course of business from time to time that are not described above. We believe that it is unlikely that the outcome of these other pending legal proceedings including employment and tenant claims, in the aggregate, will have a material adverse impact upon our operations or financial position.

Insurance and Loss Exposure

We have historically carried customary property, earthquake, general liability and workers compensation coverage through internationally recognized insurance carriers, subject to customary levels of deductibles. The aggregate limits on these policies of $75 million for property coverage and $102 million for general liability are higher than estimates of maximum probable loss that could occur from individual catastrophic events determined in recent engineering and actuarial studies; however, in case of multiple catastrophic events, these limits could be exhausted.

Our tenant insurance program reinsures a program that provides insurance to certificate holders against claims for property losses due to specific named perils (earthquakes and floods are not covered by these policies) to goods stored by tenants at our self-storage facilities for individual limits up to a maximum of $5,000. We have third-party insurance coverage for claims paid exceeding $1,000,000 resulting from any one individual event, to a limit of $25,000,000. At December 31, 2008, there were approximately 548,000 certificate holders participating in this program in the U.S. representing aggregate coverage of approximately $1.2 billion. We rely on a third-party insurance company to provide the insurance and are subject to licensing requirements and regulations in several states. No assurance can be given that this activity can continue to be conducted in any given jurisdiction.

Operating Lease Obligations

We lease trucks, land, equipment and office space. At December 31, 2008, the future minimum rental payments required under our operating leases for the years ending December 31, are as follows (amounts in thousands):

2009	$ 10,466
2010	7,296
2011	6,271
2012	5,854
2013	5,583
Thereafter	78,238
	$ 113,708

Expenses under operating leases were approximately $11.4 million, $14.7 million and $9.8 million for each of the three years ended December 31, 2008, respectively. Certain of our land leases include escalation clauses, and we recognize related lease expenses on a straight-line basis.

14. Supplementary Quarterly Financial Data (unaudited)

	Three Months Ended			
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
	(Amounts in thousands, except per share data)			
Revenues (a)	$ 462,764	$ 424,138	$ 436,890	$ 421,815
Cost of operations (excluding depreciation expense) (a)	$ 205,786	$ 189,237	$ 149,647	$ 142,660
Depreciation expense	$ 122,486	$ 95,383	$ 92,031	$ 104,288
Gain on disposition of an interest in Shurgard Europe (b)	$ 344,685	$ -	$ -	$ -
Income from continuing operations (b)	$ 515,278	$ 133,914	$ 138,246	$ 149,004
Net income (b)	$ 515,162	$ 133,813	$ 137,331	$ 148,870
Per Common Share (Note 2):				
Net income - Basic	$ 2.67	$ 0.41	$ 0.43	$ 0.71
Net income - Diluted	$ 2.66	$ 0.40	$ 0.42	$ 0.71

	Three Months Ended			
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
	(Amounts in thousands, except per share data)			
Revenues (a)	$ 433,558	$ 448,189	$ 468,220	$ 464,532
Cost of operations (excluding depreciation expense) (a)	$ 201,325	$ 207,661	$ 192,193	$ 179,984
Depreciation expense	$ 176,366	$ 167,510	$ 147,741	$ 130,783
Income from continuing operations	$ 61,004	$ 77,838	$ 153,999	$ 164,946
Net income	$ 59,778	$ 77,104	$ 152,766	$ 167,887
Per Common Share (Note 2):				
Net income (loss) - Basic	$ (0.03)	$ 0.09	$ 0.51	$ 0.60
Net income (loss) - Diluted	$ (0.03)	$ 0.08	$ 0.51	$ 0.60

(a) Revenues and cost of operations as presented in this table differ from the revenue and cost of operations as presented in our quarterly reports due to the impact of discontinued operations accounting as described in Note 2.

(b) Gain on disposition of an interest in Shurgard Europe, income from continuing operations, net income, and net income per common share differ from the amounts previously presented in our March 31, 2008 financial statements. We recorded a $2,820,000 increase to gain on disposition of an interest in Shurgard Europe in the quarter ended December 31, 2008, which was for the quarter ended March 31, 2008.

15. Subsequent Events (unaudited)

On February 12, 2009, we completed a fixed price cash tender offer to acquire any and all of our Unsecured Notes Payable. A total of $96.7 million face amount of our 7.75% Notes due 2011 and $13.5 million face amount of our 5.875% Notes due 2013, for an aggregate of $113.1 million in cash plus accrued interest were acquired.

On February 27, 2009, we reached an agreement in principle to acquire all of our affiliate's 6.40% Series NN preferred partnership units ($200 million carrying amount) for approximately $130 million, plus accrued and unpaid distributions from December 31, 2008 through the closing date. This transaction is expected to result in an increase in income allocated to common shareholders of approximately $70 million for the quarter ended March 31, 2009 based upon the excess of the carrying amount over the amount paid. The purchase is subject to negotiation and completion of a binding agreement, and there can be no assurance that the transaction will be completed or the timing thereof, or that the terms of any transaction completed will not vary materially from those currently agreed.

Also on February 27, 2009, we reached an agreement in principle to acquire all of our affiliate's 6.25% Series Z preferred partnership units ($25 million carrying amount) for $25 million. This should result in no increase in income allocated to the common shareholders as they are being acquired at par. As described in Note 7, the holders of the Series Z preferred partnership units have a one-time option exercisable on October 12, 2009 to require us to redeem their units for $25,000,000 in cash, plus any unpaid distributions. The purchase is subject to negotiation and completion of a binding agreement, and there can be no assurance that the transaction will be completed or the timing thereof, or that the terms of any transaction completed will not vary materially from those currently agreed.

PUBLIC STORAGE
EXHIBIT 12 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,				
	2008	2007	2006	2005	2004
	(Amounts in thousands)				
Net income	$ 935,176	$ 457,535	$ 314,026	$ 456,393	$ 366,213
Add: Minority interest in income	38,696	29,543	31,883	32,651	49,913
Less: Minority interest in income which do not have fixed charges	(17,668)	(16,527)	(16,014)	(15,161)	(17,099)
Less: Equity in earnings of investments	(20,391)	(12,738)	(11,895)	(24,883)	(22,564)
Add: Cash distributions from investments	43,455	23,606	17,699	23,112	20,961
Less: Impact of discontinued operations	1,266	252	534	(6,685)	4
Adjusted net income	980,534	481,671	336,233	465,427	397,428
Interest expense	43,944	63,671	33,062	8,216	760
Total earnings available to cover fixed charges	$ 1,024,478	$ 545,342	$ 369,295	$ 473,643	$ 398,188
Total fixed charges - interest expense (a)	$ 45,942	$ 68,417	$ 35,778	$ 11,036	$ 4,377
Cumulative preferred share dividends	$ 239,721	$ 236,757	$ 214,218	$ 173,017	$ 157,925
Preferred partnership unit distributions	21,612	21,612	19,055	16,147	30,423
Allocations pursuant to EITF Topic D-42	(33,851)	-	31,493	8,412	10,787
Total preferred distributions	$ 227,482	$ 258,369	$ 264,766	$ 197,576	$ 199,135
Total combined fixed charges and preferred share distributions	$ 273,424	$ 326,786	$ 300,544	$ 208,612	$ 203,512
Ratio of earnings to fixed charges	22.30x	7.97x	10.32x	42.92x	90.97x
Ratio of earnings to combined fixed charges and preferred share distributions	3.75x	1.67x	1.23x	2.27x	1.96x
Supplemental disclosure of Ratio of Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") to fixed charges:					
Net income	$ 935,176	$ 457,535	$ 314,026	$ 456,393	$ 366,213
Less – Gain on sale of Shurgard Europe	(344,685)	-	-	-	-
Add – Depreciation and amortization (including discontinued operations)	414,201	622,894	438,218	196,485	184,345
Less – Depreciation allocated to minority interests	(4,820)	(14,058)	(4,638)	(3,403)	(6,046)
Add – Depreciation included in equity in earnings of real estate entities	74,918	45,307	38,890	35,425	33,720
Add – Minority interest – preferred	21,612	21,612	19,055	17,021	32,486
Add – Interest expense	43,944	63,671	33,062	8,216	760
EBITDA available to cover fixed charges (b)	$ 1,140,346	$ 1,196,961	$ 838,613	$ 710,137	$ 611,478
Total fixed charges – interest expense (a)	$ 45,942	$ 68,417	$ 35,778	$ 11,036	$ 4,377
Preferred share dividends	$ 239,721	$ 236,757	$ 214,218	$ 173,017	$ 157,925
Preferred partnership unit distributions	21,612	21,612	19,055	16,147	30,423
Allocations pursuant to EITF Topic D-42	(33,851)	-	31,493	8,412	10,787
Total preferred distributions	$ 227,482	$ 258,369	$ 264,766	$ 197,576	$ 199,135
Total combined fixed charges and preferred share distributions	$ 273,424	$ 326,786	$ 300,544	$ 208,612	$ 203,512
Ratio of EBITDA to fixed charges	24.82x	17.50x	23.44x	64.35x	139.70x
Ratio of EBITDA to combined fixed charges and preferred share distributions	4.17x	3.66x	2.79x	3.40x	3.00x

(a) "Total fixed charges – interest expense" includes interest expense plus capitalized interest and includes $13,217,000 in interest expense incurred by Shurgard Europe for the period from August 23, 2006 through December 31, 2006, $24,819,000 in interest expense for the year ended December 31, 2007, and $7,737,000 for the year ended December 31, 2008. As described in Note 3 to the Company's December 31, 2008 consolidated financial statements, Shurgard Europe was deconsolidated as of March 31, 2008. No further interest expense for Shurgard Europe is reflected in our financial statements after March 31, 2008.

(b) EBITDA represents earnings prior to interest, taxes, depreciation, amortization, and gain on sale of an interest in Shurgard Europe. This supplemental disclosure of EBITDA is included because we believe that coverage ratios computed on this basis are a meaningful measure of our liquidity and financial analysts and other members of the investment community consider coverage ratios for real estate companies on this basis. EBITDA should not be used as an alternative to net income, cash flow from operations, or our ratio of Earnings to Fixed Charges in evaluating our liquidity or operating results.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement on Form S-3 (No. 333-144026) and related prospectus,

(2) Registration Statement on Form S-8 (No.333-144907) and related prospectus of Public Storage for the registration of common shares of beneficial interest pertaining to the Public Storage 2007 Equity and Performance-Based Incentive Compensation Plan.

(3) Post-effective Amendment No. 1 on Form S-8 to Form S-4 Registration Statement (No. 333-141448) for the registration of common shares of beneficial interest pertaining to the Public Storage, Inc. 2001 Stock Option and Incentive Plan, Public Storage, Inc. 2001 Non-Executive/Non-Director Stock Option and Incentive Plan, Public Storage, Inc. 2000 Non-Executive/Non-Director Stock Option and Incentive Plan, Public Storage, Inc. 1996 Stock Option and Incentive Plan, PS 401(k) Profit Sharing Plan, Shurgard Storage Centers, Inc. 2004 Long Term Incentive Plan, Shurgard Storage Centers, Inc. 2000 Long Term Incentive Plan, Shurgard Storage Centers, Inc. 1995 Long Term Incentive Compensation Plan.

of our reports dated February 27, 2009, with respect to the consolidated financial statements and related financial statement schedule of Public Storage and the effectiveness of internal control over financial reporting of Public Storage, included in this Annual Report (Form 10-K) of Public Storage for the year ended December 31, 2008.

/s/ Ernst & Young LLP

February 27, 2009
Los Angeles, California

CERTIFICATION

I, Ronald L. Havner, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Public Storage;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of registrant's board of trustees:

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

/s/ Ronald L. Havner, Jr.
Name: Ronald L. Havner, Jr.
Title: Chief Executive Officer & President
Date: March 2, 2009

CERTIFICATION

I, John Reyes, certify that:

1. I have reviewed this annual report on Form 10-K of Public Storage;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of registrant's board of trustees:

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

/s/ John Reyes
Name: John Reyes
Title: Chief Financial Officer
Date: March 2, 2009

Certification of CEO and CFO Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Public Storage (the "Company") for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Ronald L. Havner, Jr., as Chief Executive Officer and President of the Company and John Reyes, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Ronald L. Havner, Jr.
Name: Ronald L. Havner, Jr.
Title: Chief Executive Officer & President
Date: March 2, 2009

/s/ John Reyes
Name: John Reyes
Title: Chief Financial Officer
Date: March 2, 2009

This certification accompanies the Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by §906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company, and will be retained and furnished to the SEC or its staff upon request.

CORPORATE DATA *(as of February 28, 2009)*

Executive Officers

Ronald L. Havner, Jr.
Vice-Chairman of the Board, Chief Executive Officer and President

John Reyes
Senior Vice President and Chief Financial Officer

Mark C. Good
Senior Vice President and Chief Operating Officer

David F. Doll
Senior Vice President

Brian J. Fields
Senior Vice President and Chief Legal Officer

Candace N. Krol
Senior Vice President, Human Resources

Corporate Officers

Drew J. Adams
Vice President and Director of Taxes

Todd Andrews
Vice President and Controller

Mark B. Bilfield
Senior Vice President and Marketing Officer

Capri L. Haga
Senior Vice President—Risk Management

Stephanie G. Heim
Vice President, Corporate Counsel and Secretary

Ken A. Kederian
Vice President of Internal Audit

A. Ammar Kharouf
Vice President and Litigation Counsel

Brent C. Peterson
Senior Vice President and Chief Information Officer

A. Timothy Scott
Vice President and Tax Counsel

Clemente Teng
Vice President of Investor Services

Real Estate Group

David F. Doll
President

David W. Marzocchi
Senior Vice President—Development and Construction

Michael K. McGowan
Senior Vice President—Acquisitions and Development

James F. Fitzpatrick
Senior Vice President—Entitlements

Robbie E. Williams
National Facilities Director

Self-Storage Operations

John M. Sambuco
Executive Vice President

David D. Young
Executive Vice President

Kim DeRuyter
Senior Vice President and Divisional Manager

Brian J. Devlin
Senior Vice President and Divisional Manager

Christopher J. Grenier
Senior Vice President and Divisional Manager

Harvey A. Grindeland
Senior Vice President and Divisional Manager

John S. Hiatt
Senior Vice President and Divisional Manager

Kenneth H. Morrison
Senior Vice President and Divisional Manager

Alan Grossman
Senior Vice President and Chief Financial Officer

Ancillary Businesses

Thomas Miller
President—PS Orangeco

Obren B. Gerich
President—PS Insurance

Shurgard Self Storage S.C.A. (Europe)

Steven De Tollenaere
Chief Executive Officer

Peter G. Panos
Chief Operating Officer

Frank J.E. Boot
Vice President—Marketing

A. Stefan Nilsson
Senior Vice President—Development

Jean L.H. Kreusch
Chief Financial Officer

Evelyn Depasse
General Counsel

David L. Coupez
Chief Information Officer

Professional Services

Transfer Agent
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
(781) 575-3120
www.computershare.com

Independent Registered Public Accounting Firm
Ernst & Young LLP
Los Angeles, California

Certifications

The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. Our Chief Executive Officer's most recent annual certification to the New York Stock Exchange was submitted on May 27, 2008.

Stock Exchange Listing

The Company's Common Shares trade under ticker symbol PSA on the New York Stock Exchange.

PSA LISTED NYSE

Additional Information Sources

The Company's website, www.publicstorage.com, contains financial information of interest to shareholders, brokers and others.

Public Storage is a member and active supporter of the National Association of Real Estate Investment Trusts.

PUBLIC STORAGE

701 Western Avenue, Glendale, California 91201-2349
(818) 244-8080 · www.publicstorage.com

(SKU 002CS-18235)